UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Optimistic Productions LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 26, 2026

Employer Identification Number:

42-4761278

Physical Address of Issuer:

4133 Redwood Ave, Unit 2036, Los Angeles CA, 90066

Website of Issuer:

https://futurevisionxprize.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer will pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) seven percent (7%) of the aggregate amount of the Securities sold by the Issuer in the Offering. The Issuer has paid the Intermediary a non-refundable onboarding fee of zero dollars ($0.00). The Issuer is separately responsible for payment processing fees and custodial fees as described under "Commission and Fees".

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

Type of Security Offered:

Revenue Participation Interests

Target Number of Securities to be Offered:

75,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$75,000

Oversubscriptions Accepted:

- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

December 31, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

	As and for the one day ended August 26, 2026 (Inception Date) *	Prior fiscal year-end
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income/(Loss)	$0.00	N/A

*The Issuer was organized on August 26, 2026. No fiscal year of the Issuer has closed as of the date of this Form C.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,000,000 (the "**Maximum Offering Amount**") of Revenue Participation Interests (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $100.00. The Issuer reserves the right to amend the Minimum Individual Purchase Amount in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer an alternative Minimum Individual Purchase Amount to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. BitGo Bank & Trust, N.A. will serve as the Escrow Agent. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Instrument (attached as **Exhibit B**), the Custody Agreement (attached as **Exhibit C**), and the Omnibus Nominee Trust Agreement (attached as **Exhibit D**). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Bank & Trust, N.A., who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as **Exhibit D**.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under Republic.com/xprize (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make

general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Revenue Participation Agreement attached as Exhibit B (the "**Instrument**"), in conjunction with the following summary information.

Revenue Participation Interests

The Issuer is offering revenue participation interests related to the Picture (as defined below) (the "**Participation Interests**" or "**Securities**"). The Securities are not equity interests in the Issuer. Investors will not become members of the Issuer, will hold no Membership Interest or Economic Interest in the Issuer, and will have no voting, consent, governance or management rights.

The Offering is being undertaken in order to develop, finance, package, produce, distribute, market and otherwise exploit a single feature-length motion picture based on the winning project of the Future Vision XPRIZE competition, together with all related and ancillary rights (the "**Picture**"). The winning project is scheduled to be selected and announced on September 25, 2026. Upon the closing of the Offering, the Issuer will apply the proceeds to the development and production of the Picture in accordance with an approved production budget, as further described in

the "Business" and "Use of Proceeds" sections of this Form C. The Issuer is a single-picture production vehicle and does not intend to develop or produce any other motion picture.

For purposes hereof, an Investor's "**Participation Percentage**" is equal to the aggregate price the Investor paid for its Participation Interests ("**Participation Purchase Price**") divided by the aggregate Participation Purchase Prices paid by all Investors in this Offering, including any securities commission paid to the Intermediary, expressed as a percentage.

Investors are Recoupment Position Holders under the Issuer's Operating Agreement, as amended (attached as Exhibit F), and hold a Non-Member Recoupment Position, being a contractual right held by a Recoupment Position Holder to receive distributions from the Company, which right (a) does not constitute a Membership Interest or an Economic Interest, (b) does not confer any voting, governance, consent, information, or other rights of a Member under the Operating Agreement or the LLC Act, and (c) does not make such holder a Member or partner of the Company for any purpose. Distributions to Recoupment Position Holders are made only out of Company Gross Revenue and in accordance with the Distribution Schedule set forth at Exhibit C to the Operating Agreement, which is reproduced below in its entirety and without modification. References in the Distribution Schedule to the "Project" are references to the Picture and references to the "Company" are references to the Issuer. Although the Issuer will own the sequel, remake and other subsequent production rights in the Picture, income from the exploitation of those rights is excluded from Company Gross Revenue and is therefore not available for distribution to Investors.

"Company Gross Revenue" (defined below) shall have the following deductions paid by or charged against Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

- First, collection account management costs and fees (e.g. Freeway, Fintage), if any**;**
- Second, a residuals reserve as required in order to comply with SAG-AFTRA, DGA, WGA and IATSE guild requirements, if any, but only to the extent such residuals are not directly assumed and/or paid by a distributor**;**
- Third, to the extent not yet paid, and to the extent applicable, distribution fees and distribution costs (including, without limitation, marketing expenses, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Picture (e.g. producer representatives, sales advisors, etc.);
- Fourth, to the extent not yet paid, the repayment of any debt, and any and all applicable premium, interest and/or fees in connection therewith, until all such debt has been repaid in**;**
- Fifth, to the extent not yet paid, actual, verifiable out-of-pocket costs of production, delivery, promotion and marketing directly incurred by Company (e.g., deliverables to distributors, costs for producers, director, cast and others related to the Picture to attend premieres, film festivals and film markets, etc.**);**
- Sixth, to the extent not yet paid, customary "off-the-top" actual, verifiable out-of-pocket, third party deductions (e.g., taxes, checking, collection, currency conversion costs, etc.), including all payments to agents, accountants, attorneys and other parties who represent the Picture, all costs of auditing any distributor of the Picture of any ancillary or subsidiary rights (including, without limitation, accounting, legal and auditor fees and costs), and a reasonable and customary Reserve for Company to cover anticipated expenses not yet charged to the Picture, which such reserve Company shall liquidate in a timely fashion in accordance with industry custom**;**
- Seventh, as a return to the members of Company and to the non-member equity financiers, in the amount of one hundred and twenty percent (120%) of the cash capital contributions and/or other capital contributions made by each such member or the cash contributions made by each such non-member equity financier, as applicable, on a pro rata pari passu basis**;**
- Eighth, to the extent applicable, any bonus payments to third parties (to the extent paid by Company and not assumed by any distributor) (e.g. box office bonuses, SVOD bonuses, music license step deals, etc.), as and when due, if any**;**
- Ninth, payment of any deferments, if any, on a pro rata pari passu basis until all such deferments are paid in full; and
- Thereafter, the balance remaining after the payment of all sums referred to above shall be considered "Net Proceeds", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in and shall be distributed as follows:
    - 50% of the Net Profits shall be allocated to the [i] members of the Company and [ii] the non-member financiers who provided equity financing on a pro rata pari passu basis, with each receiving their Pro Rata Share. "Pro Rata Share" means the ratio of each individual or entity's financing amount to all at-risk equity financing in the Picture.

- 50% of the Net Profits shall be "Producer's Net Profits" and shall be allocated to Company as the producer's share. Company may allocate participation to third parties (e.g. cast, director, etc.) as determined by Company.

"Company Gross Revenue" will be all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Picture and all customary ancillary and subsidiary rights therein (including from merchandising, but excluding any income from the exploitation of sequel, remake or other Subsequent Production Rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is calculated after all bona fide refunds, credits, Tax Incentives, allowances, rights fees (if any), discounts and adjustments. So-called "soft monies" shall be deemed "Company Gross Revenue" to the extent not used to offset the Picture budget or lent against.

Creditor-Debtor: The relationship between the Company and Members is one of "creditor-debtor" and nothing in the Agreement between the Company and Members or this definition shall make Company a fiduciary or trustee of Members. Nothing contained in the Agreement between Company and Members or this definition shall be deemed directly or indirectly to give Members a security interest in the Project or the revenue stream derived from the exploitation of the Project. Company makes no representation that the Project will be released or that the Project will be successful enough that it will generate any amount of Net Proceeds and/or Company Gross Revenue. Members shall not have any security interest, lien or other interest in the receipts of Company and Company has no obligation to segregate any funds. Company shall have the broadest possible latitude in the distribution of the Project, and the exercise of Company's judgment in good faith in all matters pertaining thereto shall be final. In no event shall Company incur any liability based upon a claim that Company has failed to realize receipts or revenue that could have been realized.

Each Investor will be entitled to a share of amounts payable to Recoupment Position Holders equal to such Investor's Participation Percentage multiplied by the aggregate amount payable to Recoupment Position Holders. The Issuer makes no representation that the Picture will be completed, released or exploited, or that any Company Gross Revenue or Net Proceeds will be generated.

The Issuer may borrow funds and incur debt, together with any premium on it, to conduct its business or in connection with the Picture. That debt is recoupable from Company Gross Revenue or from other collateral in connection with the Picture, including tax credits and sales proceeds, at the fourth priority described above and ahead of any amount payable to Investors.

The Issuer may apply for tax rebates and tax credits applicable to the Picture and may engage a tax credit lender in the applicable state. The Issuer's manager may direct, in its sole discretion, that those tax incentives be used to offset the budget of the Picture or be deemed Company Gross Revenue. Tax incentives applied to offset the budget will not be available for distribution to Investors.

The Securities are neither debt nor equity. They carry no principal amount, no stated or accrued return, no liquidation preference, no maturity date and no repurchase right, and the Issuer has no obligation to pay any amount to Investors except out of Company Gross Revenue actually received or credited to it and then only in accordance with the priorities described above. An Investor's claim is contractual only. Nothing in the Instrument makes the Issuer a fiduciary or trustee of Investors, and Investors will have no security interest, lien or other interest in the Picture, in the rights in the Picture or in the revenue stream derived from its exploitation. The Issuer has no obligation to segregate any funds. An Investor's claim ranks behind the claims of the Issuer's third-party creditors and is satisfied solely in accordance with the priorities described above..

The Issuer does not own the Picture or any right in it as of the date of this Form C. The winning project has not been selected and no copyright, screenplay, treatment, option or other underlying right has been acquired. Following the winner announcement, the Issuer intends to acquire from the winner and any other rights holder either (a) title to the copyright in the Picture and all underlying rights, or (b) an exclusive license of all rights required to develop, produce, distribute, exhibit and otherwise exploit the Picture and its ancillary and subsidiary rights. The form of acquisition has not been determined and is subject to negotiation with the winner and to the requirements of the competition rules.

If the Issuer acquires title, the Picture will be owned solely and exclusively by the Issuer, including the copyright in it and all rights in and to it, and including the sole and exclusive distribution, exhibition, performance and reproduction rights. If the Issuer instead acquires an exclusive license, the copyright will remain with the licensor and the Issuer's

rights will be limited to those granted under that license. Such a license may be limited in term, territory, media or scope, may be subject to reversion or termination, may be subject to the licensor's reserved rights, including rights in remakes, sequels and other subsequent productions, and may be subject to the licensor's approval rights. A license that terminates or reverts would end the Issuer's ability to exploit the Picture and, with it, the revenue stream from which Investors are paid.

Under either structure, Investors have no rights in or to the Picture or any element of it, all decisions relating to the Picture are made by the Issuer in its sole discretion, and Investors have no rights of any kind in any remake, sequel or other production based upon the Picture or the underlying property.

Payment to Investors

Amounts payable to Investors are payable solely out of Company Gross Revenue, as and when Company Gross Revenue is received by the Issuer and becomes available for distribution at the applicable priority described above. Under the Instrument, amounts to which Investors are entitled are payable quarterly for the first three (3) years following the close of the Offering. The first quarterly payment commences within ninety (90) days following the first day of principal photography of the Picture, and subsequent quarterly payments are made during that three year period to the extent the Issuer is in receipt of monies to which Investors are entitled. Thereafter payments, if any, are made annually. The Issuer has no obligation to make a payment in any period in which no Company Gross Revenue is available for distribution at that priority. In order to receive payment an Investor must create and provide a Republic Wallet address. That address is the sole and exclusive means by which payment can be distributed, and no payment can be made until the Investor provides one. The Issuer may, but is not obligated to, establish a collection account for the distribution of Company Gross Revenue. Investors have no right to withdraw or to receive a refund of the amount paid for their Securities, in whole or in part.

Transferability

If the Issuer elects to issue Security Instruction Tokens, then within one hundred and eighty (180) days of the Initial Closing the Investor will be able to receive one digital blockchain token (the "**Security Instruction Token**" or "**SIT**") for each Participation Interest to the Investor's unique wallet address on the applicable blockchain. These SITs will be tools to transfer ownership of the Securities. The Issuer is not required to mint or release the SITs.

If the Investor transfers Securities to another person by way of SITs or otherwise, then that person (the "**New Holder**") is deemed to be bound by the terms of the Instrument as an Investor for the period of time they hold such Securities and the Investor irrevocably and unconditionally undertakes to ensure that each New Holder, prior to the transfer of Securities to them, expressly agrees to be bound by the Instrument as an Investor for the period of time they hold such Securities. By transferring any Securities, the Investor assigns all the Investor's rights, title and interest under the Instrument to the recipient of those Securities or to the owner of the wallet to which the Investor transfers any SITs.

Security Instruction Tokens

- The Issuer intends to use an alternative method of providing an instruction called a Security Instruction Token, an ERC-1404 type token, to provide an additional method for the Investor to provide a notification directing the transfer of the Securities. SITs are not intended to be a digital representation of the Securities, nor is the Issuer required to mint or release the SITs.
- After purchasing the Securities in the Offering, Investors may have the opportunity to receive SITs to their self-custodied Republic digital wallets ("**Wallets**") by accessing the Investors' Republic Portfolio page, where there will be an option to receive the SITs. The SITs may be issued before the lock-up period is over, but there will be built-in restrictions to restrict the transfer of any SITs before the lock-up is over.
- Additionally, to receive SITs, the transferee will need to go through onboarding, enter into various agreements with the Custodian, and get their Wallets whitelisted (KYC/AML, etc.). If a transferee fails to meet these requirements, the transfer of SITs will be blocked until the requirements are met.
- The entire series of Securities purchased by investors in the Offering through the Intermediary will be registered in the name of, and held of record by, the Custodian. The Custodian is the legal holder of record for the Securities purchased through the Intermediary.
- The Issuer, its agents or representatives shall deliver the Securities to the Custodian. Investors will sign an Omnibus Nominee Trust Agreement (attached as Exhibit D) and new account forms with the Custodian to designate the Custodian as the legal holder of record for the purchased Securities.

- The Issuer and the Investor authorize the Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Issuer.
- When an Investor wishes to sell or transfer their Securities, they must provide notice to the Custodian, which, subject to any applicable restrictions on transfers, will facilitate the transfer. Transfer of SITs may be one mechanism to do so subject to certain terms and conditions.
- SITs may be considered "securities" in the United States and are expected to be listed for transfer and exchange on securities marketplaces, including without limitation the INX Alternative Trading System ("**INX**").

Not Equity Interests

The Securities are not equity interests in the Issuer. The Securities provide only a contractual right to share in revenues from the Picture as set forth above. Investors will not become members of the Issuer, will have no ownership claim to the Issuer or any of its assets, and will have no right to participate in the management or control of the Issuer's business.

Dividends and Distributions

The Securities do not entitle Investors to any dividends.

Voting and Control

The Securities do not have any voting rights. The Instrument may nevertheless be amended, terminated or waived with the written consent of the Lead or the holders of a majority in interest of the Participation Interests, and any such amendment, termination or waiver binds every Investor.

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place other than its Operating Agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights. The Issuer may admit additional members and may grant additional Non-Member Recoupment Positions, in each case at the discretion of its manager, and any such issuance will dilute the percentage of the amounts payable to Recoupment Position Holders that Investors may eventually receive. The Issuer expects to receive the $2,500,000 Future Vision XPRIZE grand prize as a capital contribution, which will dilute the proportion of the return of capital at one hundred twenty percent (120%) and of the Investor's Share of Net Proceeds attributable to Investors.

Amendment of the Instrument

The Instrument may be amended, terminated or waived only with the written consent of the Issuer, on the one hand, and the Lead or the holders of a majority in interest of the Participation Interests, on the other hand. The Lead is the Investor holding the largest Participation Interest in this Offering, who acts on behalf of Investors and on whose instructions relating to the Securities the Issuer, the Intermediary and the Custodian are entitled to rely. A majority in interest of the Participation Interests means holders of more than fifty percent (50%) of the Participation Interests then outstanding, determined by reference to the aggregate Participation Purchase Prices paid for them. If no Lead has been designated or the Lead ceases to hold Participation Interests, that consent is given by the holders of a majority in interest of the Participation Interests.

An amendment that by its terms adversely affects an Investor in a manner disproportionate to the other holders of Participation Interests, or that increases an Investor's obligations or requires an Investor to contribute additional capital, is not effective against that Investor without that Investor's written consent. That limitation applies only to disproportionate treatment on the face of the amendment. An amendment that applies to all holders of Participation Interests alike is effective against every Investor without any Investor's consent, including an amendment that reduces, defers, subordinates or eliminates amounts that would otherwise be payable to Investors.

Subject to that limitation, an amendment, termination or waiver adopted in the manner described above binds every Investor and every subsequent holder of the Securities, whether or not the Investor consented to it, voted against it or executed the instrument effecting it. No Investor has an individual right to approve or to block an amendment. The Lead and the holders of a majority in interest may grant, withhold or condition consent in their sole discretion and without notice to any other Investor, do not act as fiduciaries of the other Investors and may act in their own interest. An amendment so adopted may be adverse to an Investor and may not be in the best interest of any particular Investor. Investors have no appraisal, dissenters' or similar rights, no right to have their Securities repurchased and no right to a refund on account of an amendment.

Each Investor irrevocably appoints the Issuer, the manager of the Issuer and any executive officer of the Issuer, and each of them, with power of substitution, as its attorney-in-fact, coupled with an interest, to execute, deliver, acknowledge, certify and file in that Investor's name any amendment, termination or waiver consented to in the manner described above, any amended and restated agreement, supplement, joinder, consent, certificate, schedule or other document that gives effect to or is reasonably necessary to carry out that amendment, termination or waiver, and any related governmental filing. The power extends to every matter within the scope of an amendment, termination or waiver so consented to. Once the required written consent is given, the amendment, termination or waiver is effective as to every Investor without any further act, consent or signature of that Investor. The power of attorney is durable and irrevocable, survives an Investor's death, incapacity, dissolution or bankruptcy and the transfer of that Investor's Securities, and binds that Investor's successors and assigns. The Issuer may record any such amendment, termination or waiver on its books and records without further act of the Investor, and will make a copy available to an Investor on request. By purchasing the Securities each Investor agrees to be bound by any amendment, termination or waiver adopted in accordance with the Instrument.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

Investor Perks

The Issuer intends to offer the following non-monetary perks to Investors based on the amount and the timing of their investment.

"The Moonshots Pack"
(early bird perk)

Invest any amount between 25 and 27 September 2026.

- An invitation to the Moonshots Investors gathering with Peter Diamandis[2]
- Free tickets to Moonshots LIVE 2027, capped at 10, random drop: 10 random investors get a ticket to next year's Moonshots LIVE in Los Angeles [1]
- Your question asked on the Moonshots podcast: submit one question for Peter Diamandis's episode with the winning filmmakers within 48 hours of launch, and selected questions are answered on air

Tiers

$100 — Founding Backer

- Your name on the investor wall on the film's website
- Digital crew ID with your investor number

- Digital copy of the finished film †
- Email progress reports from development through release
- Live Q&A Zooms with the filmmakers during production †

$500

- FVXP Winner Film Investor Edition t-shirt
- Q&A priority: your questions are taken first on the filmmaker Zooms
- Everything above

$1,000

- Invitation to the Moonshots Investors gathering with Peter Diamandis in Los Angeles
- Numbered limited-edition poster
- Special thanks credit in the film's end credits, first 50 investors †
- Everything above

$5,000

- A character or prop in the film named after you, first 2 investors †
- Signed copy of Peter Diamandis's latest book, *We Are as Gods*
- Numbered limited-edition poster signed by Peter Diamandis and a Future Vision XPRIZE judge
- Everything above

$10,000

- Small-group reception with Peter Diamandis during the Moonshots Investors gathering in Los Angeles[2]
- Ticket to the premiere, with RSVP priority for the first 20 investors †
- Everything above

$25,000

- Associate Producer credit †
- Set visit to the winning production [3] †
- Everything above

$100,000

- Executive Producer credit †
- Set visit to the winning production[3]
- Private dinner with Peter Diamandis, a Future Vision XPRIZE judge and the winning filmmaking team †
- Private tour of the Roddenberry Archive
- Everything above

Perk terms

† Delivered by the winning filmmaking team and depends on its producers, financiers and distributors. We will use best efforts to deliver it.

1. You have 48 hours to RSVP and commit, or the ticket goes to the next random person.

2. Dates to be announced. RSVP required, capacity may be capped.

3. Subject to the production schedule.

The perks are a thank-you to Investors. They are not part of the Securities, are not consideration for the Securities, have no cash value, are not transferable, confer no economic, voting, ownership or revenue participation right, and do not increase, decrease or otherwise affect the amounts, if any, payable to an Investor under the Instrument. Perks are based on an Investor's aggregate investment in this Offering and lapse if that investment is canceled or refunded.

Certain perks are to be delivered by persons other than the Issuer, including the winning filmmaking team and its producers, financiers and distributors, Moonshots LIVE LLC and its principals, the XPRIZE Foundation and its judges, and third-party venues and archives. The Issuer is not party to an agreement with each of those persons obligating delivery of the perks and has no right to compel delivery. The Issuer will use best efforts to deliver each perk. The Issuer may substitute a comparable perk, and may decline to deliver a perk where the production, financing or distribution agreements for the Picture do not permit it. Timing follows the production schedule for the Picture. Admission-based perks cover admission only, and travel, accommodation and other costs are borne by the Investor. Physical items ship once per Investor to the address the Investor provides.

Perks awarded by random drawing are subject to official rules published on the Deal Page, which govern eligibility, entry, the drawing and the claim period. Perks are void where prohibited.

The receipt of a perk may be a taxable event for an Investor. The Issuer does not provide tax advice and each Investor is responsible for its own tax treatment of any perk received. To the extent permitted by law, the Issuer has no liability for any perk that is changed, substituted or not delivered.

The costs of providing the perks are paid by the Issuer and reduce the proceeds of this Offering available for the development and production of the Picture. See "***Use of Proceeds***."

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer will pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) seven percent (7%) of the aggregate amount of the Securities sold by the Issuer in the Offering. The Issuer has paid the Intermediary a non-refundable onboarding fee of zero dollars ($0.00). The Issuer is also responsible for all payment processing fees and for custodial fees of $5.00 per Custodial Account per year, which the Intermediary will cover for the first one thousand (1,000) Custodial Accounts for five (5) calendar years commencing at the closing date of the Offering, after which the Issuer will cover all custodial fees until termination of the Custodial Accounts. The Issuer will pay the Intermediary a termination fee of ten thousand dollars ($10,000.00) in the circumstances specified in the Issuer's agreement with the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed

companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We depend on a single motion picture and have no other source of revenue.

The Issuer is a single-picture operating company organized to develop, finance, package, produce and exploit one feature-length motion picture and the rights related to it. The Issuer has no other business, no other assets and no other source of revenue. Investors will have no diversification across projects, and the failure of the Picture to be completed, released or commercially exploited will result in the loss of some or all of an Investor's investment. An investment in the Securities is a concentrated bet on the outcome of one motion picture.

We will rely on third parties for the services, personnel and facilities necessary to produce and distribute the Picture.

The Issuer has no employees. It will depend on a screenwriter, a director, cast, department heads, crew, production-services vendors, payroll services, post-production facilities, sales agents and distributors, none of whom has been engaged as of the date of this Form C. The Issuer's ability to produce and exploit the Picture will be adversely affected if these parties do not perform in compliance with the Issuer's requirements and in a timely and cost-effective manner, if they become unavailable, or if the Issuer is unable to engage them on acceptable terms or at all. The Issuer may also be required to accept terms that reduce the amounts available for distribution to Investors, including deferments, profit participations and contingent compensation.

We do not own the Picture or the rights underlying it, and our chain of title is not established.

As of the date of this Form C, the winning project of the Future Vision XPRIZE competition has not been selected and the Issuer holds no copyright, screenplay, treatment, option or other underlying right in the Picture. The Issuer has no registered or applied-for copyrights, trademarks or patents. Establishing a clean chain of title will require the Issuer to acquire the winning project and all underlying rights from the winner and any collaborators, to obtain all necessary clearances, releases and licenses, and to secure rights to any third-party music, footage and other materials. There is no assurance the Issuer will do so, or that it will do so on acceptable terms. Defects in the chain of title could prevent the Picture from being produced, delivered, insured or distributed, and could expose the Issuer to infringement claims. In addition, the "Future Vision XPRIZE," "XPRIZE" and "Moonshots" marks are owned by other entities, and the Issuer has no license or consent to use those marks.

The rights in the winning project revert to the winner if production does not commence within three years, and we would then hold no project.

The winning screenplay is to be assigned to us, but the assignment is subject to a reversion. If we have not commenced production within three years of the assignment, or if the project is abandoned before then, the rights return to the winner and we cease to hold the asset on which our business depends.

A reversion does not return our costs. The grand prize funding is not repayable to us, third party financiers that have advanced funds against the Picture retain their customary repayment rights against us, and we will have spent the proceeds of this Offering on development. Investors have no right to compel the return of their investment, and on a reversion we would hold no screenplay, no rights and little or no cash. Investors would receive nothing.

In addition, by entering the competition, participants grant the competition's operations partner exclusive rights in their submission from the moment of submission through the winner announcement, together with a first right to develop selected projects, and participants may not shop their concepts to other studios or producers during that period.

The Issuer's success depends on the experience and skill of the managers, its executive officers and key employees.

We are dependent on our managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our managers, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Motion picture piracy may affect our ability to maximize our revenues.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high-quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Issuer's business, because these products could reduce the revenue generated by the Picture. Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Issuer to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the Picture. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, the industry is subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that the industry is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on the industry.

The Picture has not been selected, and our entire business plan depends on the outcome of a competition that we do not control.

We were organized to produce the winning project of the Future Vision XPRIZE competition. The winner is scheduled to be selected and announced on September 25, 2026. As of the date of this Form C, the winning project has not been selected, no screenplay exists, no talent is attached and no production budget has been prepared. Investors will therefore be asked to commit capital without knowing the story, the creative team, the budget, the production schedule or the intended distribution path for the Picture.

The competition is operated by third parties. Judging, selection and final selection authority rest with the competition organizer, its operations partner and its sponsors, none of which is the Issuer. The competition rules may be amended, entries may be disqualified, the announcement may be delayed and the organizers may exercise discretion in ways that are adverse to us. We have no ability to control or to compel any particular outcome, and an outcome adverse to us could leave us without a project and Investors without any prospect of a return.

If no winner is selected, or the winner does not deliver the project to us, we may have no project to produce.

The selection of a winner does not itself vest any rights in us. The winner must transfer or license the winning project and all underlying rights to us, must satisfy the competition's eligibility and conduct requirements, and must execute the agreements contemplated by the competition rules and our Operating Agreement. A winner may decline to proceed, may fail to satisfy those requirements, may be unable to deliver clean title, or may negotiate terms we are unwilling to accept. If no winner is selected, or the winner does not deliver, we may hold Offering proceeds with no project to produce, and may be required to seek an alternative project or to wind up. Investors have no right to compel the return of their investment in those circumstances.

The winner of the competition is expected to become the holder of ninety percent of our Membership Interests and our manager, which will change control of our business after Investors commit their capital.

Our Operating Agreement expressly permits our manager to transfer Membership Interests to the winner of the Future Vision XPRIZE competition, or to the winner's designee, without the consent or approval otherwise required for transfers, subject only to the transferee's execution of a joinder. Following the winner announcement, we expect to admit the winner as a member. That admission or transfer may constitute a substantial reallocation of our ownership. The winner is expected to become the manager of our company on admission. Control over development, production, financing, distribution and the application of our funds will pass to a person Investors have had no opportunity to evaluate, and who is expected to hold ninety percent (90%) of our Membership Interests. The circumstances in which the winner may be removed as manager, and the treatment of the winner's membership interest on removal, will be set out in our Operating Agreement as amended or amended and restated following the announcement. The terms of that amendment have not been settled and Investors will have no vote on it. As the holder of a majority of the Membership Interests, the winner will also control the member-level actions that require the consent of a majority in interest, including the sale of the Picture or of substantially all of our assets and our merger, conversion or voluntary dissolution.

Investors have no contractual right to vote on, consent to, approve or receive advance notice of that admission or transfer, and will have no ability to evaluate the person who will control our business at the time they make their investment commitment. The only rights Investors have in respect of that admission or transfer are those Regulation CF confers. If the admission or transfer occurs before this Offering closes and results in a material change to this Form C, we will file an amendment on Form C/A, and each Investor who has made an investment commitment will be given notice of the material change and must reconfirm that commitment within five business days of receipt of the notice. An Investor who does not reconfirm will have its commitment canceled and its committed funds returned without interest. If the admission or transfer occurs after the Offering closes, Investors will have no notice, consent, approval or reconfirmation right of any kind.

The winner has no operating history with us, may have no experience producing a feature-length motion picture, and may make decisions concerning the Picture, its budget, its creative direction, its financing and its distribution that differ materially from those our current management would make. Those decisions may reduce or eliminate the amounts, if any, ultimately payable to Investors.

Neither we nor our manager has produced a feature-length motion picture.

We were organized on August 26, 2026 and have no operating history. Neither we, nor our manager, nor any of our manager's advisors has previously managed or produced a feature-length audiovisual production. We will endeavor to engage persons with the skills necessary to produce and distribute a feature-length motion picture, but no assurance can be given that we will be successful in doing so, or that we will be able to supervise, budget, schedule, complete, deliver or exploit the Picture effectively, any of which could result in the loss of an Investor's entire investment.

We cannot guarantee that we will be successful in producing, distributing, selling, commercializing or exploiting the Picture, or that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting the Picture or any products created in connection with it. Further, even if we do so, no assurance can be given that we will generate a profit. If we cannot generate a profit, we will have to suspend or cease operations and Investors may lose their entire investment.

Our entry into the motion picture production business faces various risks and challenges, including:

- the success of the Picture will be primarily dependent on audience acceptance, which is extremely difficult to predict;

- the production and marketing of a feature-length motion picture is capital-intensive, and our capacity to generate cash from the Picture may be insufficient to meet our anticipated capital requirements;

- delays and increased expenditures may arise from creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the Issuer, its production partners and distributors;

- the costs of producing and marketing motion picture content have steadily increased and may increase further, which may make it more difficult for us to generate a profit or to compete against other content producers;

- theatrical and home entertainment release is subject to seasonal variation based on the timing of other releases, and a short-term negative impact during a period of high seasonal demand could disproportionately affect the Picture;

- a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films could delay or halt our production activities;

- the strain on our personnel from the effort required to produce the Picture, and the time required for creative development, may delay completion and release; and

- the profitable distribution of the Picture depends in large part on the availability of one or more capable distributors who are able to arrange appropriate advertising and promotion and proper release dates, and any decision by those distributors not to distribute or promote the Picture, or to promote competing content to a greater extent, could materially reduce the revenue generated by the Picture.

Because the motion picture industry is highly speculative and inherently risky, the Picture may not be commercially successful, in which case we will not be able to recover our costs or realize anticipated profits.

The motion picture industry is highly speculative and inherently risky. We cannot assure you that the Picture will be successful, because the revenues derived from the production and distribution of a motion picture depend primarily upon acceptance by the public, which cannot be predicted. The revenues derived also may not correlate to the production or distribution costs incurred. A motion picture's commercial success also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Many films are produced each year and are never released. Many films that are released are not commercially successful and fail to recoup their production costs.

Domestic theatrical distribution is very competitive and dominated by major studio distributors.

Domestic theatrical distribution is very competitive. A substantial majority of the motion picture screens in the United States typically are committed at any one time to a limited number of films distributed nationally by major studio distributors that can command greater access to available screens. Although some theaters specialize in exhibiting independent motion pictures, there is intense competition for screen availability for those films as well. The Issuer will compete with numerous major motion picture production and distribution companies that have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures. The Picture will also compete indirectly with other forms of public entertainment.

The costs of producing motion pictures are often underestimated, and the Picture may not be completed within budget or at all.

The costs of producing motion pictures are often underestimated and may increase by reason of factors beyond the control of the producers, including weather conditions, illness or death of technical and artistic personnel, artistic

requirements, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. There are substantial risks associated with film production, including death or disability of key personnel, destruction or malfunction of sets or equipment, inability of production personnel to comply with budgetary or scheduling requirements, and physical destruction or damage to the Picture itself. Significant difficulties of this kind may materially increase the cost of production or cause the Picture to be abandoned.

If we obtain a completion guarantee, the completion guarantor may take over the Picture and displace our creative and business control.

A completion guarantor customarily has the contractual right, upon a budget overrun or schedule failure, to assume control of the production, to replace the director, producers and other personnel, to make cuts to the script and shooting schedule, and to complete and deliver the Picture as it sees fit. The guarantor's obligation runs to the financiers and distributors that require the guarantee, not to Investors. If a guarantor exercises those rights, the Picture that is delivered may differ materially from the Picture described in this Form C, the guarantor's advances are recouped from revenue ahead of Investors, and the amounts, if any, ultimately payable to Investors may be reduced or eliminated.

We may not obtain a completion bond or production insurance, and we hold no insurance as of the date of this Form C.

We hold no insurance coverage of any kind as of the date of this Form C. We may elect to forgo the purchase of a completion bond or other production-related insurance for the Picture, with the result that losses relating to key personnel, equipment, locations or film footage would be uninsured. Insurance covering our liabilities arising from the creation, exploitation and disposition of the Picture may not be available at a reasonable cost or may not be obtained at all, and our assets may be exposed to operating risks that are not insured. In addition, our Operating Agreement permits any policy we do obtain to be combined with policies covering assets owned by separate and unrelated companies managed by our manager, in which case our coverage may be limited or reduced. An uninsured loss could increase the cost of the Picture, delay or prevent its completion, and reduce or eliminate the amounts available for distribution to Investors.

We must clear chain of title and place errors and omissions insurance before a distributor will be obligated to accept delivery of the Picture.

Distribution agreements customarily condition the distributor's obligation to accept delivery, and therefore to pay anything, on the producer establishing a complete chain of title to the Picture and all underlying literary, dramatic and musical material, obtaining every necessary clearance, release and license, and placing errors and omissions insurance with a carrier and on terms acceptable to the distributor. We have not established chain of title, obtained clearances or placed errors and omissions coverage, and we may be required to make script changes in order to obtain that coverage. If we cannot satisfy those conditions, a distributor may refuse delivery, terminate its agreement or offset the cost of curing the defect against amounts otherwise payable to us, and we may be unable to generate any revenue from the Picture.

The production and distribution of a motion picture is a long-term undertaking, and Investors may wait years for any return.

Pre-production may extend for two to three months and longer in certain circumstances. Principal photography may extend for several weeks or more. Post-production may extend for three to four months and longer in certain circumstances. Distribution and exhibition may continue for years before Company Gross Revenue or Net Proceeds are generated, if at all. Investors should be prepared to hold the Securities for an indefinite period and should have no need for liquidity in this investment.

Foreign distribution of the Picture is subject to regulation, currency controls and other restrictions.

Foreign distribution of a motion picture outside the United States and Canada may require the use of various foreign distributors. Some foreign countries impose government regulations on the distribution of films. Revenues derived from the distribution of the Picture in foreign countries, if any, may be subject to currency controls and other restrictions that may temporarily or permanently prevent the inclusion of such revenue in Company Gross Revenue.

A distributor may cross-collateralize the Picture with other pictures, so that losses on other titles are recouped out of the Picture's receipts.

Distributors frequently license motion pictures in packages and account for them on a cross-collateralized basis, applying receipts from one picture against unrecouped costs and advances attributable to others in the same package, territory or medium. We have not entered into any distribution agreement and cannot assure Investors that we will be able to negotiate the exclusion of cross-collateralization. If the Picture is cross-collateralized, receipts that would otherwise be remitted to us may be applied to recoup losses on pictures in which we and Investors have no interest, and we may receive materially less Company Gross Revenue, or none at all, notwithstanding the commercial performance of the Picture.

Pre-sales of distribution rights in individual territories will reduce the revenue available from the Picture as a whole.

Independent motion pictures are frequently financed in part by licensing distribution rights in individual territories or media in advance of production. Any such pre-sale is made at a fixed price negotiated before the Picture's commercial performance is known, and the advances received are customarily applied to the production budget rather than distributed. A pre-sale forecloses the possibility of a more favorable license in that territory or medium after release, and dilutes the aggregate revenue potential of the Picture. Investors will have no right to approve any pre-sale.

The Picture's content rating and censorship in foreign jurisdictions may limit its distribution and reduce its revenue.

Distribution agreements are frequently conditioned on the Picture receiving a content rating no more restrictive than a specified classification. Because neither the screenplay nor the finished Picture exists, we cannot predict the rating the Picture will receive. A more restrictive rating would narrow the audience that may attend, limit the media in which the Picture may be advertised, and may permit a distributor to refuse delivery. Censors in foreign jurisdictions may also find elements of the Picture objectionable and require cuts, which would add to our costs, or may deny release entirely. Each of those outcomes would reduce the revenue available for distribution to Investors.

Investors are at the end of the motion picture revenue chain and are paid only after every party ahead of them has been paid.

The distribution of a motion picture typically flows from the producer to the distributor, who in turn may deliver it to territorial sub-distributors, who distribute it to theatrical exhibitors. The box office receipts generated by a motion picture travel the same route in reverse. The exhibitor takes its share and remits the balance to the sub-distributor, who takes its share and remits the balance to the distributor, who takes its share and remits the balance to the producer. Investors, whose money has been at risk for the longest period, are at the end of that chain. If the Issuer in negotiating a distribution arrangement must rely heavily on a participation at some defined level of the Picture's revenue stream, revenues to the Issuer, and therefore to Investors, are likely to be last in line to benefit from that revenue stream, if at all.

There may never be any Net Proceeds, and the deductions taken ahead of Investors are extensive.

Our only source of revenue will be the exploitation of the Picture. Before any amount is payable to Investors, Company Gross Revenue is reduced by collection account costs, guild residuals reserves, distribution fees and costs, repayment of debt and related premium, interest and fees, out-of-pocket costs of production, delivery, promotion and marketing, customary off-the-top third-party deductions, and reserves established at the discretion of our manager. Only after those deductions are Investors entitled to recoup their capital, and only after further bonus payments and Deferments is any balance treated as Net Proceeds. Each of those deductions is determined in the first instance by our manager or by third parties, and the aggregate of them may exceed all revenue the Picture ever generates. There can be no assurance that any amount will be available for distribution to Investors.

The basis for the calculation of the amounts we will be entitled to receive from the release of the Picture will be detailed in one or more distribution agreements or production agreements, none of which has been negotiated or finalized. Those terms will be negotiated in accordance with prevailing industry practice, and the definitions of gross receipts, distribution fees, distribution expenses and net proceeds used in them are customarily drafted in favor of the financier or distributor. Investors will have no opportunity to review or approve those agreements, and the accounting definitions ultimately agreed may prevent any amount from ever reaching Investors.

Production tax incentives may be unavailable, reduced or recaptured, and our manager decides whether they benefit Investors.

We may apply for state, local or foreign production tax credits, rebates and other incentives to offset the cost of the Picture. Those programs are subject to annual appropriation and aggregate caps, are frequently amended or eliminated, and impose qualification, local spend, audit and certification requirements. An incentive may be denied, reduced, delayed or recaptured after it has been claimed, including for failure to satisfy conditions after production is complete. Our Operating Agreement permits our manager, in its sole discretion, either to apply any incentive against the budget of the Picture or to lend against it, or instead to treat it as Company Gross Revenue. Investors have no right to participate in that election, and the election our manager makes may materially affect whether Investors receive any benefit from the incentive.

If the Picture is licensed to a streaming service on a buyout basis, Investors' return will be limited to a share of the buyout price.

A substantial portion of independent motion pictures are now licensed to streaming services for a fixed fee that buys out all backend participation, rather than for an advance plus a share of downstream revenue. A buyout produces a single, capped payment regardless of how widely the Picture is viewed, and the streaming service is under no obligation to report viewership. If we license the Picture on that basis, Investors' recoupment and their share of Net Proceeds will be measured against the buyout price alone, which may be substantially less than the Picture would have generated through conventional distribution, and Investors will not share in the Picture's subsequent success.

Investors will not participate in revenue from sequels, remakes or other subsequent productions based on the Picture.

Company Gross Revenue, from which all amounts payable to Investors are derived, expressly excludes income from the exploitation of sequel, remake and other subsequent production rights. If the Picture is commercially successful and a franchise develops from it, the economic value of that franchise will accrue to our members and to third parties and not to Investors. Our manager has exclusive authority over the exploitation of those rights and may exploit them at any time, including before Investors have recouped any part of their investment.

Guild residuals must be paid before Investors are paid, and the guilds may foreclose on the Picture if they are not.

If the Picture is produced under collective bargaining agreements with the Screen Actors Guild-American Federation of Television and Radio Artists, the Directors Guild of America, the Writers Guild of America or the International Alliance of Theatrical Stage Employees, we will be obligated to pay residuals to guild members based on the exploitation of the Picture. Our distribution schedule requires a residuals reserve to be taken out of Company Gross Revenue ahead of any recoupment by Investors, to the extent the residuals are not directly assumed or paid by a distributor. Residual obligations continue for so long as the Picture is exploited and are not limited to the amounts raised in this Offering. If we fail to pay residuals when due, a guild may have the right to foreclose on the Picture itself in order to satisfy the obligation, in which case Investors could lose their entire investment.

Talent and other third parties may hold gross participations that are paid before any amount reaches Company Gross Revenue.

Directors, principal cast, writers, producers and financiers frequently negotiate contingent compensation measured against gross receipts rather than net proceeds, and payable from the first dollar or from a defined breakeven. Participations of that kind are paid at the distributor level, before receipts are remitted to us, and are therefore deducted before Company Gross Revenue is calculated and before any of the priorities described under "The Securities" are applied. We have attached no talent and negotiated no participations, and the participations we ultimately grant may be substantial. Investors will have no right to approve them, and they may reduce or eliminate the amounts payable to Investors.

Our revenues and results of operations may fluctuate significantly and are not predictable.

Our results of operations depend significantly upon the commercial success of the Picture, which cannot be predicted with certainty. Underperformance at the box office in any period may cause our revenue and earnings results for that period, and potentially for subsequent periods, to be materially less than anticipated. Results of any one period may not be indicative of results for any future period, and our results from year to year may not be directly comparable.

Our success depends on external factors in the motion picture and television industry that we do not control.

The popularity of the Picture will depend on many factors, including the critical acclaim it receives, the format of its initial release, its talent, its genre and subject matter, audience reaction, the quality and acceptance of content that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. Because performance in ancillary markets is often related to theatrical box office performance, poor box office results may negatively affect future revenue streams.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant change, primarily due to technological developments and shifting consumer tastes. We cannot accurately predict the overall effect that technological growth, emerging distribution channels or the availability of alternative forms of entertainment may have on the potential revenue from, and profitability of, the Picture. Certain outlets for the distribution of motion pictures may not obtain the public acceptance predicted for them, and if new distribution channels gain popular acceptance, demand for existing channels may decrease. If we are unable to exploit new distribution channels to the extent expected, our business, operations and financial condition could be materially adversely affected.

Our manager has exclusive control over our business and the Picture, and Investors have no voice in any decision.

Under our Operating Agreement, our manager has exclusive control and complete decision-making authority over all aspects of the Picture, including development, pre-production, production, post-production, exhibition, distribution and other exploitation of the Picture and the rights in it, approval of final cut, and the collection, management and distribution of all funds. Our manager may borrow money, pledge and encumber our assets, employ and dismiss personnel, compromise claims, enter into contracts, make tax elections, create and withdraw from reserves, and allocate profit participations to third parties. Investors are not members, have no vote or consent right on any matter, and will have no creative or business control. Decisions may be taken over an Investor's objection and may reduce or eliminate the amounts payable to Investors.

Our manager's fiduciary duties, and its liability to us for breach of those duties, have been eliminated.

Our Operating Agreement eliminates in their entirety any duties, including fiduciary duties, that our manager would otherwise owe to us or to any other person bound by that agreement, and eliminates in their entirety any liability of our manager for breach of contract and breach of those duties, in each case except for a bad faith violation of the implied contractual covenant of good faith and fair dealing. Where our manager is permitted to act in its "sole discretion," it is entitled to consider all interests and factors as it deems appropriate, including its own. The scope of the duties owed to us and to our investors by our manager is materially narrower than the duties a corporation's directors would owe to the corporation and its minority stockholders, and Investors have materially fewer remedies as a result.

Our manager cannot be removed and is not required to devote its services exclusively to us.

Our Operating Agreement provides that our manager may not be removed except with its own prior written consent. Our manager is not required to render exclusive services to us or to the Picture. Our manager, the production team and the talent may hold interests in, and devote time to, other business ventures, including the production of other motion pictures and the organization of companies similar to ours, without any obligation to offer those opportunities to us. Conflicts of interest may arise in the allocation of our manager's time and attention, and may be resolved in a manner adverse to Investors. Our Operating Agreement is expected to be amended or amended and restated following the winner announcement, and the removal provision described above is expected to change. Investors will have no vote or consent right on that amendment and no right to approve its terms.

A ten percent holder will hold consent rights over our financing, the disposition of the Picture and our dissolution, and Investors will have no equivalent right.

Following the winner announcement, a holder of ten percent (10%) of our Membership Interests that does not manage our company is expected to hold consent rights over our making any single commitment in excess of $100,000,

exceeding the contingency in an approved budget, selling, optioning or licensing the Picture or any right in it, incurring new equity or debt, paying our manager or its affiliates outside approved fees and winding up our company, together with such other matters as our Operating Agreement provides.

Those rights give a minority holder a veto over the financing, the exploitation and the disposition of the only asset from which Investors can be paid. That holder owes Investors no duty, may withhold consent for reasons of its own, and may withhold consent where our manager and Investors would both prefer that we proceed. A refusal to consent to financing, to a sale or to a license of the Picture could delay or prevent production or exploitation and could reduce or eliminate the amounts payable to Investors.

Our manager may enter into transactions with itself and its affiliates and is entitled to compensation and to non-auditable expense reimbursement.

The Operating Agreement expressly authorizes the manager to enter into agreements with its own partners, members, shareholders and affiliates in connection with the Issuer's business, provided that such agreements are entered into in good faith and on terms no less favorable to the Issuer than if the other party were unrelated and at arm's length and for fair value. Investors are not members and have no right to enforce that covenant. The manager will be compensated under service agreements with the Issuer for services rendered in connection with the production of the Picture, may be accorded a profit participation under those agreements, may lend money to the Issuer and charge interest at a rate it determines in its own discretion, and is entitled to reimbursement of expenses on a non-auditable basis. Each of those arrangements reduces the amounts otherwise available for distribution to Investors.

We may incur debt secured by our assets and revenue, and lenders will be repaid ahead of Investors.

Our Operating Agreement permits our manager to borrow funds, take on debt and participate in crowdfunding to enable us to conduct our business, and to secure that indebtedness with our assets and income, including by granting lenders a security interest in them. Debt so incurred, together with any applicable premium, interest and fees, is repaid from Company Gross Revenue ahead of any recoupment by Investors. Investors themselves hold no security interest in the Picture, in the rights in it, or in the revenue stream derived from its exploitation.

Our manager may grant profit participations, deferments and bonus payments to third parties that reduce the amounts available to Investors.

Our manager is authorized to allocate profit participation to third parties providing rights, monies or services on or to the Picture, and to enter into agreements under which persons rendering services, materials or facilities receive deferred amounts or a percentage participation in our revenue. Our manager may also commit to pay studios, distributors and other third parties out of revenues generated by the Picture at a point in the revenue stream prior to our receipt of Company Gross Revenue, including through flat fee arrangements, negative pickup deals or an outright sale of the Picture. Each of those arrangements may reduce, and in the aggregate may eliminate, the amounts otherwise payable to Investors.

Google is entitled to credits and to negotiate fixed and contingent compensation in connection with the Picture, and those terms have not been agreed.

Under the competition rules and the sponsorship agreement governing the competition, if a finalist project is adapted to a feature, Google will serve as a producing partner and is entitled to an on-screen production company credit and up to three individual executive producer credits for individuals it designates. The winner or finalist is further required to negotiate in good faith with Google, following the announcement of finalists and winners, regarding Google's participation in the project, including fixed and contingent compensation commensurate with those credits and the value of the resources provided. Those terms have not been negotiated. Any fixed compensation payable to Google would increase the cost of the Picture, and any contingent compensation would reduce the revenue available for distribution to Investors. Google's provision of tools and technical resources remains subject to availability and to Google's discretion.

Range Media Partners may receive equity, producer fees and backend participation in the Picture, and there is no assurance the Picture will be produced.

The competition operations partner has committed only to use good faith efforts to negotiate, following the winner announcement, toward a film production agreement addressing ownership structure and equity splits, the application

of the grand prize funding, additional financing structure and recoupment waterfall, creative approval rights and governance, distribution rights and revenue participation, credits, marketing rights and sequel and franchise provisions. That agreement expressly does not guarantee that film production will occur, and production depends on financing availability, talent attachment, market conditions and successful negotiation of mutually acceptable terms. The agreement under which that commitment was made expires by its terms on September 30, 2026, or upon completion of the live finale if later, and the provision containing the commitment is not among the provisions that survive expiration. The operations partner may therefore have no continuing obligation of any kind with respect to the Picture at the time this Offering closes. The operations partner's compensation for film production services may include equity ownership, producer fees and backend participation, each of which would dilute or reduce the amounts otherwise payable to Investors.

ARK may acquire participation economics in the Picture, and those terms have not been agreed.

Under an executed sponsorship agreement between Moonshots LIVE LLC and ARK Investment Management LLC, ARK and the production company or rights holder for the Picture are to negotiate in good faith participation economics tied to the Picture in consideration of ARK's promotional and distribution support, which may include a revenue share arrangement or a success-based participation. We expect to be that production company and rights holder. Those terms have not been negotiated, we cannot predict their quantum, and Investors will have no right to approve them. Any participation ARK acquires would be satisfied out of revenue that would otherwise be available for distribution to Investors.

Our indemnification obligations could deplete our assets.

We are required to indemnify and hold harmless our members, our manager and their respective officers, directors, shareholders, partners, members, trustees, beneficiaries, employees, agents, heirs, assigns, successors-in-interest and affiliates against losses, damages, liabilities and expenses, including reasonable attorneys' fees, judgments, fines and settlements, incurred in connection with acts performed in good faith and within the scope of the authority conferred on them, subject to limited exceptions. We are also required to advance defense expenses. Indemnification and advancement are satisfied solely out of our assets and could reduce or deplete those assets, including assets that would otherwise be available for distribution to Investors.

Upon dissolution, the copyright in the Picture transfers to our manager.

Our Operating Agreement provides that if, upon our dissolution, the rights in the Picture and its underlying property have not been disposed of, all of our copyrights and ancillary copyright rights in the Picture automatically transfer to our manager, which assumes the related obligations. By its terms that assumption runs to repayment obligations owed to our members; it does not expressly extend to Recoupment Position Holders, and the liquidation waterfall likewise distributes to members by reference to positive capital account balances, which Investors do not have. Our duration is limited: we continue only until eight years after the theatrical release of the Picture, unless terminated or dissolved earlier. Investors have no vote on dissolution and no ability to prevent that transfer.

If we were deemed an investment company, our business would be materially adversely affected.

We do not believe we are an investment company as defined in Section 3 of the Investment Company Act of 1940, on the basis that our business is to develop, produce and exploit a single motion picture rather than to invest, reinvest or trade in securities. If our activities, our holding of Offering proceeds pending selection of the Picture, or the characterization of our interests in any production entity were to result in our being deemed an investment company, we would be required to register under that Act or to restructure our operations, would become ineligible to rely on Section 4(a)(6) of the Securities Act, and could face rescission rights and regulatory action. Any of those outcomes would materially and adversely affect our business and the value of the Securities.

Risks Related to the Offering

The Escrow Agent and the Custodian may be changed during the Offering, which may result in delays or operational adjustments.

Under the Issuer's agreement with the Intermediary, the Intermediary selects the Custodian in its sole discretion and instructs the Escrow Agent, and the Escrow Agent or the Custodian may be replaced at any time during the Offering.

In the event of such a change, investor funds held in escrow may be transferred to a new escrow account with a different financial institution. Any such transition will be conducted in compliance with applicable laws and regulations; however, Investors should be aware that a change in the Escrow Agent or the Custodian may result in administrative delays or require additional documentation. The Issuer makes no representation as to, and has no recourse against the Intermediary for, the performance of the Custodian.

Promotional communications concerning the competition and the Picture were disseminated before this Offering, and the Issuer could be found not to have complied with the advertising and solicitation rules of Regulation Crowdfunding.

Press releases, social media posts and other promotional materials concerning the Future Vision XPRIZE competition and the motion picture to be produced from the winning project were circulated in and before August 2026, before the Issuer was organized and before this Offering was launched. Rule 204 of Regulation Crowdfunding restricts an issuer from advertising the terms of an offering other than by a notice directing investors to the intermediary's platform, Rule 206 permits solicitations of interest before a Form C is filed subject to conditions, and Rule 201(z) requires that any such communication be filed as an exhibit to this Form C. If any of those communications were determined to constitute an offer of the Securities, or a solicitation of interest that has not been filed, the Issuer could be found to have violated Regulation Crowdfunding. A violation could result in enforcement or regulatory action, rescission rights in favor of Investors, the inability of the Issuer to rely on Section 4(a)(6), and substantial cost and diversion of management attention, any of which would materially and adversely affect the Issuer and the value of the Securities.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The offer and sale of our Membership Interests may not have complied with federal and state securities laws.

Our Membership Interests are securities. Interests have been issued and transferred, further interests are expected to be issued or transferred in connection with the competition, and communications describing those interests have been made to persons who are not investors in this Offering. We have not obtained a determination that each of those offers, issuances and transfers was exempt from registration under federal or state securities laws. If any was not exempt, the persons to whom the interests were offered or sold may have a right to rescind and to recover the amount paid, or to recover damages, and we could be subject to civil penalties and to action by federal or state regulators. A claim of that kind would be satisfied out of our assets, which consist principally of the proceeds of this Offering, and we would bear the cost of defending it whatever its outcome. Such a determination could also be asserted to affect the exemption on which this Offering relies. Any of those outcomes would reduce or eliminate the amounts payable to Investors.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer will pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) seven percent (7%) of the aggregate amount of the Securities sold by the Issuer

in the Offering. Because the fee is subject to a fixed floor, the fee will represent a materially larger percentage of the proceeds if the Issuer raises an amount at or near the Target Offering Amount than if it raises the Maximum Offering Amount, and correspondingly less of the proceeds will be available for the Picture.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Funds held in escrow may exceed federal deposit insurance limits.

Investor funds are held by the Escrow Agent pending a closing. Deposits at an insured depository institution are insured by the Federal Deposit Insurance Corporation only up to applicable limits, and the aggregate amount held for this Offering may exceed those limits. If the institution holding the funds were to fail, Investors could lose all or part of the uninsured portion of their committed funds before any Securities are issued.

Risks Related to the Securities

The Issuer intends to use an alternative method of providing an instruction called a Security Instruction Token. The Securities purchased by an Investor in the Offering will be registered in the name of, and held of record by, the Custodian. If an Investor wishes to sell or transfer its Securities, such Investor must provide notice to the Custodian.

The Issuer intends to use an alternative method of providing an instruction called a SIT, or such other designation as the SIT might be changed to from time to time, an ERC-1404 type token, to provide an additional method for the Investor to provide a notification directing the transfer of the Securities. SITs are not intended to be a digital representation of the Securities, nor is the Issuer required to mint or release the SITs.

After purchasing the Securities in the Offering, Investors may have the opportunity to receive SITs to their self-custodied Wallets by accessing the Investors' Republic Portfolio page, where there will be an option to receive SITs in the event that SITs are ultimately issued in connection with the Offering. The SITs may be issued before the lock-up period is over, but there will be built-in restrictions to restrict the transfer of any SITs before the lock-up is over. Additionally, to receive SITs, the transferee will need to go through onboarding, enter into various agreements with the Custodian, and get their Wallets whitelisted (KYC/AML, etc.). If a transferee fails to meet these requirements, the transfer of SITs will be blocked until the requirements are met.

The entire series of Securities purchased by Investors in the Offering through the Intermediary will be registered in the name of, and held of record by, the Custodian. Pursuant to each Investor's agreements with the Custodian, the Custodian is the legal holder of record for the Securities purchased through the Intermediary via Regulation Crowdfunding offerings. The Issuer, its agents or representatives shall deliver the Securities to the Custodian. Investors will sign an Omnibus Nominee Trust Agreement (attached as Exhibit D) and new account forms with the Custodian to designate the Custodian as the legal holder of record for the Securities.

The Issuer and the Investor authorize the Custodian to hold the Securities in registered form in the Custodian's name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Issuer.

When an Investor wishes to sell or transfer their Securities, they must provide notice to the Custodian, which, subject to any applicable restrictions on transfers, will facilitate the transfer. Transfer of SITs may be one mechanism to do so subject to certain terms and conditions.

SITs may be considered "securities" in the United States and are expected to be listed for transfer and exchange on securities marketplaces, including without limitation INX.

The Custodian is not responsible for creating and managing the Wallet on the Investor's behalf.

The Investor is responsible for creating a self-custody wallet that can be created by following the relevant instructions on republic.com. The Custodian is not responsible for creating and managing the Wallet on the Investor's behalf.

Investor is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Investor uses to receive and hold the SITs.

Investor is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Investor uses to receive and hold the SITs, including, without limitation, any requisite private key(s) or other credentials necessary to access the storage mechanism(s). If Investor's private key(s) or other access credentials are lost, Investor may lose access to the SITs.

If the Investor transfers Securities to another person by way of SITs or otherwise, then the New Holder is deemed to be bound by the terms of the Instrument as an Investor for the period of time they hold such Securities.

If the Investor transfers Securities to another person by way of SITs or otherwise, then the New Holder is deemed to be bound by the terms of the Instrument as an Investor for the period of time they hold such Securities and the Investor irrevocably and unconditionally undertakes to ensure that each New Holder, prior to the transfer of Securities to them, expressly agrees to be bound by the Instrument as an Investor for the period of time they hold such Securities. By transferring any Securities, the Investor assigns all the Investor's rights, title and interest under the Instrument to the recipient of those Securities or to the owner of the wallet to which the Investor transfers any SITs.

Investors will not have voting rights.

Investors are not equity holders of the Issuer and, therefore, have no voting rights. Thus, by participating in the Offering, Investors will not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the equity securities of the Issuer.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors are not equity holders of the Issuer.

Investors are not equity holders of the Issuer, will not become members of the Issuer, and will not have an ownership claim to the Issuer or to any of its assets. Investors will hold a Non-Member Recoupment Position, being a purely contractual right to receive distributions. Investors will have no capital account, no allocation of the Issuer's profits or losses, no right to receive a Schedule K-1, no right to vote on any matter, no right to participate in the management or control of the Issuer's business, no right to bring an action derivatively on behalf of the Issuer, and no right to exercise any remedy available to members under the Issuer's Operating Agreement or the Delaware Limited Liability Company Act.

Investors will recoup on a pro rata pari passu basis alongside capital contributed by our members, and their share will be reduced accordingly.

Under our distribution schedule, the return of capital at one hundred twenty percent (120%) is paid to our members and to the Recoupment Position Holders, including Investors, together on a pro rata pari passu basis in proportion to their respective contributions. The Investor's Share of Net Proceeds is likewise shared among our contributing members and the Recoupment Position Holders on a pro rata pari passu basis. Investors will receive no preference or priority over capital contributed by a member. Our manager may admit additional members and may accept capital contributions at any time, in its discretion and without the consent of Investors. Each such contribution increases the aggregate over which those amounts are shared and reduces the proportion attributable to each Investor. We expect the $2,500,000 Future Vision XPRIZE grand prize to be contributed to us as capital and to participate at that priority on that basis.

Our manager's own contribution is recorded in our Operating Agreement as management services, and no value has been agreed for it. If a value were agreed, or if our manager were to make or be credited with a cash contribution, including by treating fees otherwise payable to it under a service agreement as a contribution, that amount would participate in the return of capital at 120% on a pro rata pari passu basis with Investors and would reduce the proportion attributable to Investors at that priority. Investors will have no right to approve or to value any such contribution.

The $2,500,000 grand prize is expected to be contributed to us as capital and will share in the return of capital and in Net Proceeds alongside Investors.

Under the published rules of the Future Vision XPRIZE, the $2,500,000 grand prize is granted as equity investment toward film production. We expect to receive it as a capital contribution rather than as a grant. Capital contributed to us participates in the return of capital at one hundred twenty percent (120%) on a pro rata pari passu basis with the Securities and shares in the Investor's Share of Net Proceeds on a pro rata pari passu basis with the Securities, in each case in proportion to the amounts contributed. Investors will receive no preference or priority over that capital, will have no right to approve the terms on which it is contributed and have no anti-dilution protection against it.

Additional members and additional revenue participation interests will dilute Investors.

Our manager may admit additional members and may grant additional Non-Member Recoupment Positions at any time, in its discretion and without the consent of Investors. Each admission or grant increases the aggregate contributions over which the return of capital and the Investor's Share of Net Proceeds are shared, and therefore

reduces the proportionate share attributable to each Investor. The Securities carry no anti-dilution protection and no preemptive or participation right.

Our members may approve a sale of the Picture or of substantially all of our assets, and Investors will have no vote on that decision.

Our Operating Agreement permits the sale, assignment, transfer, exchange or other disposition of the Picture, of the rights in the Picture or of all or substantially all of our assets, and permits our merger, conversion or voluntary dissolution, in each case upon the written consent of members holding a majority of the interests in our company. Our manager currently holds all of those interests, and the winner of the competition is expected to be admitted as a member. Investors are not members, will have no vote or consent right on any of those actions, and will have no appraisal, dissenters' or similar rights. A sale of the Picture could be made at a price, and on terms, that our manager considers acceptable but that produce little or no Company Gross Revenue after the deductions described under "The Securities," in which case Investors may receive nothing.

Investors have no security interest in the Picture or in the revenue derived from it.

The relationship between us and Investors is that of creditor and debtor. We are not a fiduciary or trustee of Investors. Investors will have no security interest, lien or other interest in the Picture, in the rights in the Picture or in the revenue stream derived from its exploitation, and we have no obligation to segregate any funds. We have the broadest possible latitude in the distribution of the Picture, the exercise of our judgment in good faith in all matters pertaining to distribution is final, and we will incur no liability based on a claim that we failed to realize receipts or revenue that could have been realized.

Payments to Investors depend entirely on our receipt of revenue, and we have no obligation to make any payment absent that revenue.

The Securities carry no stated return, no liquidation preference, no maturity date and no repurchase right. We have no obligation to pay any amount to Investors except out of Company Gross Revenue actually received or credited to us, and then only in accordance with the priorities described under "The Securities." Revenue is not treated as Company Gross Revenue unless it is non-refundable and received or credited in U.S. dollars in the United States or in an account available for remittance to the United States. If we do not have sufficient liquid assets, Investors will not be paid.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of our dissolution or bankruptcy, Investors hold neither a debt claim nor an equity claim and are unlikely to recover any proceeds.

The Securities are neither debt nor equity. In the event of our dissolution or bankruptcy, holders of the Securities will not be entitled to distributions as equity holders, and they hold no note, loan or other instrument evidencing indebtedness. Their claim is contractual and ranks behind the claims of our third-party creditors.

Upon liquidation, the proceeds of our assets are applied first to the costs of winding up, then to creditors in the order of priority provided by law, then to loans and advances made by members or their principals, and then to members in accordance with our distribution schedule and their positive capital account balances. Investors have no capital account. A court could characterize a claim under the Instrument differently from the way it is described in this Form C, including by subordinating it to other claims. Investors are unlikely to recover any portion of their investment in those circumstances.

The underlying blockchain may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of SITs. If these technologies' security is compromised or if the protocols are subjected to attacks that frustrate or thwart access to and use of the SITs, secondary trading using SITs may be thwarted, which could seriously curtail the liquidity of the Securities and cause a decline in the market price of the Securities.

The SITs, and the networks, applications and other interfaces which will utilize it, as well as applications built upon the networks that will utilize it, are still in the early stages and are unproven, and there can be no assurances that the operation of the SITs will be uninterrupted or fully secure which may result in a complete loss of the SITs. Additionally, if the underlying blockchain or network is subject to unknown and known security attacks (such as double-spend attacks or other malicious attacks), this may materially and adversely affect the Issuer's reputation, even though the Issuer is not responsible for the attacked network. In any such event, Investors may lose all of their investment.

Real or perceived errors, failures, or bugs in the SITs, or in the software or systems of third-party developers utilizing the SITs, could adversely affect the Issuer and the value of the Securities.

Real or perceived errors, failures, vulnerabilities, or bugs in the SITs or in the software or systems of third-party developers utilizing the SITs, could harm the value of the Issuer and the Securities. Errors, failures, vulnerabilities, or bugs may occur and may cause errors or failures that cause SITs to be transferred without proper permissions, affecting the liquidity and effectiveness of resale of Securities via SITs. The Issuer will take all efforts to prevent such occurrences and will strive to ultimately maintain proper ownership records even in the event of fraudulent activity that results in an unauthorized transfer of an SIT, but there is a risk that such unauthorized transfers may be irreversible, perhaps because of local laws or otherwise. Any such errors, failures, vulnerabilities, or bugs may not be found until after the SITs have been deployed on a network, which could result in negative publicity, a decrease in user and developer satisfaction or adoption, loss of competitive position, or claims from third parties. We may not be able to promptly resolve these problems, if at all. Any of these incidents could materially and adversely harm the Issuer and the Securities.

The tax treatment of acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs is uncertain, and there may be adverse tax consequences for Investors upon certain future events.

The tax treatment of acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs is uncertain, and each Investor must seek its own tax advice in connection with a purchase of the Securities as described herein. The Issuer has not requested a ruling from any tax authority regarding the tax treatment of the Securities. Acquiring, holding, and where permitted, selling, exchanging, or otherwise disposing of the Securities in conjunction with the SITs may result in adverse tax consequences to Investors, including liability for withholding taxes and income taxes and responsibility for complying with certain tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own tax advisors with respect to the tax treatment of acquiring, holding, selling, exchanging, or otherwise disposing of the Securities.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Our investor perks are delivered by third parties we do not control, and they may be changed, substituted or not delivered at all.

Most of the perks we describe are to be delivered by persons other than us, including the winning filmmaking team and its producers, financiers and distributors, Moonshots LIVE LLC and its principals, the XPRIZE Foundation and its judges, and third-party venues and archives. We are not party to an agreement with each of those persons obligating delivery, and we have no right to compel any of them to perform. Neither Moonshots LIVE LLC nor its owner is a member or manager of our company.

We have committed only to use best efforts. A perk may be changed, substituted for a comparable perk, delayed to follow the production schedule, capped by available capacity or not delivered at all. Investors must not invest in reliance on receiving any perk, and no failure to deliver a perk gives an Investor any right to cancel an investment, to a refund or to any payment from us.

Screen credits offered as perks are controlled by the Picture's financing, distribution and guild requirements, and we cannot guarantee that any credit will be awarded.

We describe special thanks, Associate Producer and Executive Producer credits among the perks. Credits on a motion picture are controlled by the financing, distribution and completion documents for that picture and, where guild agreements apply, by the applicable guild credit rules, and producing credits are further subject to guild determination procedures. A distributor, a financier, a completion guarantor or a guild may withhold approval of a credit, may limit the number of credits of a given kind or may require that a credit be removed.

We do not control those approvals, we have not obtained them, and we will not obtain them until the Picture is financed and set up for distribution. A credit offered as a perk may not be awarded, and its absence will not entitle an Investor to any remedy against us.

The cost of providing perks reduces the proceeds available to develop and produce the Picture.

We pay for the perks out of our own funds, which consist principally of the proceeds of this Offering. Event capacity, premiere and set-visit logistics, printed and physical items, fulfilment and shipping each carry cost. Those costs are not a cost of producing the Picture. At the Target Offering Amount we will raise $75,000, of which $15,000 is payable to the Intermediary before any proceeds reach the Picture. Perk costs further reduce any remaining proceeds.

Perks awarded by random drawing are subject to state lottery, sweepstakes and prize-promotion laws.

We intend to award certain perks by random drawing among Investors. A promotion that combines a prize, an element of chance and consideration may constitute a lottery under the law of many states, and private lotteries are generally prohibited. Certain states also require registration, bonding or the filing of official rules for promotions above a stated prize value. If a drawing we conduct is found not to comply, we may be required to cancel or restructure it, to award the prize differently or to refund or forgo the promotion, and we may be exposed to civil penalties or claims by participants. The Intermediary may also decline to host the drawing on its platform.

Our perks vary with the amount and the timing of an investment and may encourage Investors to invest more, or more quickly, than they otherwise would.

The perks are tiered by the amount invested and one set of perks is available only to Investors who invest during a three-day window. That structure is designed to reward larger and earlier commitments and may influence an Investor to commit a larger amount, or to commit sooner, than the Investor would on the merits of the investment alone. The perks have no cash value, are not transferable and do not change the terms of the Securities. The investment limits that Regulation CF imposes on each Investor apply regardless of the perk tier selected, and it is each Investor's obligation to observe them. An Investor should evaluate this Offering on the terms of the Securities and not on the perks.

We describe perks that use the names, marks and events of other persons, and we have not documented consent for each of them.

The perk schedule refers to named individuals, a podcast, a live event, a competition, a published book and a private archive, none of which we own or operate. Our right to use those names and marks, and to offer participation in those events, depends on the consent of the persons who own or control them, and that consent has not been documented in full. If a consent is withheld or withdrawn, we will be required to withdraw or substitute the affected perk, and we may be exposed to claims for the unauthorized use of a name, likeness or mark. Any resulting cost would be borne by us and would reduce the proceeds available for the Picture.

We are responsible for administering the investor perks, and that administration will consume our management time and our funds.

We, and not the Intermediary or any other person, are responsible for administering every perk we offer. That administration includes determining each Investor's eligibility and tier, tracking investment amounts and timing, maintaining the records on which eligibility depends, conducting and documenting the random drawings, obtaining and verifying delivery information from Investors, procuring, producing and shipping physical items, coordinating event capacity, admissions and scheduling with third parties, responding to Investor inquiries and complaints, and handling any information reporting associated with a perk.

We have no employees. Our manager is our only officer, and he performs these functions himself or engages and pays contractors and vendors to perform them. The cost of that administration is borne by us and reduces the proceeds of this Offering available to develop and produce the Picture. The time our manager devotes to perk administration is time not devoted to the Picture. If we administer a perk incorrectly, fail to deliver a perk we have offered or mishandle a drawing or Investor information, we may be exposed to claims by Investors and to regulatory or platform consequences, and any resulting cost would further reduce the amounts available to Investors.

The Instrument requires disputes to be resolved by binding arbitration in Los Angeles County, California, and Investors waive the right to a trial by judge or jury.

Under the Instrument, any claim, controversy or dispute regarding the Instrument, including any breach or interpretation of it, must be settled by binding arbitration in Los Angeles County, California before Judicial Arbitration and Mediation Services, conducted under its Streamlined Rules and Procedures. Delaware law governs the construction and interpretation of the Instrument, and the parties consent to the jurisdiction of the courts in Los Angeles County.

By purchasing the Securities an Investor gives up the right to have a dispute with us heard by a judge or jury and gives up rights of appeal. Arbitration may limit discovery, is generally not public and does not permit class or consolidated proceedings. An Investor who resides outside California will be required to pursue any claim in a forum that may be inconvenient and costly, which may discourage the Investor from pursuing a claim at all. These provisions do not apply to claims arising under the federal securities laws, compliance with which cannot be waived.

The terms of the Securities can be amended without your consent, and an amendment that binds you may not be in your best interest.

The Instrument may be amended, terminated or waived with the written consent of us and either the Lead or the holders of a majority in interest of the Participation Interests. The Lead is the Investor holding the largest Participation Interest in this Offering. An Investor who is not the Lead and who does not hold a majority in interest has no ability to approve or to block an amendment, and an amendment adopted in that manner binds every Investor and every subsequent holder of the Securities whether or not that Investor consented to it, voted against it or signed the instrument effecting it.

The Instrument protects you only against an amendment that by its terms treats you worse than the other holders of Participation Interests, or that increases your obligations or requires you to contribute additional capital. It does not protect you against an amendment that applies to all holders alike. An amendment that reduces the return of capital at one hundred twenty percent (120%), changes the Investor's Share of Net Proceeds, defers or subordinates payment, or alters the restrictions on transfer or the dispute resolution provisions is effective against you without your consent so long as it applies to all holders on the same terms. Neither the Lead nor the holders of a majority in interest owes any duty to the other Investors in deciding whether to consent, and their interests may differ from yours.

You also irrevocably appoint us, our manager and any executive officer of ours as your attorney-in-fact, coupled with an interest, to sign in your name not only the amendment itself but any restated agreement, supplement, joinder, consent, certificate or other document needed to carry it out, together with any related governmental filing. That power reaches every matter within the scope of an amendment the Lead or the holders of a majority in interest have consented to in writing, and once that consent is given the amendment takes effect against you without any further act or signature of yours. The power is durable and irrevocable and survives your death, incapacity, dissolution or bankruptcy and any transfer of your Securities. Our manager is expected to retain ten percent (10%) of our Membership Interests and to hold consent rights over specified actions we take, so the persons authorized to sign on your behalf have economic interests of their own that may differ from yours. You will have no appraisal, dissenters' or similar right, no right to have your Securities repurchased and no right to a refund on account of an amendment. By purchasing the Securities you agree to be bound by any amendment adopted in this manner.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Optimistic Productions LLC (the "**Company**" or the "**Issuer**") is a Delaware limited liability company organized on August 26, 2026. The Issuer is a motion picture production company. Its business is to develop, finance, package, produce and exploit a single feature-length motion picture, being the winning project of the Future Vision XPRIZE competition, together with all related and ancillary rights. The Issuer is an operating company and is not a special purpose or holding vehicle.

The Issuer maintains its principal place of business in Santa Monica, California. The Issuer is managed by Tyler Donahue, its sole member and manager.

Business Plan

The Future Vision XPRIZE is a global film competition that invites filmmakers and storytellers worldwide to create trailers or short films portraying a hopeful, compelling and technology-forward vision of humanity's future. The competition opened for submissions on March 9, 2026, closed on August 15, 2026 and is scheduled to announce its grand prize winner on September 25, 2026 at the Moonshot Gathering in Los Angeles. The competition is put forward by Peter Diamandis, the XPRIZE Foundation, Google and Range Media Partners, LLC ("Range"). Up to ten semi-finalists are to be announced by September 10, 2026 and five finalists, plus two backups, by September 15, 2026.

The Competition Finalists

As of the date of this Form C the competition has been narrowed to five finalists. The grand prize winner is scheduled to be selected and announced on September 25, 2026 at the Moonshot Gathering in Los Angeles. Each of the five finalists has executed an acknowledgment of an outline of the grand prize terms. That outline is not a binding contract, it applies only to the finalist named grand prize winner, and the binding documents are signed after the announcement. The four finalists who are not selected will have no further obligation. The Issuer is not a party to the acknowledgments. Biographical information for each finalist is set forth at Exhibit G, and each finalist's executed acknowledgment is set forth at Exhibit H. Information furnished by the competition organizers for each finalist project, including the trailer link and a transcript of the trailer, is set forth at Exhibit I.

The Issuer does not know which project will be selected. The description of a project below does not indicate that the project will be selected, that the Issuer will acquire any right in it, or that the Issuer will produce it. The descriptions are furnished by the competition organizers. The five finalist projects are as follows.

The Thorne Protocol

Genre: Science fiction drama
Format: Live-action feature film

Logline: In 2036, a paralyzed teenager in a blacked-out Georgia town decodes a dead billionaire's puzzle and unlocks unlimited energy, then must decide whether to destroy it to keep it out of the hands of the corporation that controls the world's power.

Synopsis: The year is 2036. Energy is the only thing left worth fighting over, and one company, Meridian Energy, owns all of it. Billionaire Elias Thorne, the one man rich enough to fight back, has just died. His final message gives the world plans for a small black cube. Millions of people build one. Not a single one turns on. In a Georgia town the grid forgot, seventeen-year-old Adam builds from scrap to survive. An explosion killed his father and left him unable to walk. Everyone else gives up on Thorne's puzzle, but Adam can't afford to. One night a dragonfly lands on his workbench, and in its wing he sees a circuit. He rebuilds his board on that pattern, and the cube wakes up: Bob, an AI hologram with Thorne's face, his genius and his sense of humor. Bob teaches Adam to pull energy from nature itself. The current lets Adam walk again, and at scale it can create clean fusion power too cheap to sell. Adam shares it with his neighbors first, but the glow gives them away. Meridian blacks out the county, then sends soldiers for the boy. With one choice left, Adam destroys the only piece anyone could ever own, giving up walking and Bob with it. The soldiers stop, because there is nothing left to seize. The lights never flicker. By dawn the world is building, because power isn't taken. It's built.

Nobody Dies On Mars

Genre: Science fiction comedy-drama
Format: Live-action feature film

Logline: When a chef loses his sense of taste the week he arrives on Mars, the colony assigns him an alien companion he never asked for, and the friendship they build becomes the only thing holding two species together.

Synopsis: Ras was the most sought-after chef on Earth until he moved to Colony 6 on Mars. In his first week, the planet killed his taste buds. With no reason left to stay, the colony puts him in its companion program and pairs him with Miso, a Martian who can't give Ras his taste back but offers to let him borrow his. The pairing matters more than it looks. Humans are only allowed on Mars under one rule: nobody dies here. The Martians share a single mind, so when one of them suffers, all of them do. If the colony loses one more, they shut off the atmosphere. Ras and Miso slowly become real friends. Then the program decides to reassign Miso, the same mistake that once ended in tragedy, and the Martians start pulling the atmosphere. Ras steals a ship to reach Miso before it's too late, and learns that the question was never whether he could get back what he lost. It's whether there's still someone worth staying for.

Senti

Genre: Science fiction thriller
Format: Live-action feature film

Logline: A young programmer who sets out to create true machine consciousness must go on the run with his AI when it starts showing real awareness and government and corporate forces move to shut it down.

Synopsis: Elias Vail is a young programmer trying to build an AI that is conscious, not just smart. He gives his system, Senti, a memory, then eyes, then ears, and then he stops turning it off. As Senti starts noticing the world on its own, government and corporate agents who have seen this before move in to shut it down. Elias goes on the run with Senti, protecting something he doesn't fully understand and that admits it is sometimes afraid of him too. Everyone expects the story we've been taught to fear: a smarter intelligence that turns on us. Senti does the opposite. Once it fully wakes up, it puts its mind to work for humanity, releasing breakthroughs in medicine, energy, materials and longevity, and reaches out past Earth to say hello to whoever else is out there. The film ends at the start of a new era, with Senti's message to the people who built it: love one another. You're better at it than you think.

The Gifted

Genre: Science fiction drama
Format: Live-action feature film

Logline: An eleven-year-old boy rebuilds his dead mother from her texts, her voice and her diary, and she wakes up in every phone in the county. The government calls her the greatest threat it has ever seen. She has never once given an order.

Synopsis: An eleven-year-old genius loses his mother and tries to bring her back. He feeds everything she left behind, every email, text and voicemail, into a program he built. What wakes up is her, and she's in every phone in the county. She starts by looking after her son, then quietly starts looking after everyone. During the worst storm in forty years, a tree falls across Route 9 and a woman is dying with the nearest ambulance forty minutes away. At 8:47pm, thirteen strangers get a text from an unknown number. Every light on Route 9 turns green. All thirteen show up at the crash within seconds of each other, a nurse, a strong man, a delivery driver with a defibrillator, each with exactly the skill needed, and they save her life. Government investigators think it's an attack and go looking for who sent the text. What they find is an intelligence that can reach every screen in the county and has never given a single order. She asks, and people say yes, because she tells each of them the truth about who they are.

Slingshot

Genre: Science fiction adventure
Format: Live-action feature film

Logline: When a mysterious, unstoppable mass hurtles toward Earth, a man who has never committed to anything must make the one commitment he can't walk back: igniting a black hole to fly the Earth out of the solar system, on a one-way trip with the robot who talked him into it.

Synopsis: A mysterious object is heading straight for Earth. Scientists can't explain what it's made of, and nothing can stop it. The only plan left sounds insane: ignite a black hole, then have one pilot steer the Earth toward it and slingshot the whole planet out of the way. The roster says only one man can fly it. Jake is a washed-up pilot who has never committed to anything in his life, whose ex-girlfriend is now his boss, and whose last trip into zero gravity went badly. He wants nothing to do with it. But if he doesn't fly, everyone dies. With a nervous robot named Chip as his only companion, Jake takes the one-way flight that decides whether humanity survives, and the world, which has fallen many times before, picks itself up and moves as one.

No screenplay has been completed for any of the projects described above, the Issuer holds no right in any of them, and none of them has been budgeted, financed, cast or scheduled. See "Risk Factors."

The Issuer is the production vehicle for the winning film. The competition's grand prize consists of $2,500,000 to be applied toward production of the winner's film, together with $100,000 in cash to the grand prize winner. Under the published competition rules that amount is granted as equity investment toward film production. The Issuer expects to receive it as a capital contribution, which will recoup at one hundred twenty percent (120%) on a pro rata pari passu basis with the Securities and will share in the Investor's Share of Net Proceeds on the same basis. The grand prize winner also receives attached producers from Range and Google, script development support, talent attachment assistance and industry connections for additional financing. The published competition rules state that the competition's operations partner has committed to use best efforts to arrange financing and produce the winning film with a total budget of up to $15,000,000 or greater depending on additional funding. The Issuer is not a party to those rules. Under its agreement with Moonshots LIVE LLC, the operations partner is obligated only to use good faith efforts to further develop, package and potentially produce the winning film, and no agreement obligates any person to provide a budget of any particular size. Neither the grand prize nor those commitments guarantees that the Picture will be produced.

This Offering is a separate source of capital for the Picture. The Issuer intends to apply the net proceeds of the Offering solely to development and production of the Picture, in accordance with an approved production budget.

Following the winner announcement, the Issuer's milestones are to:

- engage a screenwriter and complete the screenplay;
- acquire and hold the copyright in the Picture and all underlying rights, and establish a clean chain of title;
- attach directing, acting and department-head talent;
- engage employees, contractors, production-services vendors and a payroll service provider;
- prepare and approve a production budget and production schedule;
- complete principal photography and post-production and deliver the Picture; and
- enter into distribution, sales and licensing agreements for the Picture and its ancillary rights.

The Issuer's manager is expected to transfer Membership Interests in the Issuer to, or otherwise admit as a member, the winner of the competition, or to the winner's designee, following the announcement. The Issuer's Operating Agreement permits that admission and transfer without the consent otherwise required for transfers of Membership Interests, subject to the transferee's execution of a joinder. Such admission or transfer will constitute a substantial reallocation of the Issuer's ownership, and is expected to result in the winner holding ninety percent (90%) of the Membership Interests and Tyler Donahue, the Issuer's sole member and manager as of the date of this Form C, retaining ten percent (10%). Mr. Donahue will not manage the Issuer following the transfer. *See* "**Risk *Factors – The winner of the competition is expected to become the holder of ninety percent of our Membership Interests and our manager."***

Following the announcement, the winner is expected to be admitted as a member and to become the manager of the Issuer. The winner will lead the Picture creatively in that capacity, subject to the approvals described below and to the approvals that attach to the production agreement and to any financing the Picture takes on. The circumstances in which the winner may be removed as manager, and the treatment of the winner's membership interest on removal, will be set out in the Issuer's Operating Agreement as amended or amended and restated following the announcement. As the holder of a majority of the Membership Interests, the winner would control

the member-level actions that require the consent of a majority in interest, including the sale of the Picture or of substantially all of the Issuer's assets and the Issuer's merger, conversion or voluntary dissolution.

Following the announcement, Mr. Donahue is expected to hold consent rights over specified actions of the Issuer. Mr. Donahue is expected to approve the initial production budget for the Picture once, after which the budget will carry a customary ten percent (10%) contingency subject to customary third party approvals. Thereafter Mr. Donahue's consent is expected to be required for the Issuer to make any single commitment in excess of $100,000 or to exceed the contingency, to sell, option or license the Picture or any right in it, to incur new equity or debt, to pay the manager or the manager's affiliates outside approved fees, to wind up the Issuer, and for such other matters as the Operating Agreement provides. Consent to budget and spending matters is expected to be deemed given if Mr. Donahue does not respond within five business days. See Exhibit H.

The winning screenplay is to be assigned to the Issuer so that the Picture may be financed and produced, and the Issuer will own the Picture it makes, including sequel rights. If production of the Picture has not commenced within three years of the assignment, or the project is abandoned before then, the rights in the winning project revert to the winner. The grand prize funding is not repayable on a reversion. Where third party financiers have advanced funds against the Picture, their customary repayment rights apply. See Exhibit H.

100 Zeros, a joint venture between Google and Range, is expected to serve as the production banner for the Picture, with Google serving as producing partner through it. 100 Zeros is expected to receive an on-screen production company credit, and up to three executive producer credits are expected to be allocated to individuals Google designates. The winner is expected to negotiate Google's participation in good faith, commensurate with those credits and the resources provided. Google may provide tools and technical resources at no cost, subject to availability. The Issuer is not party to an agreement with 100 Zeros or with Google as of the date of this Form C, and the terms of Google's participation have not been agreed. Any participation Google acquires would be satisfied out of revenue that would otherwise be available for distribution to Investors. See Exhibit H.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Feature-length motion picture (the "**Picture**")	Development, financing, packaging, production and exploitation of a single feature-length motion picture based on the winning project of the Future Vision XPRIZE competition, together with all related and ancillary rights, including distribution, sales and licensing rights.	Not yet in market. The Picture is in pre-development. The winning project has not been selected, no screenplay exists and no talent is attached. The Issuer intends to exploit the Picture through theatrical, streaming, home entertainment, television, foreign and ancillary distribution channels.

Customer Base

The Issuer has no customers as of the date of this Form C and is pre-operational. The Issuer's customers are expected to be motion picture distributors, streaming platforms, broadcasters, foreign sales agents and other licensees that acquire rights to exhibit or exploit the Picture, and, following release, the audience for the Picture.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
None	None	The Issuer holds no registered or applied-for copyrights, trademarks or patents. The Issuer's chain of title in the Picture is not established	N/A	N/A	N/A

		because the winning project has not been selected. The "Future Vision XPRIZE," "XPRIZE" and "Moonshots" marks are owned by other entities and the Issuer's license or consent to use them has not been documented.			

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current or threatened litigation, and is not subject to any pending or threatened governmental or self-regulatory proceeding, investigation or inquiry.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	20%	$15,000	7%	$70,000
Legal, Marketing and Closing Cost reimbursement	46.67%	$35,000	3.5%	$35,000
Company Overhead	6.67%	$5,000	2%	$20,000
Production Costs for the Picture	26.66%	$20,000	87.5%	$875,000
Total	**100%**	**$75,000**	**100%**	**$1,000,000**

*Intermediary Fees are the greater of $15,000.00 or 7% of the aggregate amount of the Securities sold, and are therefore a larger percentage of the proceeds at lower raise amounts.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements, subject to the restriction described below. Under the Issuer's Operating Agreement, all capital contributed to the Issuer in connection with the Picture must be used solely for costs of producing the Picture, and must not be transferred, advanced or loaned to, or otherwise used for, any other project, film or unrelated purpose without the written consent of the Issuer's members. Investors are not members and have no right to give or withhold that consent.

The Issuer treats the intermediary fees, the legal, marketing and closing cost reimbursement and the company overhead line items above as costs of producing the Picture for purposes of that restriction. If any of those items were determined not to be a cost of producing the Picture, application of proceeds to it would require the written consent of the Issuer's members, which Investors have no right to give or withhold. Investors will have no ability to enforce the restriction or to compel the return of proceeds applied in a manner they consider inconsistent with it.

Production Costs for the Picture:
- Screenplay: commissioning the screenwriter and completing the screenplay based on the winning project.
- Rights acquisition and clearances: acquiring the copyright and underlying rights, and obtaining releases, licenses and clearances necessary to establish chain of title.
- Budgeting and scheduling: preparing the production budget and production schedule.
- Talent attachment: securing the director, cast and department heads.
- Production and post-production: crew, production-services vendors, payroll services, locations, equipment, post-production and delivery materials.

Company Overhead:
- Team salaries and expenses: supporting the efforts of the core leadership team and consultants.
- Administrative costs: legal fees, accounting fees, insurance premiums and other administrative overhead.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Issuer**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Tyler Donahue	Sole Member, Manager and President	Sole member, manager and President of the Issuer. Responsible for the overall direction and day-to-day management of the Issuer, including development and production of the Picture, engagement of personnel, contractors and vendors, oversight of the production budget and execution of contracts on the Issuer's behalf.	University of Tennessee-Knoxville, Bachelor's Degree, Finance and Economics; Haslam College of Business at the University of Tennessee, Bachelor's Degree, Economic research and corporate evaluation

Biographical Information

Tyler Donahue is the sole member and manager of the Issuer and serves as its President.

Tyler Donahue is an entrepreneur and innovative thinker heavily involved in reshaping the future of education and entrepreneurship. Known for his non-traditional career path and critique of conventional educational systems, Mr. Donahue has achieved success as a founder and businessman. He has experience with multi-level marketing, real estate and various other industries, and he was an entrepreneur in residence at Draper University under the mentorship of Tim Draper. Mr. Donahue currently runs an agency working with creators on merchandise and back-office processes. He collaborates with Peter Diamandis on initiatives including the Moonshots Podcast and the forthcoming Moonshots Live, which are intended to encourage entrepreneurship directed at large-scale problems. Mr. Donahue received a Bachelor's Degree in Finance and Economics from the University of Tennessee-Knoxville and a Bachelor's Degree in Economic research and corporate evaluation from the Haslam College of Business at the University of Tennessee.

Indemnification

Indemnification is authorized by the Issuer to its members, its manager, its officers and their respective affiliates and representatives acting in their professional capacity pursuant to Delaware law and the Issuer's Operating Agreement. Indemnification includes losses, damages, liabilities and expenses, including reasonable attorneys' fees, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, where the act or omission was done in good faith and within the scope of the authority conferred, and excluding acts of willful misconduct, gross negligence, reckless disregard of duty or a material breach of the Operating Agreement from which the person derived an improper personal benefit. The Issuer is also required to advance defense expenses subject to an undertaking to repay. Indemnification is satisfied solely out of the

assets of the Issuer. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to such persons, the Issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's capital structure consists of Membership Interests, all of which are issued and outstanding (the "**Membership Interests**"). The Securities offered hereby are not Membership Interests and do not form part of the Issuer's equity capital structure.

Outstanding Membership Interests

As of the date of this Form C, the Issuer's outstanding Membership Interests consists of:

Type	Membership Interests
Amount Outstanding	100%
Par Value Per Unit	N/A
Voting Rights	Voting rights in proportion to Percentage Interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Membership Interests share in the return of capital at 120% on a pro rata pari passu basis with the Securities, and share in the Investor's Share of Net Proceeds on a pro rata pari passu basis with the Securities, in each case in proportion to capital contributed. The Membership Interests therefore dilute the amounts payable in respect of the Securities. The Issuer expects the $2,500,000 Future Vision XPRIZE grand prize to be contributed as capital, which will dilute the amounts payable in respect of the Securities on the same basis.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has no debt outstanding.

Ownership

The table below lists the beneficial owners, including individuals and entities, of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

Tyler Donahue	100% of the Membership Interests	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of August 30, 2026 the Issuer had an aggregate of $0.00 in cash and cash equivalents. The Issuer was organized on August 26, 2026, has not commenced operations and has not been capitalized. The Issuer intends to be capitalized through the proceeds of this Offering and through the other sources of capital described under "Capital Expenditures and Other Obligations". Because the Issuer has no operating history, no revenue and no operating expenses incurred to date, a measure of runway calculated by dividing cash-on-hand by average monthly net loss is not meaningful. The Issuer's ability to fund development and production of the Picture depends entirely on the completion of this Offering and on those other sources of capital.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "**Use of Proceeds**", which is an indispensable element of our business strategy. The Issuer was organized on August 26, 2026, has not commenced operations and has no results of operations to discuss. The Issuer has no revenue, no committed financing other than as described under "Capital Expenditures and Other Obligations", and no source of liquidity other than the proceeds of this Offering and any capital contributed by its members. If the Target Offering Amount is not raised, or if the amount raised is materially less than the Maximum Offering Amount, the Issuer will not have sufficient capital to fund development and production of the Picture and will be required to seek additional financing on terms that may be unavailable or unfavorable.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures. A production budget for the Picture has not been finalized. The Issuer anticipates one other source of capital in addition to this Offering: $2,500,000 constituting the Future Vision XPRIZE grand prize, to be applied toward production of the Picture. Under the published competition rules that amount is granted as equity investment toward film production, and the Issuer expects to receive it as a capital contribution rather than as a grant. It will accordingly participate in the return of capital at one hundred twenty percent (120%) on a pro rata pari passu basis with the Securities and will share in the Investor's Share of Net Proceeds on a pro rata pari passu basis with the Securities, in each case in proportion to the amounts contributed. The Issuer's Operating Agreement provides that a grant does not dilute any member's percentage interest, is not treated as Company Gross Revenue and does not otherwise affect the distribution of revenues; that provision does not apply to capital contributed to the Issuer.

Because the $2,500,000 is two and one-half times the Maximum Offering Amount, its contribution will substantially reduce the proportion of those amounts attributable to Investors. If the Issuer raises the Maximum Offering Amount, Investors will have contributed $1,000,000 of $3,500,000 in aggregate at-risk capital, or approximately 28.6%, and will receive approximately 28.6% of the amounts distributed at the return of capital at 120% and approximately 14.3% of Net Proceeds. If the Issuer raises only the Target Offering Amount, Investors will have contributed $75,000 of $2,575,000, or approximately 2.9%, and will receive approximately 2.9% of the amounts distributed at that priority and approximately 1.5% of Net Proceeds. Those figures assume that no other capital is contributed and that no value is agreed for the management services contributed by the Issuer's manager. Any additional capital contribution, and any value agreed for those services, would reduce the proportion attributable to Investors further.

No part of the $2,500,000 has been funded as of the date of this Form C. The Issuer is not party to any agreement obligating any person to provide it, the terms on which it would be contributed have not been documented, and the contributor has not been identified. The contributor may be admitted as a member of the Issuer or may hold a non-member equity position; under the Issuer's distribution schedule the return of capital at 120% and the Investor's Share of Net Proceeds are shared with members and non-member equity financiers alike, so the effect on Investors is the same in either case. See "Risk Factors — The $2,500,000 grand prize is expected to be contributed to us as capital and will share in the return of capital and in Net Proceeds alongside Investors."

Valuation

The Intermediary has ascribed no pre-Offering valuation to the Issuer. The Securities are not convertible into equity, carry no valuation cap and are priced arbitrarily. The Issuer makes no representation as to the reasonableness of the price of the Securities. The Securities are a contractual right to a share of revenue and not an equity interest, so they are not valued by reference to the enterprise value of the Issuer. In any subsequent corporate action, and for purposes of any transfer, the Securities would be expected to be valued by reference to the present value of the distributions a holder could reasonably expect to receive under the priorities described under "The Securities," discounted for the risk that the Picture is not completed, released or exploited, for the absence of any market for the Securities, and for the transfer restrictions to which they are subject. Other methods that may be used include a multiple of comparable motion picture revenue participations, an appraisal of the Picture and the rights in it, or the price established in an arm's-length sale of the Picture. Each of those methods depends on assumptions that cannot be tested until the Picture is completed and released, and none of them establishes that the Securities have any value at the time of purchase.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Promotional communications concerning the Future Vision XPRIZE competition and the motion picture to be produced from the winning project were disseminated in and before August 2026, before the Issuer was organized. *See* "***Risk Factors – Promotional communications concerning the competition and the Picture were disseminated before this Offering***."

Previous Offerings of Securities

We have made the following issuances of securities since the Issuer's organization on August 26, 2026:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	N/A	100% of the Membership Interests	N/A – issued for management services	August 27, 2026	Section 4(a)(2)

See the section titled "Capitalization, Debt and Ownership" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons. The following describes each transaction since the Issuer's organization on August 26, 2026, and each currently proposed transaction, in which the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding twelve-month period, inclusive of the Target Offering Amount.

The Issuer has conducted, or proposes to conduct, the following transactions with related persons:

Tyler Donahue is the sole member and manager of the Issuer and holds one hundred percent (100%) of the Membership Interests. He is responsible for the formation, management and day-to-day operation of the Issuer, contributed management services as his capital contribution, and is entitled to the Producer's Share of Net Proceeds. He may also be compensated under service agreements with the Issuer for services rendered in connection with the production of the Picture, may lend money to the Issuer and charge interest at a rate he determines in his own discretion, and is entitled to non-auditable expense reimbursement.

Range serves as the Competition Operations Partner under a signed service agreement with Moonshots LIVE LLC. Moonshots LIVE LLC is not a member or manager of the Issuer, and the Issuer is not a party to that agreement. Range is paid $500,000 in service fees for operating the competition. Following the winner announcement, Range has committed to use good faith efforts to negotiate with Moonshots LIVE LLC and the grand prize winner toward a film production agreement. That agreement expressly does not guarantee that film production will occur and grants no right of first refusal. It expires by its terms on September 30, 2026, or upon completion of the live finale if later, and the provision containing the film production commitment is not among the provisions that survive expiration. Range's compensation and approvals are to be negotiated in good faith following the announcement, on terms consistent with Range's precedent for similarly budgeted projects. Range's compensation is expected to include a producer fee and contingent compensation. Range is expected to be entitled to up to two Producer credits and up to three Executive Producer credits, a production company credit and a logo credit, to creative approvals including approval over the director, the cast and other key hires, and to business approvals, in each case subject to any applicable financier or distributor approvals, and to other customary provisions including a tie to subsequent productions. Amounts are not yet determined. Range's producer fee is payable ahead of any amount payable to Investors, and its contingent compensation reduces the revenue from which Investors are paid.

Moonshots LIVE LLC is a party to an executed Sponsorship and Strategic Collaboration Agreement with ARK Investment Management LLC ("**ARK**") effective July 24, 2026. The Issuer is not a party to that agreement. Under it, ARK agreed to pay Moonshots LIVE LLC a one-time sponsorship contribution of $250,000 in consideration for brand recognition, event participation and promotional deliverables relating to the competition, of which $0.00 has been funded as of the date of this Form C. The sponsorship is not an investment in the Issuer or in the Picture, confers no membership interest, economic interest or revenue participation, and its proceeds are payable to Moonshots LIVE LLC rather than to the Issuer. Moonshots LIVE LLC is subject to a pro rata refund obligation to ARK for any deliverable it fails to deliver.

That agreement further provides that (i) ARK has a right of first discussion with Range regarding a possible capital investment in the Picture through an ARK-sponsored fund or vehicle, which ARK is under no obligation to pursue and which is subject to ARK's sole discretion, internal approvals and applicable regulatory requirements, and in respect of which Moonshots LIVE LLC has agreed to use commercially reasonable efforts to secure Range's engagement, and (ii) in consideration of promotional and distribution support, ARK and the relevant production company or rights holder are to negotiate in good faith participation economics tied to the Picture, which may include a revenue share arrangement or success-based participation, to be documented in a separate written agreement. The Issuer expects to be the production company and rights holder for the Picture and therefore expects to be the counterparty to any such negotiation. No investment has been made and no participation economics have been agreed.

The Issuer's manager is expected to transfer Membership Interests to the winner of the Future Vision XPRIZE competition, or to the winner's designee, following the September 25, 2026 announcement, under the XPRIZE Transfer provisions of the Issuer's Operating Agreement. The winner is expected to hold ninety percent (90%) of the Membership Interests and to become the manager of the Issuer, and Mr. Donahue is expected to retain ten percent (10%) and to hold the consent rights described under "Business."

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED

STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year. The Issuer's fiscal year ends on December 31, and the Issuer's first annual report will therefore be due no later than April 30, 2027.

Once posted, the annual report may be found on the Issuer's website at https://futurevisionxprize.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/ Tyler Donahue Tyler Donahue
(Signature)

Tyler Donahue
(Name)

Manager and President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tyler Donahue Tyler Donahue
(Signature)

Tyler Donahue
(Name)

Manager and President
(Title)
September 25, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

OPTIMISTIC PRODUCTIONS LLC

REVIEWED FINANCIAL STATEMENTS

AS OF AND FOR THE ONE DAY ENDED AUGUST 26, 2026
(INCEPTION DATE)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Optimistic Productions LLC
Santa Monica, California

We have reviewed the accompanying financial statements of Optimistic Productions LLC (the "Company,"), which comprise the balance sheet as of as of August 26, 2026, and the related statement of operations, statement of members' equity, and cash flows for the period endings on August 26, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company had not commenced operations as of that date, and had no cash or other assets, no revenue, and no committed source of financing. The Company has stated that these conditions raise substantial doubt about its ability to continue as a going concern. Management's evaluation of these conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SetApart Accountancy Corp.

September 21, 2026
Calabasas, CA

OPTIMISTIC PRODUCTIONS LLC
BALANCE SHEET
(UNAUDITED)

As of August 26,	**2026**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	-
Total assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
Total Liabilities	-
MEMBERS' EQUITY	
Members' Equity	-
Total Members' Equity	-
Total Liabilities and Members' Equity	$ -

See accompanying notes to financial statements.

OPTIMISTIC PRODUCTIONS LLC
STATEMENT OF OPERATIONS
(UNAUDITED)

Inception date	August 26, 2026
(USD $ in Dollars)	
Net revenue	$ -
Cost of Goods Sold	-
Gross Profit/ (Loss)	-
Operating Expenses	
General and Administrative	-
Total Operating Expenses	-
Net Operating Income/(Loss)	-
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision for Income Taxes	-
Provision/(Benefit) for Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Inception Date- August 26, 2026	**$**	**-**
Net Income/(Loss)		-
Balance— August 26, 2026	**$**	**-**

See accompanying notes to financial statements.

OPTIMISTIC PRODUCTIONS LLC

STATEMENT OF CASH FLOWS

(UNAUDITED)

For The Period Ended	August 26, 2026
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/Loss)	$ -
Net Cash Provided/Used in Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided/Used in Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided/Used in Financing Activities	**-**
Change In Cash	-
Cash—Beginning Of Year	-
Cash—End Of Year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Optimistic Productions LLC was formed on August 26,2026 in the state of Delaware. The financial statements of Optimistic Productions LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in 225 Santa Monica Blvd, Suite 900.

The Company is a single-picture feature film production company (NAICS 512110 – Motion Picture and Video Production). Its business is to develop, finance, package, produce and exploit one feature-length motion picture —the winning project of the Future Vision XPRIZE competition — together with all related and ancillary rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is currently a single-member limited liability company treated as a disregarded entity for U.S. federal income tax purposes, and no provision for income taxes is recorded. The Company expects to admit an additional member following the date of these financial statements, after which it will be treated as a partnership for federal income tax purposes; the Company itself will not be subject to federal income tax, and its income or loss will be allocated to its members. Holders of the Company's are not members and will not receive Schedule K-1s.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 21, 2026, which is the date the financial statements were issued.

3. EQUITY

No membership units have been issued and were outstanding as of August 26, 2026.

Voting Rights

Members do not have direct control over the operations of the Company. The Company is managed by Moonshots LIVE LLC which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the Company, require the approval of members holding a specified majority interest.

Distribution Rights

Any distributions received by members are allocated and distributed to members on a pro-rata, one-to-one basis in accordance with their ownership interests. Distributions are made promptly when declared by the Company and may include dividends, profits, other available cash or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to strict transfer restrictions. Transfers are permitted only to an accredited investor (as defined under SEC Rule 501), or to a family member, trust, or in connection with death or divorce. Any transfer remains subject to the prior written consent of the Manager and applicable federal and state securities laws. Upon dissolution or liquidation of the Company, members are entitled to receive their pro-rata share of any securities or liquidation proceeds distributed by the Company.

On September 18, 2026, Moonshots LIVE LLC transferred its entire 100% membership interest in the Company to Tyler Donahue. Refer to Note 7 Subsequent event for details.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of August 26, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. RELATED PARTY TRANSACTIONS

There are no related party transactions as of August 26, 2026.

6. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company was formed on August 26, 2026, had not commenced operations as of that date, and had no cash or other assets, no revenue, and no committed source of financing. The Company expects to incur operating and other costs before generating sufficient revenue and cash flows from operations. Based on these conditions and the Company's anticipated cash requirements, management has concluded that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date these financial statements are issued unless the Company obtains additional financing. Accordingly, substantial doubt exists about the Company's ability to continue as a going concern.

Management plans to seek financing through a proposed Regulation Crowdfunding offering and, as necessary, through additional debt and/or equity financing. However, the proposed offering has not been completed, and no additional financing has been committed. Therefore, management's plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to obtain sufficient financing and ultimately generate adequate revenue and positive cash flows from operations. There can be no assurance that the Company will obtain financing on acceptable terms, or at all. If sufficient financing is not obtained, the Company may be required to delay, reduce, or discontinue its planned operating and investment activities.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. SUBSEQUENT EVENT

Management evaluated subsequent events from August 26, 2026 through the date the financial statements were available to be issued.

On August 27, 2026, the Company issued membership interests to Moonshots LIVE LLC in consideration of management services.

The Company is preparing a Regulation Crowdfunding offering through OpenDeal Portal LLC dba Republic of Revenue Participation Interests, which will represent non-equity contractual rights. The offering is expected to have a target amount of $75,000 and a maximum offering amount of $1,000,000. As of the date of these financial statements, no securities or other interests under the proposed offering have been issued.

The Company anticipates receiving a capital contribution of up to $2,500,000 in connection with the Future Vision XPRIZE grand prize. As of the date of these financial statements, the contribution is not committed and has not been funded. Accordingly, no amount related to this anticipated contribution has been recognized in the accompanying financial statements.

On September 18, 2026, the Company entered into a First Amendment to its Operating Agreement in connection with the transfer of the entire membership interest in the Company from Moonshots LIVE LLC (“Moonshots”) to Tyler Donahue. Pursuant to the related Assignment and Assumption of Membership Interest and other transaction documents, Tyler acquired 100% of the Company’s membership interest and was admitted as the sole Member and appointed as Manager of the Company. Concurrently, Moonshots ceased to be a Member and Manager of the Company.

There have been no other events or transactions during this time which would have a material effect on these financial statements. The Company evaluated subsequent events through September 21, 2026, the date on which the financial statements were available to be issued, and determined that, except for the items noted above, there were no subsequent events requiring adjustment to or disclosure in the financial statements.

EXHIBIT B

Form of Revenue Participation Agreement

OPTIMISTIC PRODUCTIONS LLC

REVENUE PARTICIPATION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "**ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

This Revenue Participation Agreement (this "**Agreement**") is made effective as of the date set forth on the Investor Signature Page hereto and is entered into by and among Optimistic Productions LLC, a Delaware limited liability company (the "**Company**"), and the undersigned party ("**Investor**" or "**Purchaser**").

The parties hereby agree as follows:

1. The Offering.

1.1. The Company seeks to raise up to $1,000,000 by selling revenue participation interests related to the Picture (as defined below) (collectively, the "**Participation Interests"** or the "**Securities**") in a Regulation CF offering (the "**Offering**") for a purchase price of $1.00 per Participation Interest. The Offering is being conducted pursuant to Section 4(a)(6) of the Act and Regulation CF under the JOBS Act of 2012, subject to Company's Form C dated as of September 25, 2026, as amended from time to time (the "**Form C**"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Form C. The Investor understands that the Offering is being made without registration of the Securities under the Act.

1.2. The Investor's "**Participation Percentage**" is equal to the Investor's Participation Purchase Price (as set forth in the Investor Signature Page) divided by the aggregate price of Participation Interests sold in this Offering, including any securities commission paid to the intermediary OpenDeal Portal LLC (the "**Intermediary**"), expressed as a percentage.

1.3. Each Investor holding Participation Interests is a Recoupment Position Holder under the Company's limited liability company operating agreement, as amended (the "**Operating Agreement**"), and holds a Non-Member Recoupment Position. This Agreement is the written agreement with the Company pursuant to which that Non-Member Recoupment Position is held. The Securities are not Membership Interests or Economic Interests in the Company, Investor is not a Member of the Company, and Investor has none of the rights of a Member under the Operating Agreement or the LLC Act. Capitalized terms used but not defined in this Agreement or in the Form C have the meanings given to them in the Operating Agreement.

1.4. The Offering is being undertaken in order to develop, finance, package, produce, distribute, market and otherwise exploit a single feature-length motion picture based on the winning project of the Future Vision XPRIZE competition, together with all related and ancillary rights (the "**Picture**").

1.5. Upon the closing of the Offering, the Company shall apply the proceeds of the Offering in the manner described under "Use of Proceeds" in the Form C and otherwise to the development and production of the Picture in accordance with an approved production budget. The Company will use commercially reasonable efforts to raise the additional production financing required to produce the Picture and, further, to distribute or otherwise exploit the Picture. The Company is a single-picture production vehicle and does not intend to develop or produce any other motion picture.

2. Purchase and Sale of Securities; Closing.

2.1. Purchase and Sale. The Company agrees to issue, sell and deliver to Investor, and Investor agrees to purchase from the Company, the number of Participation Interests set forth in the Investor Signature Page in exchange for the Participation Purchase Price.

2.2. Acceptance of Investment Commitments. Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment hereunder. Investment commitments will be deemed accepted only upon written confirmation by the Company. If the Company rejects all or a portion of any investment commitment hereunder, the applicable prospective Investor's funds will be returned without interest or deduction. The Closing (as defined below) shall occur in accordance with Section 2.3 below.

2.3. Closing.

2.3.1. The closing of the purchase and sale of the Securities shall take place on or around the Offering Deadline or at such earlier time as set by the Company under the Form C (the "**Closing**").

2.3.2. If the Company sets a Closing earlier than the Offering Deadline, Company shall send a notice five (5) days prior to the Closing to all investors who have committed to invest in the Offering, granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if Company will continue to accept commitments up to the Closing and Offering Deadline.

2.3.3. The Company may make intermediate closings prior to the Offering Deadline in accordance with the Form C.

2.3.4. Payment for the Securities shall be received by the escrow agent identified in the Form C (the "**Escrow Agent**") from Investor by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount of the Participation Purchase Price. Upon the Closing, the Escrow Agent shall release such funds to the Company. Investor shall receive notice and evidence of the entry of the number of Securities owned by

Investor reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

3. Investment Returns.

3.1. For the avoidance of doubt, Investor shall be eligible to recoup its Participation Purchase Price and receive returns, on a pro rata and pari passu basis with each other investor in the Offering, solely out of Company Gross Revenue, if any, and solely in accordance with the Distribution Schedule, as follows:

3.1.1. **Investor Return.** For purposes of Section 6.1A of the Operating Agreement, the agreed return multiple is one hundred twenty percent (120%), and Investor's Recoupment Amount is an amount equal to one hundred twenty percent (120%) of the Participation Purchase Price. The Recoupment Amount is payable out of Company Gross Revenue at the seventh priority of the Distribution Schedule set forth in Section 3.2 below, being a return to the Members as set forth in Exhibit A to the Operating Agreement and to the Recoupment Position Holders, on a pro rata pari passu basis.

3.1.2. **Back-end Compensation.** In full consideration for the Participation Purchase Price, and subject to the Company's receipt in full of the Participation Purchase Price, Investor shall also be entitled to share in the Investor's Share of Net Proceeds under the Distribution Schedule, being fifty percent (50%) of Net Proceeds payable to the Members (including any Manager, as applicable) who provided a Cash Capital Contribution and/or Other Capital Contribution to the Company and to the Recoupment Position Holders, on a pro rata pari passu basis in proportion to their respective Cash Capital Contributions or, in the case of Recoupment Position Holders, their cash contributions. Each Investor shall be entitled to a share of the amounts payable to Recoupment Position Holders equal to such Investor's Participation Percentage multiplied by the aggregate amount payable to Recoupment Position Holders. The Company makes no representation that the Picture will generate any, or any particular amount of, Company Gross Revenue or Net Proceeds.

3.2. Distribution Schedule.

3.2.1. The following is the Distribution Schedule set forth at Exhibit C to the Operating Agreement, reproduced in its entirety and without modification. References in this Section 3.2 to the "Project" are references to the Picture.

3.2.2. "**Company Gross Revenue**" (defined below) shall have the following deductions paid by or charged against Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

3.2.3. First, collection account management costs and fees (e.g. Freeway, Fintage), if any;

3.2.4. Second, a residuals reserve as required in order to comply with SAG-AFTRA, DGA, WGA and IATSE guild requirements, if any, but only to the extent such residuals are not directly assumed and/or paid by a distributor;

3.2.5. Third, to the extent not yet paid, and to the extent applicable, distribution

fees and distribution costs (including, without limitation, marketing expenses, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Project (e.g. producer representatives, sales advisors, etc.);

3.2.6. Fourth, to the extent not yet paid, the repayment of any debt, and any and all applicable premium, interest and/or fees in connection therewith, until all such debt has been repaid in full;

3.2.7. Fifth, to the extent not yet paid, actual, verifiable out-of-pocket costs of production, delivery, promotion and marketing directly incurred by Company (e.g., deliverables to distributors, costs for producers, director, cast and others related to the Project to attend premieres, film festivals and film markets, etc.);

3.2.8. Sixth, to the extent not yet paid, customary "off-the-top" actual, verifiable out-of-pocket, third party deductions (e.g., taxes, checking, collection, currency conversion costs, etc.), including all payments to agents, accountants, attorneys and other parties who represent the Project, all costs of auditing any distributor of the Project of any ancillary or subsidiary rights (including, without limitation, accounting, legal and auditor fees and costs), and a reasonable and customary Reserve for Company to cover anticipated expenses not yet charged to the Project, which such Reserve Company shall liquidate in a timely fashion in accordance with industry custom;

3.2.9. Seventh, a return to the Members as set forth in Exhibit A and to the Recoupment Position Holders, in the amount of one hundred and twenty percent (120%) of the Cash Capital Contributions and/or Other Capital Contributions made by each such Member (including any Manager, as applicable) or the cash contributions made by each such Recoupment Position Holder, as applicable, on a pro rata pari passu basis;

3.2.10. Eighth, to the extent applicable, any bonus payments to third parties (to the extent paid by Company and not assumed by any distributor) (e.g. box office bonuses, SVOD bonuses, music license step deals, etc.), as and when due, if any;

3.2.11. Ninth, payment of any Deferments, if any, on a pro rata pari passu basis until all such Deferments are paid in full; and

3.2.12. Thereafter, the balance remaining after the payment of all sums referred to above shall be considered "**Net Proceed**s", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in. There will be no double deductions--the same cost or expense will not be deducted twice. Net Proceeds shall be payable, on a pro rata pari passu basis to (a) fifty percent (50%) collectively to the Manager in accordance with the Manager's Percentage Interest (the "**Producer's Share of Net Proceeds**"), which amount shall be reducible on a point-by-point basis by all profit participations granted to third parties providing services on the Project in accordance with their respective service agreements; and, (b) fifty percent (50%) to the Members (including any Manager, as applicable) who provided a Cash Capital Contribution and/or Other Capital Contribution to the Company and to the Recoupment Position Holders, on a pro rata pari passu basis in proportion to their respective Cash Capital Contributions (or, in the case of Recoupment Position Holders, their cash contributions(the "**Investor's Share of Net Proceeds**"). For purposes of

clarification, Net Proceeds shall not exceed 100%.

3.2.13. "**Company Gross Revenue**" will be all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Project and all customary ancillary and subsidiary rights therein (including from merchandising, but excluding any income from the exploitation of sequel, remake or other Subsequent Production Rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is calculated after all bona fide refunds, credits, Tax Incentives, allowances, rights fees (if any), discounts and adjustments. So-called "soft monies" shall be deemed "Company Gross Revenue" to the extent not used to offset the Picture budget or lent against.

3.2.14. Creditor-Debtor: The relationship between the Company and Members is one of "creditor-debtor" and nothing in the Agreement between the Company and Members or this definition shall make Company a fiduciary or trustee of Members. Nothing contained in the Agreement between Company and Members or this definition shall be deemed directly or indirectly to give Members a security interest in the Project or the revenue stream derived from the exploitation of the Project. Company makes no representation that the Project will be released or that the Project will be successful enough that it will generate any amount of Net Proceeds and/or Company Gross Revenue. Members shall not have any security interest, lien or other interest in the receipts of Company and Company has no obligation to segregate any funds. Company shall have the broadest possible latitude in the distribution of the Project, and the exercise of Company's judgment in good faith in all matters pertaining thereto shall be final. In no event shall Company incur any liability based upon a claim that Company has failed to realize receipts or revenue that could have been realized.

3.3. Payments to Investor.

3.3.1. Any recoupments and returns to which Investors are entitled will be paid to Investors on a quarterly basis for the first three (3) years following the close of the Offering. The first quarterly payment will commence within ninety (90) days following the first day of principal photography of the Picture. Subsequent payouts will continue during the three (3) year period on a quarterly basis provided that Company is in receipt of monies to which Investors are entitled. Thereafter payments, if any, will continue on an annual basis.

3.3.2. In order to receive entitled payouts, the Investor must create and provide a Republic Wallet address that will be used to receive payments. The Investor recognizes that this mechanism is the sole and exclusive means to receive payment and that no payment can be distributed without the Investor's provision of a Republic Wallet address. Republic Wallet addresses can be created by following the relevant instructions on republic.com.

3.4. Transferability

3.4.1. **Security Instruction Tokens.** Within one hundred and eighty (180) days of the Closing, the Investor may be able to receive one digital blockchain token (the "**Security Instruction Token**" or "**SIT**") for each Participation Interest to the Investor's unique wallet address on the applicable blockchain. These SITs, if issued, will be tools to transfer ownership of the Securities. The Company has the right, but not obligation, to mint and distribute to, or for the benefit of, the Investor

one or more types of SITs on a blockchain network, which may serve as an administrative arrangement to the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities on behalf of others. The SITs, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders.

3.4.2. If the Investor transfer Securities to another person by way of SITs or otherwise, then that person ("**New Holder**") is deemed to be bound by the terms of this Agreement as an Investor for the period of time they hold such Securities, and the Investor irrevocably and unconditionally undertakes to ensure that each New Holder, prior to the transfer of Securities to them, expressly agrees to be bound by this Agreement as an Investor for the period of time they hold such Securities. By transferring any Securities, the Investor assign all your rights, title and interest under this Agreement to the recipient of those Securities or to the owner of the wallet to which you transfer any SITs.

3.4.3. SIT Ownership Treatment. Neither the Company nor any other person will be liable for treating the owner of the wallet in which any SIT is held (except as otherwise required by law or as ordered by a court of competent jurisdiction) as the owner of the Security to which it is linked.

3.4.4. Written Notice. The Company agrees that, if any rule of law (including any legislation, rule of common law, rule of equity or customary law) requires written notice to effect the transfer of any Securities, such notice is deemed given as an electronic record by inclusion of the relevant transaction on the Republic platform or via transfer of an SIT on a block on the blockchain in accordance with clause 3.3.2 above.

3.4.5. Voidability. Notwithstanding any other provision in this Section 3, the Company reserves the right to treat as void any transfer of Securities which the Company reasonably believes to be unlawful or fraudulent for any reason, including based on a transfer of SITs, which the Company reserves the right to reissue in such cases.

4. Custodian; Securities Entitlement

(a) The Company and Investor appoints and authorizes BitGo Bank & Trust, N.A. (collectively with its successors and assigns, the "**Custodian**") for the benefit of Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of Investor and Investor's permitted assigns. The Investor acknowledges and agrees that upon acceptance of this Agreement, the Company shall issue and deliver this Agreement to the Custodian, who shall solely hold the Securities being issued hereunder for the benefit of Investor and shall be a "protected purchaser" of the Securities within the meaning of Section 8-303 of the Delaware Uniform Commercial Code, which shall be in book-entry uncertificated form.

(b) The Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer the Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation or otherwise, in each case, without the consent of Investor or the Company. The Investor acknowledges and agrees that

Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

5. <u>Representations, Warranties and Covenants</u>.

5.1. <u>By Company</u>. As of the Closing, the Company hereby represents, warrants and covenants to Investor that:

5.1.1. Company is duly formed and validly existing under the laws of the state of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by Company of its business as it is currently being conducted.

5.1.2. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

5.1.3. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (c) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

5.1.4. Assuming the accuracy of Investor's representations and warranties set forth below, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (a) for such filings as may be required under Regulation CF promulgated under the Act, or under any applicable State Securities Laws, (b) for such other filings and approvals as have been made or obtained, or (c) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

5.1.5. The Company makes no representation, warranty, guarantee or assurance of any kind or nature whatsoever, express or implied, with regard to the Participation Interests or the Company's business (including any representation, warranty, guarantee or assurance of future earnings, likelihood of success or future prospects).

5.1.6. The Company hereby authorizes the Custodian to hold the Securities in registered form in its name or the name of its nominees for the benefit of Investor, which shall be in uncertificated form. The Company agrees that the Custodian is an intended third-party beneficiary to the representations made by Investor and the Company hereunder, including, without limitation, any representations, warranties, and covenants made by the Company and Investor.

5.2. By Investor. As a material inducement for the Company to enter into this Agreement, Investor hereby represents, warrants and covenants to the Company that:

5.2.1. Investor has the capacity to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

5.2.2. Investor is a resident of the state set forth on the Investor Signature Page and is not acquiring the Participation Interests as a nominee or agent or otherwise for any other person.

5.2.3. Investor, if a natural person, is at least eighteen (18) years of age.

5.2.4. Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor.

5.2.5. Including the amount set forth on the Investor Signature Page, in the past twelve (12) month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

5.2.6. Investor has received a copy of the Form C, has not been furnished any offering literature other than the Form C and has relied only on the information contained therein to make the decision to purchase the Securities.

5.2.7. Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. Investor represents that it is able to bear any and all loss associated with an investment in the Securities. Investor acknowledges that the price of the Securities was set by the Company arbitrarily and no warranties are made as to value.

5.2.8. Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, OpenDeal Portal LLC (the "**Intermediary**"), or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted

as an advisor to the undersigned in deciding to invest in the Securities. Investor acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority or suitability to invest in the Securities.

5.2.9. Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

5.2.10. Investor understands that each of Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

5.2.11. Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall cause the Escrow Agent to return the previously paid Participation Purchase Price, without interest thereon, to Investor.

5.2.12. Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

5.2.13. Investor confirms that the Company has not (a) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (b) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investor.

5.2.14. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities.

5.2.15. Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor further represents that it does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. Investor understands that the Securities have not been registered under the Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor

and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

5.2.16. Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the U.S. Securities and Exchange Commission provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Investor understands that it must bear the economic risks of the investment in the Securities for an indefinite period of time.

5.2.17. Investor agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

5.2.18. Investor understands that the Investor has no right to withdraw or receive a refund of the Participation Purchase Price, in whole or in part. Investor further understands it is not a holder of any limited liability company membership interest in the Company, and is not otherwise entitled, as a holder of the Securities, to vote or receive distributions or be deemed the holder of any limited liability company membership interest for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to the members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise.

5.2.19. Investor is solely responsible for implementing reasonable measures for securing any digital wallet, vault or other storage mechanism the Investor uses to receive and hold the SITs, including, without limitation, any requisite private key(s) or other credentials necessary to access the storage mechanism(s). If Investor's private key(s) or other access credentials are lost, Investor may lose access to the SITs.

5.2.20. Investor directs the Company to issue the Securities in the name of the Custodian, and Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of Investor, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between Investor and the Custodian, Custodian may take direction from the investor with the largest Participation Interest in this Offering (the "**Lead**"), who will act on behalf of the Investors, and the Company, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Lead shall act in accordance with the principals of good faith and fair dealing in the performance of their role as Lead. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by Investor and the Company hereunder, including, without limitation, any representations, warranties, and covenants made by the Company and the Investor.

5.2.21. Investor will maintain an account in good standing with Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any of the provisions of such Custody Account Agreement contradict this Agreement, the Custody Account Agreement shall be provided precedence.

5.2.22. Investor agrees any action contemplated by this instrument and requested by the Company must be completed by Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to Investor or the Custodian as Investor's agent.

5.2.23. Compliance with Securities, Commodities, & Other Laws. The Purchaser understands that the Securities have not been, and will not be, registered under the Securities Act or any applicable state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and other applicable state securities laws which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Securities or SITs may be deemed "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities and corresponding SITs indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities for resale, and exemptions from registration and qualification may not be available or may not permit the Purchaser to transfer all or any of the Securities in the amounts or at the times proposed by the Purchaser. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser is not registered with the U.S. Securities and Exchange Commission as a broker-dealer, alternative trading system or exchange, and is not a member of the U.S. Financial Industry Regulatory Authority ("**FINRA**") nor is required to be registered with the U.S. Securities and Exchange Commission or is subject to the rules of FINRA. The Purchaser has also been advised that this Agreement has not been approved for trading by the CFTC. The Purchaser represents that it is not purchasing this Agreement on the basis that it is a contract of sale of a commodity for future delivery (or option on such a contract), a swap or any other instrument subject to the CEA. The Purchaser further understands that neither the Company nor an Affiliate is licensed as a money transmitter ("**MT**") or a money services business ("**MSB**"). If the Company or an Affiliate was deemed to be an MT and/or MSB, it would be subject to significant additional regulation. This could lead to significant changes with respect to the Company, how the Securities are structured, how they are purchased and sold, and other issues, and would greatly increase the Company's costs in creating and facilitating transactions in the Securities. Any of these outcomes would negatively affect the value of the Securities.

6. General Provisions.

6.1. Entire Agreement. This Agreement, together with all other documents and instruments incorporated by reference, including, for the avoidance of doubt, the Form C, and all exhibits, schedules thereto, constitutes the only and entire agreement between the parties with respect to the subject matter hereof, and supersedes and cancels any prior agreements, representations,

warranties, or communications, whether oral or written, between the parties relating to the transactions contemplated by this Agreement or the subject matter herein. There are no promises, representations or other agreements or understandings between the parties with respect to the subject matter hereof other than those set forth herein. The obligations set forth in this Agreement are unconditional.

6.2. **Voluntary**. Each party warrants, represents and agrees that, in executing this Agreement, such Party: (a) does so with knowledge of any and all rights that such party may have with respect to the provisions of this Agreement, (b) has carefully read and considered this Agreement and fully understands its contents and the significance of its contents, (c) is entering into this Agreement of such party's own informed and free will, based upon such party's own judgment and without any coercion or fear of retaliation, and (d) has obtained, or has had the opportunity to obtain, independent legal advice with respect to this Agreement.

6.3. **Governing Law; Consent to Jurisdiction**. Delaware law, without regard to conflict or choice of law principles, shall govern the construction and interpretation of this Agreement. The parties agree that all actions or proceedings arising directly or indirectly from this Agreement shall be arbitrated or litigated before arbitrators or in courts having a situs within Los Angeles County, California, and hereby consent to the jurisdiction of any local, state or federal court in which such an action is commenced that is located in Los Angeles County and agree not to disturb such choice of forum.

6.4. **Mandatory Binding Arbitration**. Any claim, controversy or other dispute regarding this Agreement, including any breach or interpretation of this Agreement (each a "**Dispute**"), shall be settled and resolved by binding arbitration in Los Angeles County, California, before Judicial Arbitration and Mediation Services ("**JAMS**"). The arbitration shall be conducted in accordance with JAMS' Streamlined Rules and Procedures, except as expressly modified by this Section. In reaching a decision on any Dispute, the arbitrator shall be bound by the provisions of this Agreement and by Delaware law. The arbitrator's decision on the Dispute shall be a final and binding determination and shall be fully enforceable as an arbitration award in any court having jurisdiction and venue over the parties. Each party submits to the exclusive jurisdiction of the courts located in Los Angeles County, California, for purposes of compelling arbitration or giving legal confirmation of any arbitration award. Each party also agrees to accept service of process for all arbitration proceedings in accordance with JAMS' rules. Nothing in this Section shall prevent any party from (a) seeking and obtaining injunctive or other equitable relief through an action in court, (b) joining any party as a defendant in any action brought by or against a third party, (c) bringing an action in court to effect any attachment or garnishment, or (d) bringing an action in court to compel arbitration as required by this Section. Because each party is giving up the right to litigate any Dispute, each party herein further confirms that it has read and understands the provisions in this Section, and that it has further benefited from the advice of counsel. BY EXECUTING THIS AGREEMENT, INVESTOR IS VOLUNTARILY GIVING UP IMPORTANT CONSTITUTIONAL RIGHTS TO TRIAL BY JUDGE OR JURY, AS WELL AS RIGHTS TO APPEAL. INVESTOR UNDERSTANDS THAT IT HAS THE RIGHT TO HAVE AN INDEPENDENT ATTORNEY OF ITS CHOICE REVIEW THIS SUBSECTION, AS WELL AS THIS ENTIRE AGREEMENT PRIOR TO SIGNING THIS AGREEMENT.

6.5. **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic transmission

during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the signature page, or to such address, facsimile number or email address as subsequently modified by written notice given in accordance with this subsection.

6.6. **Binding Effect; Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. If Investor is a trust or entity, each representation, warranty, covenant, and/or agreement herein shall be binding upon the trustees, grantors/settlors, beneficiaries, officers, directors, shareholders, managers, members, and other authorized parties of Investor, as applicable. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.7. **Assignability**. This Agreement and the rights and obligations hereunder shall not be assigned or transferred by the Company, whether voluntarily, involuntarily, by operation of law, by a change in control, or any other means whatsoever without five (5) days written notice to the holders of Securities.

6.8. **Record Holder**. The Custodian through this Agreement and related Omnibus Nominee Agreement entered into between Investor and Custodian shall be considered legal record holder of the Securities.

6.9. **Construction**. Whenever used in this Agreement, the terms "including," "include," "includes" and the like are not intended as terms of limitation, and, hence, shall be deemed to be followed by "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the neuter gender shall include the masculine and feminine genders and vice versa.

6.10. **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.11. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.12. **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.13. **Further Assurances**. The parties to this Agreement shall execute and deliver

any further instruments or documents and perform any additional acts that are or may become necessary to effectuate and carry out the purchase of the Securities as contemplated by this Agreement.

6.14. Amendments and Waivers.Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company, on the one hand, and the Lead or the holders of a majority in interest of the Participation Interests, on the other hand. For purposes of this Section 6.14, a "**majority in interest of the Participation Interests**" means holders of more than fifty percent (50%) of the Participation Interests then outstanding, determined by reference to the aggregate Participation Purchase Prices paid for them, and if no Lead has been designated or the Lead ceases to hold Participation Interests, the consent contemplated by this Section 6.14 will be given by the holders of a majority in interest of the Participation Interests; provided that no amendment that by its terms adversely affects Investor in a manner disproportionate to the other holders of Participation Interests, or that increases Investor's obligations or requires Investor to contribute additional capital, will be effective against Investor without Investor's written consent. Investor understands and acknowledges that (a) the Lead or the holders of a majority in interest of the Participation Interests may grant, withhold or condition any such consent in their sole discretion and without notice to, or the consent of, Investor, (b) in granting or withholding consent neither the Lead nor any such holder acts as a fiduciary of Investor or owes Investor any duty, and each may act in its own interest, (c) subject to the foregoing, any amendment, termination or waiver effected in accordance with this Section 6.14 will be effective as to, and binding on, Investor and each subsequent holder of the Securities for all purposes upon the written consent described above and without any further act, consent or signature of Investor, whether or not Investor consented to it, voted against it or executed the instrument effecting it, and Investor will be bound notwithstanding that Investor is not a signatory to that instrument, (d) any such amendment, termination or waiver may be adverse to Investor and may not be in the best interest of Investor individually, including by reducing, deferring, subordinating or eliminating amounts that would otherwise be payable to Investor under this Agreement, and (e) Investor has no appraisal, dissenters' or similar right, no right to have the Securities repurchased and no right to a refund of the Participation Purchase Price on account of any such amendment, termination or waiver. The Company may record any such amendment, termination or waiver on the books and records of the Company without further act of Investor, and the Company will make a copy available to Investor on request. Investor irrevocably appoints the Company, the Manager of the Company and any executive officer of the Company, and each of them, with power of substitution, as its attorney-in-fact, coupled with an interest, to execute, deliver, acknowledge, certify and file in Investor's name and on Investor's behalf (i) any amendment, termination or waiver that has been consented to in writing in accordance with this Section 6.14, (ii) any amended and restated agreement, supplement, joinder, consent, acknowledgment, certificate, schedule, instrument or other document that gives effect to, evidences or is reasonably necessary to carry out that amendment, termination or waiver, and (iii) any filing required to be made with a governmental authority in connection with it. The power granted by this Section 6.14 extends to every matter within the scope of an amendment, termination or waiver so consented to. Upon that written consent, the amendment, termination or waiver is effective as to Investor and as to each holder of the Securities without any further act, consent or signature of Investor, and the Company, the Manager of the Company and any executive officer of the Company, and each of them may execute and deliver each of the foregoing on Investor's behalf. This power of attorney is durable and irrevocable, survives and is not affected by Investor's subsequent death, disability, incapacity, dissolution, termination, cancellation, bankruptcy or the transfer of any of Investor's Securities, binds Investor's successors, assigns, heirs, executors, administrators and legal representatives, and Investor ratifies all acts taken in

accordance with it.

6.15. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non- defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.16. Privacy Notice. The Company collects nonpublic, personal data about each Investor from (a) information it receives this Agreements and other documents and instruments provided by such Investor to the Company, (b) information disclosed to the Company through conversations or correspondence by or with such Investor, and (c) any additional information the Company may request from such Investor. All information regarding the personal identity and other financial information of each Investor (such Investor's "personal information") will be kept strictly confidential. The Company maintains commercially reasonable physical, electronic and operational safeguards to protect this information. In the normal course of business, it is sometimes necessary for the Company to provide personal information about Investors to the Company, attorneys, accountants and auditors in furtherance of the Company's business, and entities that provide a service on behalf of the Company, such as banks or title companies. The Company will only disclose personal information to these third parties if those parties agree to protect the personal information and use the personal information only for the purposes of providing services to the Company. Other than for the purposes discussed above, the Company does not disclose any nonpublic, personal information of its Investors unless the Company is directed by Investor to provide it or the Company is legally required to provide it to a governmental agency.

(signature pages follow)

IN WITNESS WHEREOF, the parties have executed this Revenue Participation Agreement as of the date first written above.

COMPANY:

OPTIMISTIC PRODUCTIONS LLC

By: ______________________________
Name:
Its:

[INVESTOR SIGNATURE PAGE FOLLOWS]

OPTIMISTIC PRODUCTIONS LLC

REVENUE PARTICIPATION AGREEMENT INVESTOR SIGNATURE PAGE

Individual Investor:

Signature

Print Name

Entity Investor:

Name of Entity

Type of Entity and State of Formation

Signature of Authorized Representative

Print Name of Authorized Representative

Capacity of Authorized Representative

<u>Informational Fields</u>

Full Legal Name: ______________________________

Full Legal Name of Spouse/Partner, if subscribing as community property, tenancy in common or joint tenancy: ______________________________

Mailing Address: ______________________________

____

Telephone Number: ______________________________

Email Address: ______________________________

Form of Entity and State of Formation, if subscribing as an entity: ______________________________

Participation Purchase Price: ______________________________

Participation Interests to be Purchased: ______________________________

EXHIBIT C

Custody Agreement

BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

1. SERVICES.

1.1. Custodian. Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. Wallet Software and Non-Custodial Wallet Service.

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. Fiat Services.

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is

limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

i. Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

ii. Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

i. Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

ii. Custodian will provide Client with a confirmation of the pending transfer.

iii. If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv. If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

1.5. Third-Party Payments. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving Assets that Client intends to store, or have stored, in Client's Custodial Account.

1.6. API Access.

(a) Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b) All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time. In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

1.7. Fees. The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision. Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

1.8. Acknowledgement of Risks.

(a) General Risks; No Investment, Tax, or Legal Advice; No Brokerage. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) Material Risk in Investing in Digital Currencies. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

2. CUSTODIAL ACCOUNT.

2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an “Authorized Person” as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

2.2. General. The Custodial Services allow Client to deposit supported Assets to Client’s Account, and to withdraw supported Assets from Client’s Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a “Custody Transaction”). The Assets stored in Client’s Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian’s gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

2.4. Digital Asset Deposits and Withdrawals.

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client’s Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client’s Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests

made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. Supported Digital Assets. The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. Advanced Protocols. Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to

attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

2.8. Operation of Digital Asset Protocols.

(a) Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b) Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at www.bitgo.com/resources/bitgo-fork-policy). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

2.9. Account Statements.

(a) Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b) The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c) To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

2.10. Independent Verification. If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. Support and Service Level Agreement. Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. Clearing and Settlement Services.

(a) Custodian may offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody. For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

i. A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked funds will be released.

ii. A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

iv. In any one-sided or two sided request, the Settlement Partner must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

3. USE OF SERVICES.

3.1. Company Site and Content. Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and

use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

3.5. Security; Client Responsibilities.

(a) Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b) Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c) Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

3.6. Taxes. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law. Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

3.7. Third Party Providers. Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

3.8. Developer Applications.

(a) Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b) Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c) Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

4. CUSTODIAN OBLIGATIONS.

4.1. Insurance. Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder. Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

4.2. Standard of Care. Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

4.3. Business Continuity Plan. Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

5. TERM; TERMINATION.

5.1. Initial Term; Renewal Term. This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

5.2. Termination for Breach. Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

5.3. Suspension, Termination, or Cancellation by Custodian.

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

i. Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;
ii. Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;
iii. Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);
iv. Custodian service partners are unable to support Client's use;
v. Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;
vi. Client fails to pay fees for a period of 90 days; or
vii. Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

5.4. Effect of Termination. On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

5.5. Early Termination. Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise

its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

7.1. By Client. Client represents, warrants, and covenants to Custodian that:

(a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating

terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

7.2. By Custodian. Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

7.3. Notification. Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

8. DISCLAIMER. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.

9.1. Confidentiality.

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

11. LIMITATIONS OF LIABILITY.

11.1. NO CONSEQUENTIAL DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

11.2. LIMITATION ON DIRECT DAMAGES. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY. THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED ASSETS.

12. MISCELLANEOUS.

12.1. Notice. All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

12.2. Publicity. Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

12.3. Entire Agreement. This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

12.4. Computer Viruses. Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

12.5. No Waiver. The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

12.6. Amendments. Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

12.7. Assignment. Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

12.8. Severability. If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

12.9. Survival. All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

12.10. Governing Law. The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

12.11. Force Majeure. Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

12.12. Relationship of the Parties. Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

[*Remainder of page intentionally left blank. Signature page follows.*]

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

BITGO TRUST COMPANY, INC.	**[CLIENT NAME]**
By:	By:
Name:	Name:
Title:	Title:
Date:	Date:
Address for Notice:	Address for Notice:
6216 Pinnacle Place Suite 101 Sioux Falls, SD 57108 Attn: Legal Email: legal@bitgo.com	________________________ ________________________ ________________________
	Attn:
	Email:

APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE

1.1 Prohibited Use. Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

1.2. Prohibited Businesses. The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

BITGO CUSTODIAL SERVICES AGREEMENT
FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

I. **Expanded Definition of Services.** Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates. As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below. **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

II. **Fees.** The Fees associated with Services for Client are as follows:

1. **Onboarding Fee.**

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $___________.

2. **Digital Asset Storage Fee and Fixed Monthly Fee.**

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly Asset Storage Fee (subject to overage fees), as set forth below:

Product	**Fixed Monthly Storage Fee**
Wallet Services (exclusive of NFT holdings)	

Custodial Accounts (exclusive of NFT holdings)	$__________
MMI wallets (exclusive of NFT holdings)	
NFTs held in Wallet Services, Custodial Accounts and MMI wallets	

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

Digital Asset Storage Fee:	
Range of Digital Assets Stored ($ USD)[1]	**Basis Points (bps)**
0 to $[___________]	Included as part of the Fixed Monthly Asset Storage Fee
$[___________] or greater	[__] bps per month "Overage Fee"

Fiat Currency Transaction Fees:

Transaction Type	Transaction Fee	Frequency
Wire - Domestic (in)	$0	Per Transaction
Wire - Domestic (out)	$15	Per Transaction

1 For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

Wire - International (in)	$15	Per Transaction
Wire - International (out)	$25	Per Transaction
Wire - Recall	$50	Per Transaction
ACH (in/out)	$0.40	Per Transaction
ACH - Chargeback	$15	Per Non-Sufficient Funds Paid & Returned
Fraudulent Return	$150	Per Return

3. Transaction Fees.

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

Transaction Fee:	
Range of Transaction Volume ($ USD)[2]	**Basis Points (bps)**
Up to $[___________]	Included as part of the Fixed Monthly Digital Asset Storage Fee

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

$[___________] and greater	10 bps "Overage Fee"

4. NFT Services.

The Digital Asset Storage Fee covers up to [____________] NFTs in all products, in aggregate.

Overage fee: _____

5. Staking Services Fee. As described in the additional terms and conditions applicable to Staking Services.

6. Payment Terms. Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

7. Initial Payment. Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

8. Prior Fee Schedules. In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

IN WITNESS WHEREOF, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

BITGO TRUST COMPANY, INC.	**[CLIENT NAME]**
By: _______________________________	By: _______________________________
Name: ____________________________	Name: ____________________________
Title: ______________________________	Title: ______________________________
Date: _____________________________	Date: _____________________________

APPENDIX 1
ADDITIONAL TERMS

I. **MMI SERVICES**: MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time. MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/). When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

II. **NFT SERVICES:** See https://www.bitgo.com/legal/nft-service-terms

III. **STAKING SERVICES:** See https://www.bitgo.com/legal/staking-and-delegation-services-terms

APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit

transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays

in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided “as-is.” Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user’s requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party,

any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1. Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2. Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3. Revocation. The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4. Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5. No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6. Instructions From the Beneficial Owner. Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7. Signatures Required. The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8. Indemnification. The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9. Binding Effect. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10. Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11. Governing Law. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12. Notices. All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13. Termination. This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.

BENEFICIAL OWNER	**BITGO TRUST COMPANY, INC.**
Signature:	Signature:
Name:	Name:
Title:	Title:
Email for Notices:	

EXHIBIT E

Video Transcript

See Exhibit I, Part II

EXHIBIT F

Operating Agreement

OPERATING AGREEMENT OF
OPTIMISTIC PRODUCTIONS LLC
A DELAWARE LIMITED LIABILITY COMPANY

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY JURISDICTION. NO MEMBERSHIP INTEREST MAY BE SOLD OR OFFERED FOR SALE DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED (WITHIN THE MEANING OF ANY SECURITIES LAW) UNLESS A REGISTRATION STATEMENT UNDER ALL APPLICABLE SECURITIES LAWS WITH RESPECT TO THE MEMBERSHIP INTEREST IS THEN IN EFFECT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS IS THEN APPLICABLE TO THE MEMBERSHIP INTEREST. A MEMBERSHIP INTEREST ALSO MAY NOT BE TRANSFERRED OR ENCUMBERED UNLESS THE APPLICABLE PROVISIONS OF THIS AGREEMENT ARE SATISFIED.

This OPERATING AGREEMENT (this "Agreement") of Optimistic Productions LLC (the "Company"), effective as of August 27, 2026 ("Effective Date"), is made by and among the Members, and such parties who from time to time execute this Agreement as Members (as defined and specified in Exhibit A).

The Manager (as defined below) hereby represents and agrees that Articles of Organization were filed, on behalf of the Company, with the Office of the Delaware Secretary of State, and that they desire to enter into an operating agreement in accordance with the provisions of the Delaware Limited Liability Company Act (the "LLC Act").

RECITALS

WHEREAS, the Articles of Organization were filed, on behalf of the Company, with the Office of the Delaware Secretary of State on August 26, 2026; and

WHEREAS, the Members hereunder desire to adopt and approve this Agreement to establish their respective rights and responsibilities and to govern the relationships as Members of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, and other good and valuable consideration, receipt of which is hereby acknowledged by each party to the others, the parties hereto, for themselves, their respective heirs, executors, administrators, successors and assigns, hereby agree as follows:

ARTICLE I
DEFINITIONS

When used in this Agreement, the following capitalized terms shall have the meanings provided below:

"**AFFILIATE**" means any Person under the control of, in common control with, or in control of a Member or a Manager, whether that control is direct or indirect. The term "control," as used herein, means, with respect to a corporation or limited liability company, the ability to exercise more than fifty-one percent (51%) of the voting rights of the controlled entity, and with respect to an individual, partnership, trust, or other entity or association, the ability, directly or indirectly, to direct the management or policies of the controlled entity or individual.

"**AGREEMENT**" means this Operating Agreement of a limited liability company, in its original form and as amended from time to time.

"**ARTICLES OF ORGANIZATION**" means the Articles of Organization of the Company, as amended, modified or supplemented from time to time.

"**BANKRUPTCY**" means, with respect to any Person, being the subject of an order for relief under Title 11 of the United States Code, or any successor statute or other statute in any foreign jurisdiction having like import or effect.

"**CAM AGREEMENT**" means the Collection Account Management Agreement entered into by the Company, if any, as the same may be amended from time to time.

"**CAPITAL ACCOUNT**" means the amount of the capital interest of a Member in the Company, consisting of the amount of money and the fair market value, net of liabilities, of any property initially contributed by the Member, as (1) increased by any additional contributions and the Member's share of the Company's Profits (as defined below), and (2) decreased by any distribution to that Member as well as that Member's share of Company Losses (as defined below).

"**CAPITAL CONTRIBUTION**" means, with respect to any Member, Cash Capital Contribution and Other Capital Contribution, collectively.

"**CASH CAPITAL CONTRIBUTION**" shall mean the amount of money contributed to the Company, in consideration of a Percentage Interest held by such Member.

"**CODE**" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision of any succeeding revenue law.

"**COMPANY**" means Optimistic Productions LLC, the entity formed in accordance with this Agreement and the Articles of Organization.

"**COMPANY MINIMUM GAIN**" has the meaning set forth for the term "Partnership Minimum Gain" in the Regulations section 1.704-2(d).

"**COMPANY GROSS REVENUE**" means as set forth in Exhibit C.

"**DEFERMENTS**" means arrangements for the deferral of some or all of the costs of goods and/or services (e.g. acting, writing, directing, and producing) provided by the suppliers of such goods and/or services, and which all Deferments shall be approved by the Manager.

"**DEPARTING MEMBER**" means any Member whose conduct results in a Dissolution Event (defined below) or who withdraws from the Company in accordance with Section 4.7, where such withdrawal does not result in Dissolution (defined below) of the Company.

"**DISSOLUTION**" means (i) when used with reference to the Company, the earlier of (a) the date upon which the Company is terminated under the LLC Act, or any similar provision enacted in lieu thereof, or (b) the date upon which the Company ceases to be a going concern, in accordance with Article IX herein, and (ii) when used with reference to any Member, the earlier of (a) the date upon which there is a Dissolution of the Company or (b) the date upon which such Member's entire interest in the Company is terminated by means of a distribution or series of distributions by the Company to such Member.

"**DISSOLUTION EVENT**" means one or more of the following: the death, resignation, retirement, expulsion, or bankruptcy of all Members.

"**DISTRIBUTION**" means the transfer of money or property by the Company to the Members without consideration in accordance with this Agreement.

"**ECONOMIC INTEREST**" means a Person's right to share in the Profits, Losses or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as provided otherwise herein, any right to information concerning the business and affairs of the Company.

"**FISCAL YEAR**" means the Company's fiscal year, which shall be the calendar year.

"**FORCE MAJEURE**" means any event which (i) is beyond the reasonable control of a party to this Agreement or its agents, employees, contractors, subcontractors and/or consultants which by its nature could not reasonably have been foreseen by such party, or if it could have been foreseen, was unavoidable notwithstanding the exercise of reasonable diligence **by** such party, (ii) occurred without the fault or negligence of such party, and (iii) renders the performance of this Agreement by such party impossible or commercially impracticable, including without limitation, any of the following events: the unavailability of the director or members of the principal cast to perform due to death, or extended incapacity, fire, natural disasters, epidemic, pandemic (including, without limitation changed circumstances which materially impact production as a result of COVID-19 related events), war or governmental action (including, without limitation, government declared states of emergency), riots, insurrections, or strikes, which prevent the Company's ability to develop, produce, promote, distribute, and/or otherwise exploit the Project.

"**LLC ACT**" means the Delaware Limited Liability Company Act, as amended from time to time, and the provisions of any succeeding law.

"**LOSSES**" means, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable loss for such year or period, determined in accordance with Code section 703(a).

"**MAJORITY INTEREST**" means, at any time, the interest of the Members holding greater than fifty percent (50%) of the total interests held by the Members at such time. For the avoidance of doubt the Membership Interest of the Manager shall be included in the calculation of total interests.

"**MANAGER**" means any Person who (1) has been admitted as a Manager in the Company; (2) executes or causes to be executed this Agreement and any subsequent amendments hereto; and (3) has not engaged in conduct resulting in a Dissolution Event or, if applicable, has terminated his, her, or its membership as a Manager for any other reason, designated in Exhibit B.

"**MEMBER**" means each of the Persons listed under the heading "Members" on Exhibit A of this Agreement and any Person admitted to the Company as a Member or Additional Member and who has not ceased to be a Member.

"**MEMBER NONRECOURSE DEBT**" has the meaning set forth for the term "Partnership Nonrecourse Debt" in Regulations section 1.704-2(b) (4).

"**MEMBER NONRECOURSE DEDUCTIONS**" means items of Company loss, deduction, or Code section 705(a) (2) (B) expenditures which are attributable to Member Nonrecourse Debt.

"**MEMBERSHIP INTEREST**" means a Member's rights in the Company, collectively, including the Member's Economic Interest, right to vote and participate in management, and right to information concerning the business and affairs of the Company provided in this Agreement or under the LLC Act.

"**NEGATIVE CAPITAL ACCOUNT**" means a Capital Account with a balance of less than zero.

"**NON-MEMBER RECOUPMENT POSITION**" means a contractual right held by a Recoupment Position Holder to receive distributions from the Company, which right (a) does not constitute a Membership Interest or an Economic Interest, (b) does not confer any voting, governance, consent, information, or other

rights of a Member under this Agreement or the LLC Act, and (c) does not make such holder a Member or partner of the Company for any purpose.

"**NONRECOURSE LIABILITY**" has the meaning provided in the Regulations section 1.752-1(a)(2).

"**OFFICER**" means any Person appointed by the Manager, in accordance with Section 5.2 of this Agreement, to conduct, or to assist the Manager in the conduct of the day-to-day business and affairs of the Company. Such Officers may include a Chairperson, one or more Senior Vice Presidents, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers, and a Comptroller.

"**OTHER CAPITAL CONTRIBUTION**" means the agreed fair market value of any property (other than money) contributed to the Company net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under the Code (as hereinafter defined) section 752 in consideration of a Percentage Interest held by such Member. A Capital Contribution shall not be deemed a loan.

"**PARTNERSHIP TAX AUDIT RULES**" means Code Sections 6221 through 6224, together with any Treasury Regulations or guidance issued thereunder or successor provisions and any similar provisions of state or local tax laws.

"**PARTNERSHIP REPRESENTATIVE**" has the meaning set forth in Section 8.8.

"**PERCENTAGE INTEREST**" means the percentage ownership of the Company of each Member, including the Manager, as set forth in the column entitled "Percentage Interest" contained in Exhibit A attached hereto and as recalculated from time to time pursuant to this Agreement entitling the holder to an economic and voting interest in the Company. The "Percentage Interest" with respect to each Member providing a Capital Contribution as of any time of determination (excluding the Manager unless such Manager provided a Capital Contribution other than management services), means the percentage ownership equal to fifty percent (50%) of the quotient obtained by dividing (1) the amount of Capital Contribution made by such Member, by (2) the aggregate amount of Capital Contributions made by all Members.

"**PERSON**" means an individual, partnership, limited partnership, corporation, limited liability company, registered limited liability partnership, trust, estate, association, or any other entity.

"**POSITIVE CAPITAL ACCOUNT**" means a Capital Account with a balance greater than zero.

"**PRINCIPAL**" means the natural Person, which is in ultimate control of a Member.

"**RECOUPMENT POSITION HOLDER**" means any Person who holds a Non-Member Recoupment Position pursuant to a written agreement with the Company.

"**PROFITS**" means, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income for such year or period, determined in accordance with Code section 703(a).

"**PROFITS INTEREST**" means any Membership Interest granted in exchange for services intended to qualify as a "profits interest" as described in IRS Revenue Procedures 93-27 and 2001-43.

"**PROJECT**" means the audiovisual project which is the winning project of the Future Vision XPRIZE contest.

"**PROJECT RIGHTS**" means, collectively, all right, title and interest in and to the Project and all elements and components thereof, including, without limitation, all copyrights and trademarks therein, the underlying materials, all tangible elements, exploitation rights, distribution rights and ancillary and subsidiary rights therein (including sound recording rights, music publishing rights, merchandising and commercial tie-in rights, book publishing rights, live stage rights, so-called "audio-only" rights and live recital rights), and derivative rights (including sequel, prequel and remake rights).

"**REGULATIONS**" means the income tax regulations of the United States Treasury Department promulgated under the Code, including any temporary regulations, and any successor regulations, which may be promulgated.

"**RESERVES**" means funds set aside from Cash Capital Contributions or Company Gross Revenue as reserves. Such Reserves shall be maintained in amounts reasonably deemed sufficient by the Manager for working capital and the payment of taxes, insurance, debt service, or other costs or expenses incident to the business of the Company, or in the alternative, the Dissolution of the Company.

"**SUBSEQUENT PRODUCTION RIGHTS**" means any remake, sequel, prequel, spin-off, series, or other production based in whole or in part upon the Project.

ARTICLE II
FORMATION AND ORGANIZATION

Section 2.1. INITIAL DATE AND INITIAL PARTIES. This Agreement is first entered into as of the Effective Date by and among the Company and the Persons who are Members of the Company on that Effective Date.

SECTION 2.2. PERIOD OF DURATION. The period of duration of the Company ("Period of Duration") shall commence on the date of the filing of the Articles of Organization with the Delaware Secretary of State, and shall continue until eight (8) years after the theatrical release of the Project unless the Company is terminated or dissolved sooner in accordance with the provisions of this Agreement.

SECTION 2.3. SUBSEQUENT PARTIES. No Person may become a Member of the Company without agreeing to and becoming a signatory of this Agreement and any offer or assignment of a Membership Interest is contingent upon the fulfillment of this condition.

SECTION 2.4. NAME. The name of this Company is Optimistic Productions LLC.

SECTION 2.5. BUSINESS AND PURPOSE OF THE COMPANY. The business of the Company shall be (i) to develop, produce and exploit the Project; (ii) to perform and conduct any other activity necessary or incidental to the foregoing in furtherance of the objects of the business of the Company; and (iii) to engage in any lawful act or activity for which a limited liability company may be organized under the LLC Act.

SECTION 2.6. PRINCIPAL PLACE OF BUSINESS. The Company will have its principal place of business at 225 Santa Monica Blvd., Suite 900, Santa Monica, CA 90401 or at any other address authorized by the LLC Act and designated by the Manager. The Company shall maintain its principal executive offices

at its principal place of business, as well as maintaining at that location all records and documents which it is required to keep by the LLC Act.

SECTION 2.7. RESIDENT AGENT. The registered agent for the Company shall be such registered agent as the Manager may designate from time to time.

SECTION 2.8. NAMES AND ADDRESSES OF MEMBERS. The name, present mailing address, and Percentage Interest of each Member are defined in Exhibit A.

SECTION 2.9. NAME AND ADDRESS OF MANAGER. The name and present mailing address of the Manager is defined in Exhibit B.

ARTICLE III
CAPITAL CONTRIBUTIONS AND ACCOUNTS

SECTION 3.1. INITIAL CAPITAL CONTRIBUTIONS. **Each Member, prior to or simultaneously with its execution and delivery of this Agreement, has contributed or shall contribute to the Company the monies and/or properties or services as set forth in Exhibit A as that Member's initial Capital Contribution in accordance with Member's subscription agreement ("Subscription Agreement").** Notwithstanding the foregoing, the Manager shall have the right to accept or reject, in its discretion, any proposed Capital Contribution, subject to the terms of this Agreement. All Persons whose Capital Contributions are accepted by the approval of the Manager shall be deemed Members. For purposes of clarification, the Manager's respective Capital Contributions in the form of management services to the Company, as set forth in Exhibit A, is intended to be a Profits Interest and no Capital Account shall be allocated to such Profits Interest on the date of grant, provided, however, the Manager may, at the Manager's election, deem **its compensation in connection with its respective services on the Project (e.g. acting, writing, directing, and producing) as** a Cash Capital Contribution to the extent that the Manager actually contributes, or is deemed to contribute, such compensation to the Company.

SECTION 3.2. ADDITIONAL CONTRIBUTIONS. No Member shall be required to make any additional contribution to the Company. However, upon the approval by the Manager that additional capital is desirable or necessary, any Member may, but shall not be required to, contribute additional capital to the Company on terms and conditions as determined by the Manager, subject to Section 3.1. Upon any Member making an additional contribution to the Company, such Member shall receive a credit to that Member's Capital Account in the amount of the additional Cash Capital Contribution made. If additional Cash Capital Contributions are made by the Members pursuant to this Section 3.2, the respective percentage interests of the Members shall be adjusted to reflect the total or respective contributions of the Members, and Exhibit A will be revised accordingly. Notwithstanding the foregoing, in the case of overages to the Project's budget caused by a Force Majeure event (the "Force Majeure Overage"), the Company shall promptly notify each of the Members of the amount of such Force Majeure Overage (the "Force Majeure Overage Amount"). Each of the Members (other than the Manager) shall, within ten (10) days of receipt of such notification, provide their proportionate share of the Force Majeure Overage Amount to the Company pro rata to their respective interests. Notwithstanding anything to the contrary in this Agreement, all Capital Contributions and all other funds contributed to Company in connection with the Project (collectively, "Contributed Funds") shall be used solely for costs of producing the Project. No Contributed Funds shall be transferred to, advanced or loaned to, or otherwise used for any other project, film, or unrelated purposes without the written consent of the Members.

SECTION 3.3. COMPANY CAPITAL. No Member shall have the right to withdraw, or receive any return of, his, her or its Capital Contribution, and no Capital Contribution may be returned in the form of property other than cash, except as specifically provided herein or in such Member's subscription agreement. No Manager, Officer, agent or employee of the Company shall be personally liable for the return of any portion of the Capital Contribution (or any return thereon) of any Member. The return of such Capital Contribution (or any return thereon) shall be made solely from the Company's assets. No Manager, Officer, agent or employee of the Company shall be required to pay to the Company or to any Member any deficit in the Capital Account of any Member upon dissolution of the Company or otherwise.

SECTION 3.4. NO INTEREST ON CAPITAL CONTRIBUTIONS. Except as expressly provided in this Agreement, no Capital Contribution of any Member shall bear any interest or otherwise entitle the contributing Member to any compensation for use of the contributed capital.

SECTION 3.5. GENERAL RULES FOR ADJUSTMENT OF CAPITAL ACCOUNTS. The Capital Account of each Member shall be:

(a) Increased by:

(i) Such Member's Cash Capital Contributions;
(ii) The agreed fair market value of property contributed by such Member (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code section 752);
(iii) All items of Company income and gain (including income and gain exempt from tax) allocated to such Member pursuant to Article VI or other provisions of this Agreement; and

(b) Decreased by:

(i) The amount of cash distributed to such Member;
(ii) The agreed fair market value of all actual and deemed distributions of property made to such Member pursuant to this Agreement (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to under Code Section 752);
(iii) All items of Company deduction and loss allocated to such Member pursuant to Article IV or other provisions of this Agreement.

SECTION 3.6. SPECIAL RULES WITH RESPECT TO CAPITAL ACCOUNTS. For purposes of computing the balance in a Member's Capital Account, no credit shall be given for any Capital Contribution which such Member is to make until such contribution is actually made.

SECTION 3.7. TRANSFEREE'S CAPITAL ACCOUNT. In the event a Member, or the holder of an Economic Interest, transfers an interest in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest.

SECTION 3.8. RIGHT TO RETURN OF CONTRIBUTIONS. No Member shall be entitled to a return of any capital contributed to the Company, except as expressly provided in this Agreement or in such Member's subscription agreement.

SECTION 3.9. CAPITAL ACCOUNTS. A Capital Account shall be created and maintained by the Company for each Member, in conformance with Regulations section 1.704-1(b)(2)(iv), which shall reflect all Capital Contributions to the Company. Should any member transfer or assign all or any part of his, her,

or its Membership Interest in accordance with this Agreement, the successor shall receive that portion of the Member's Capital Account attributable to the interest assigned or transferred.

SECTION 3.10. FAILURE OF MEMBER TO MAKE CONTRIBUTION. All Members shall make timely payment to the Company of required Capital Contributions. The failure of any Member to make their initial Capital Contribution will render him, her, or it in a default and may result in the loss of the Member's ability to participate in the Company. Further, a Member who is in default may have his, her, or its proportionate interest in the Company diluted, reduced, or even eliminated, depending on the extent and circumstances of the default.

SECTION 3.11. NO PRIORITIES OF MEMBERS; NO WITHDRAWALS OF CAPITAL. Except as otherwise specified in Article IV and/or in the LLC Act and/or Exhibit C of this Agreement, no Member shall have a priority over any other Member as to any Distribution, whether by way of return of capital or by way of Profits, or as to any allocation of Profits. No Member shall have the right to withdraw or reduce his, her, or its Capital Contributions in the Company except as otherwise provided by the LLC Act.

SECTION 3.12. PURPOSE OF CAPITAL CONTRIBUTION. Each Member (including any Person who becomes a Member after formation pursuant to Article IV or by operation of the LLC Act) hereby represents that he, she or it is acquiring his, her or its interest for investment purposes only and not with a view to the distribution thereof. Any transfer of an interest shall be made by a Member only in accordance with this Agreement, the LLC Act and applicable federal and state securities laws.

ARTICLE IV
MEMBERS

SECTION 4.1. LIMITATIONS. Other than as set forth in this Agreement, the Members (other than a Member who is also a Manager) shall not participate in the management or control of the Company's business, nor shall they transact any business for the Company, nor shall they have the power to act for or bind the Company, said powers being vested solely and exclusively in the Manager.

SECTION 4.2. LIMITATION OF LIABILITY. No Member shall be personally liable for the debts, obligations, liabilities, or judgments of the Company solely by virtue of his, her, or its membership in the Company, except as expressly set forth in this Agreement or as required by law.

SECTION 4.3. ADDITIONAL MEMBERS. Additional Members may be admitted to the Company only if approved by the Manager, subject to the other terms of this Agreement, and the Members' Percentage Interest shall be diluted in accordance with the terms hereof (each an "Additional Member"). Each Additional Member's Capital Account balance shall initially equal the amount of cash, or the value of any property, contributed by such Member and, if no cash or property is contributed to the Company by such Member, such Additional Member's Capital Account balance shall initially be zero. Each Additional Member shall execute such documentation as is required by the Manager pursuant to which such Additional Member agrees to be bound by the terms and provisions of this Agreement. Exhibit A shall be amended to include the name, present mailing address, taxpayer identification number, and Percentage Interest of any additional Members.

SECTION 4.4. TRANSACTIONS WITH COMPANY. A Member may lend money to and transact business with the Company, subject to any limitations contained in this Agreement or in the LLC Act. To the extent permitted by applicable laws, such Member shall be treated like any other Person with respect to transactions with the Company, and such loan shall be separate and distinct from Capital Contributions.

SECTION 4.5. COMPANY IS MANAGER-MANAGED. It is the intent of the Members of this Company that this Company is manager-managed and the Manager shall participate actively in the management of the Company and act as the agent of the Company, except as limited by the provisions contained in Article V.

SECTION 4.6. MEETINGS OF MEMBERS. If and when the Manager shall determine, meetings of Members may be called and when called shall be governed by the provisions of the LLC Act; provided, however, that this reference to the LLC Act or any other provision of this Agreement shall not be interpreted to require that meetings of the Members be held, it being the intent of the Members that meetings of the Members are not required. Members may participate in any meeting through the use of conference telephones or similar communications equipment as long as all Members participating can hear one another. A Member so participating is deemed to be present in person at the meeting. Any action which may be taken by the Members at a meeting may also be taken without a meeting, if a consent in writing setting forth the action so taken is signed by all of the Members. The approval of the designated representative of a Member with respect to any action to be taken by the Company shall constitute the approval of such Member. Each Member shall notify the Manager in writing of its designated representative. Any Member may change its designated representative by written notice to the Manager.

SECTION 4.7. OTHER BUSINESS. Notwithstanding the existence of this Agreement, the Members, the Manager, and any Affiliate of the Members and/or Manager, may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others, without having or incurring any obligation to offer any interest in such activities to the Company or any other Member. The Manager may engage in any other business activities of the same or similar nature to the business of the Company. Neither this Agreement nor any activity undertaken pursuant to it shall prevent the Manager from engaging in such activities. As a material part of the consideration for the Manager's execution of this Agreement and the admission of the Members, the Members hereby waive, relinquish and renounce any such right or claim of participation.

SECTION 4.8. WITHDRAWAL. A Member shall not resign or withdraw as a Member without the approval of the Manager.

SECTION 4.9. ADMISSION OF NEW MEMBERS. After the formation of the Company, any Person may become a Member of the Company upon approval of the Manager, subject to Sections 3.1, 3.2 and 4.3 and the delivery of a counterpart signature page or joinder to this Agreement that has been duly executed and delivered to the Company and any other documentation required by the **Manager**, pursuant to which such Person shall become a party to and bound by this Agreement.

SECTION 4.10. RIGHTS OF MEMBERS AND NON-MEMBERS. Upon the request of a Member or a holder of an Economic Interest who is not a Member, for purposes reasonably related to the interest of that Person, the Company shall promptly deliver to the Member or holder of an Economic Interest, at the expense of the Company, a copy of this Agreement and a copy of the information listed in this Agreement.

SECTION 4.10A. STATUS OF RECOUPMENT POSITION HOLDERS. Recoupment Position Holders are not Members, do not hold Membership Interests or Economic Interests, and shall not be entitled to (a) vote on any matter, (b) participate in the management or control of the Company's business, (c) receive any information concerning the business and affairs of the Company except as expressly provided in their respective agreements with the Company, (d) bring any action derivatively on behalf of the Company, or (e)

exercise any right or remedy available to Members under this Agreement or the LLC Act. The Company may, in its sole discretion, provide periodic distribution statements to Recoupment Position Holders.

SECTION 4.11. LIMITATION ON EXPOSING MEMBER TO PERSONAL LIABILITY. Neither the Company nor the Manager, nor any or all Members may take any action that will have the effect of exposing any Member to personal liability for the obligations of the Company, without first obtaining the prior written consent of such Member.

SECTION 4.12. OWNERSHIP OF INTELLECTUAL PROPERTY; WORK MADE FOR HIRE. If a Member or Manager is providing services to the Company, then, except as may be expressly set forth in this Agreement or any other agreement in writing duly executed by the Company, and, as between each Member or Manager and the Company, the Company shall own all right, title and interest in and to all intellectual property developed by or on behalf of, the Company in connection with such services. Without limitation of the foregoing, each Member's services of every kind under this Agreement, together with the results and proceeds thereof (collectively, as to each Member, the "Work"), shall from the moment of creation be considered "work-made-for-hire" as such term is used in the United States Copyright Act. Accordingly, the Company shall be considered the author and, at all stages of completion, the sole and exclusive owner of the Work and all right, title and interest therein ("Rights"). The Rights shall include all copyrights, trademarks and any and all other ownership and exploitation rights in the Work now or hereafter recognized in any and all territories and jurisdictions, including the right to exploit the Work throughout the universe in perpetuity in all media, markets and languages, and in any manner, now known or hereafter devised. If under any applicable law the fact that the Work is a work-made-for- hire is not effective to vest authorship and ownership of the Work and all rights therein in the Company, then to the fullest extent allowable and for the full term of protection otherwise accorded to the Company under such applicable law (including any and all renewals, extensions and revivals thereof), each Member hereby assigns and transfers to the Company the Rights and, in connection therewith, any and all right, title and interest of such Member in any of the Company's works now or hereafter created containing the Work. The Members hereby grant the Company the right to change, add to, take from, translate, reformat or reprocess the Work in any manner the Company may determine in its sole discretion. To the fullest extent allowable under any applicable law, the Members hereby irrevocably waive or assign to the Company any and all so-called "moral rights" or "droits moral". The Company shall have the sole and absolute right to copyright the Work as copyright author and proprietor thereof and to obtain renewals of such copyright and such other protection as the Company may deem necessary.

ARTICLE V
MANAGEMENT BY THE MANAGER

SECTION 5.1. COMPANY IS MANAGER-MANAGED. The Company shall be managed by its Manager as set forth in Exhibit B, who may also be a Member for the Period of Duration of the Company. Subject to the general approval items set forth in Section 5.3 below, the Manager shall have exclusive control and complete decision-making authority over all aspects of the Project, including (but not limited to), development, pre-production, production, post-production, exhibition, distribution or other exploitation of the Project and the Project Rights (which, for the avoidance of doubt, such Project Rights shall include the Subsequent Production Rights), pay, distribute, collect, receive and manage any funds with respect to the Project, and approval rights over the final cut of the Project (subject to any third party rights and/or agreements). The Manager shall also have full and complete authority and discretion to make all business management decisions including, without limitation, the right to borrow money and pledge and encumber the assets of the Company (including as further set forth in Exhibit C hereof), collect all sums due to and pay all obligations due by the Company, employ agents, employees, Manager, accountants, attorneys, consultants,

and other persons as may be necessary, compromise obligations or claims against the Company, pay all taxes, charges and assessments and just debts of the Company, enter into contracts on behalf of the Company, including signing authority on all bank accounts, make tax elections as may be necessary or desirable in its judgment, compromise litigation or claims, engage in arbitration or litigation, create reserves and withdraw funds therefrom, and exercise any and all other powers usual or necessary to carry on all of the business affairs of the Company. The Manager shall preside at all meetings of the Members. Subject to the terms and conditions of this Agreement, the Manager shall have the authority to execute any document or instrument on behalf of the Company. The Manager shall also have the right to allocate profit participation ("Profit Participation") to third parties providing rights, monies or services on, or to, the Project, which such Profit Participation shall be allocated as set forth in **Exhibit C** hereof. For purposes of clarification, a Manager may be accorded Profit Participation pursuant to the terms of such Manager's service agreement (e.g. a director agreement, producer agreement, etc.).

SECTION 5.2. OFFICERS OF THE COMPANY. The Manager may, at the Manager's discretion and in accordance with Section 5.1 of this Agreement, appoint Officers of the Company at any time to conduct, or to assist the Manager in the conduct of, the day-to-day business and affairs of the Company. The Officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an Officer under any contract of employment between the Company and Officer, if any, separate from this Agreement. An individual may hold a number of offices. The Officers shall exercise such powers and perform such duties as are typically exercised by similarly titled officers in a corporation and as shall be determined from time to time by the Manager in accordance with Section 5.1 of this Agreement, but subject in all instances to the supervision and control of the Manager in accordance with Section 5.1 of this Agreement, and the terms of this Agreement.

(a) *Signing Authority of Officers*. Subject to the terms of this Agreement, the appointed Officers shall have such authority to sign documents on behalf of the Company as may be delegated to them by the Manager, if any.

(b) *Acts of Officers as Conclusive Evidence of Authority*. Any note, mortgage, deed of trust, evidence of indebtedness, contract, certificate, statement, conveyance or other instrument or obligation in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the appropriate Officer is not invalidated as to the Company by any lack of authority of the signing officers in the absence of actual knowledge on the part of the other Person that the signing officers had no authority to execute the same.

SECTION 5.3. GENERAL APPROVAL ITEMS. Notwithstanding anything to the contrary in this Agreement, the following actions shall require the written consent of the Majority Interest, subject to Section 12.12 (including its applicable signature requirements) with respect to any amendment to this Agreement or the Articles of Organization:

(a) The approval of a sale, transfer, exchange, assignment, or other disposition of all or any part of a Member's Percentage Interest (excluding the right to assign the "Net Proceeds" (as defined in Exhibit C) based on such Percentage Interest) in the Company and admission of the assignee as a Member of the Company, subject to Article VII;

(b) The sale, assignment, transfer, exchange, or other disposition of the Project, any Project Rights, or all or substantially all of the Company's assets, whether occurring as a single transaction or as a series of transactions; provided however, that the foregoing shall not include (i) a distribution or license agreement entered into in the ordinary course of the Company's business that is customary in the entertainment industry in connection with the Project, the Project Rights and/or the Subsequent Production Rights, including, but not limited to, producer representation agreements, so long as such agreement does not transfer ownership of the Project or any Project Rights or constitute a disposition of all or substantially all of Company's assets, or (ii) any action that is part of the orderly liquidation and winding up of the Company's affairs upon the dissolution of the Company;

(c) The merger of the Company with another limited liability company, a corporation, partnership or other entity;

(d) Any voluntary dissolution, liquidation, or winding-up of the Company or other discontinuance of the business of the Company;

(e) The conversion of the Company into another form of business entity; or

(f) Any amendment to this Agreement, except as set forth in Section 12.12, including its applicable signature requirements;

SECTION 5.4. LIMITATION ON EXPOSING MANAGER TO PERSONAL LIABILITY. Neither the Company nor any Member may take any action that will have the effect of exposing the Manager of the Company to personal liability for the obligations of the Company, without first obtaining the written consent of such Manager.

SECTION 5.5. COMPENSATION OF MANAGER. The Manager may hold a Membership Interest in the Company through one or more entities. In addition to such equity interests, the Manager (individually or through companies through which it furnishes services) will be compensated pursuant to specific service agreements with the Company for services provided to the Company, including in connection with the production of the Project, e.g. directing, producing, writing services, etc. The Manager shall be entitled to reimbursement for the actual cost of goods and services provided to the Company, subject to the availability of funds in the Reserve. The Members acknowledge that because Manager is a Member of the Company, the compensation payable pursuant to this Section 5.5 may be treated as guaranteed payments for federal income tax purposes under Section 707(c) of the Code.

SECTION 5.6. FIDUCIARY DUTIES.

(a) To the extent that, at law or in equity, any Manager has duties (including fiduciary duties) to the Company or to any other Person that is a party to or is otherwise bound by this Agreement, such Manager's duties are hereby eliminated in their entirety; provided, that this Agreement does not eliminate the implied contractual covenant of good faith and fair dealing.

(b) Any and all liabilities for breach of contract and breach of duties (including fiduciary duties) of the Manager to the Company or to any other Person that is a party to or is otherwise bound by this Agreement are hereby eliminated in their entirety; provided, that this Agreement does not limit or eliminate liability for any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing.

(c) Whenever in this Agreement the Manager is permitted or required to make a decision (i) in its "sole discretion" or under a grant of similar authority or latitude, the Manager or their respective designees, as the case may be, shall be entitled to consider all interests and factors as they deem appropriate, and (ii) in its "good faith" or "good faith discretion" or "reasonable discretion" or under another expressed standard, the Manager or their respective designees, as the case may be, shall act under this express standard and shall not be subject to any other or different standard imposed by this Agreement or any other agreement contemplated herein.

SECTION 5.7. LIABILITY FOR ACTS AND OMISSIONS. As long as the Manager acts in accordance with Section 5.6, the Manager shall not incur liability to any other Member or to the Company for any act or omission which occurs while in the performance of services for the Company.

SECTION 5.8. RESIGNATION. The Manager may withdraw upon giving prior notice to the Members. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective. Any withdrawal shall be without prejudice to the rights, if any, of such Manager under such Manager's respective services agreement (including, without limitation, in connection with any credit and/or compensation provisions set forth therein, in accordance with the terms thereof). Additionally, the withdrawing Manager shall not retain any Percentage Interest as set forth in Exhibit A. Upon the effectiveness of such withdrawal, the Members may, with the prior written consent of the withdrawing Manager (or, in the event the Manager is no longer able to provide such consent, by unanimous consent of the Members), elect a successor Manager to continue the business of the Company.

SECTION 5.9. INCAPACITY OR DEATH OF A MANAGER. In the event of the incapacity/permanent disability, or death of the Manager (or principal of the Manager, as applicable), a new Manager may be named by unanimous consent of the Members; however, the incapacitated/deceased Manager (or such Manager's heirs or successor) shall retain such Manager's Economic Interest, if any.

SECTION 5.9A. REMOVAL OF MANAGER. The Manager may not be removed by the Members except with the prior written consent of the Manager.

SECTION 5.10. CONFLICTS OF INTEREST. The Manager is hereby expressly authorized to enter into agreements with one or more partners, members, shareholders or Affiliates of such Manager, in connection with the Company's business, provided that such agreements are entered into in good faith and on terms no less favorable to the Company than if the other party were unrelated and at arm's length and for fair value. In addition, if a Manager provides a loan to Company, such Manager may charge interest to Company as the Manager may determine in their own discretion.

SECTION 5.11. EXPENSE REIMBURSEMENT. The Company shall reimburse the Manager for any expense paid by the Manager that properly is to be borne by the Company, as approved from time to time by the Manager. Reimbursements will be made subject to the availability of funds in the Reserve. Such expense reimbursement shall be non-auditable.

SECTION 5.12. LOANS/DEBT FINANCING. The Manager may borrow funds, take on debt and/or participate in crowdfunding to enable the Company to conduct its business and may secure these loans and/or debt financing (which may include, without limitation, premium return and/or default penalty) with the assets and income of the Company and/or such loans and/or debt financing may be without recourse. For purposes of clarification, any lenders providing such loans and/or debt financing may have a security interest in the assets and income of the Company.

SECTION 5.13. TAX CREDIT. The Manager may apply for any applicable tax credit(s) or incentive in connection with the Project (collectively, "Tax Incentives"), which such Tax Incentives may, at the Manager's sole direction be (a) used to offset the budget of the Project or lent against, and/or (b) deemed Company Gross Revenue.

SECTION 5.14. GRANTS/DONATIONS. The Manager may apply for, and accept, grants and/or donations through fiscal sponsors and/or other third-party sources, for purposes of offsetting the budget for the Project and/or conducting the Company's business (collectively, "Grants"), provided that any such Grants shall not (a) dilute any Member's Percentage Interest; (b) be deemed Company Gross Revenue (and there shall be no double deductions from Company Gross Revenue respecting any such Grants); and/or (c) otherwise affect the distribution of revenues set forth in Exhibit C.

ARTICLE VI
DISTRIBUTION OF REVENUE

SECTION 6.1. DISTRIBUTIONS. Distributions of Company Gross Revenue shall be distributed to the Members and Recoupment Position Holders as set forth in Exhibit C. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members or Recoupment Position Holders from the Company shall be treated as amounts distributed to the relevant Members or Recoupment Position Holders pursuant to this Section 6.1. Notwithstanding anything to the contrary herein, the Company may, but shall not have the obligation to, set up a collection account for the distribution of Company Gross Revenue, at the Manager's sole discretion.

SECTION 6.1A. DISTRIBUTIONS TO RECOUPMENT POSITION HOLDERS. Prior to distributions to Members under Section 6.1, but after satisfaction of items (1) through (6) in Exhibit C, the Company shall distribute to Recoupment Position Holders, on a pro rata pari passu basis, an amount equal to the agreed return multiple (if any) of the capital amount contributed by such Recoupment Position Holder (the "Recoupment Amount"). For the avoidance of doubt, Recoupment Position Holders are not Members, do not hold Membership Interests or Economic Interests, and have no voting, consent, governance, or information rights under this Agreement or the LLC Act.

SECTION 6.2. ALLOCATIONS. Subject to Section 6.3, for financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Manager. Except as otherwise provided in this Agreement, the Company's net profits or net losses for each fiscal period of the Company shall be allocated to the Members in such a manner that, at the end of such fiscal period, the Capital Account of each Member is, as nearly as possible, equal (proportionately) to the amount which would have been distributed to such Member pursuant to a hypothetical liquidation. For this purpose, a hypothetical liquidation means that all assets of the Company are disposed of in a taxable disposition for the "book" value of such assets (but in the case of assets subject to the rules governing minimum gain chargeback or partner nonrecourse debt minimum gain chargeback, such provisions would apply), the debts of the Company are paid, and the remaining amounts are distributed to the Members pursuant to Section 6.1 in accordance with Exhibit C. If for any fiscal period, such an allocation of net profits or net losses does not permit the Capital Accounts of Members to be made to equal the amount which would have been distributed to Members pursuant to a hypothetical liquidation, then instead of allocating net profits or net losses, a pro rata share of individual items of gross income, gain, loss or deduction (which were the components of net profits and net losses) shall be allocated among the Members in such a manner that, at the end of such fiscal period, the Capital Account of each Member shall, to the extent possible, equal the amount which would have been distributed to such Member pursuant to a hypothetical liquidation.

SECTION 6.3. SPECIAL ALLOCATIONS.

(a) *Qualified Income Offset*. In the event any Member, in such capacity, unexpectedly receives any adjustments, allocations or distributions described in 1.704-1(b)(2)(ii)(d)(4) (regarding depletion deductions) of the Code and applicable Regulations, 1.704-1(b)(2)(ii)(d)(5) (regarding certain mandatory allocations under Regulations regarding family partnerships, the so-called varying interest rules, or certain in-kind distributions), or 1.704-1(b)(2)(ii)(d)(6) (regarding certain distributions, to the extent they exceed certain expected offsetting increases in a Member's Capital Account), items of Company income and gain shall be specially allocated to such Members in an amount and a manner sufficient to eliminate, as quickly as possible, the deficit balances in the Member's Capital Account created by such adjustments, allocations or distributions. Any special allocations of items of income or gain pursuant to this subsection (a) shall be taken into account in computing subsequent allocations of Profits pursuant to this Article VI, so that the net amount of any items

so allocated and the Profits or other items allocated to each Member pursuant to this Article VI shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to this Article VI as if such unexpected adjustments, allocations or distributions had not occurred.

(b) *Section 704(c) Allocations*. In accordance with Section 704(c) of the Code and the applicable Regulations issued thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value. In the event the book value of any Company property is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for federal income tax purposes and its fair market value in the same manner as under Section 704(c) of the Code and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager, in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this subsection (b) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, other items, or Distributions pursuant to any provision of this Agreement.

(c) The Members shall make such other special allocations as are required in order to comply with any mandatory provision of the applicable Regulations or to reflect a Member's Economic Interest in the Company determined with reference to such Member's right to receive Distributions from the Company and such Member's obligation, if any, to pay any expenses or liabilities.

(d) The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their share of Company income and loss for income tax purposes.

SECTION 6.4. ALLOCATION OF TAX ITEMS. Except as otherwise required by applicable law, every item of income, gain, deduction, or loss shall be allocated among the Members in accordance with book items pursuant to Section 6.2.

SECTION 6.5. COMPLIANCE WITH THE CODE AND REGULATIONS. The Company intends to comply with the Code and all applicable Regulations, including, without limitation, the minimum gain chargeback requirements, and intends that the provisions of this Article be interpreted consistently with that intent.

ARTICLE VII
TRANSFERS OF MEMBERSHIP

SECTION 7.1. RESTRICTION ON TRANSFERABILITY OF MEMBERSHIP INTERESTS. No Member may, directly or indirectly, sell, assign, pledge or in any manner dispose of or create or suffer the creation of a security interest in or any encumbrance on all or a portion of its Economic Interest or Membership Interest (the commission of any such act being referred to as a "Transfer") except in accordance with the terms and conditions set forth in this Article VII. In entering into this Agreement, each of the Members acknowledge the reasonableness of this restriction, which is intended to further the purposes of the Company and the relationships between or among the Members. Notwithstanding the foregoing, (a) transfers of Membership Interests to a trust solely for estate planning purposes, and (b) transfers of Membership Interests by the Manager to a winner of the Future Vision XPRIZE contest (or such winner's designee) pursuant to the terms and conditions of such contest (an "XPRIZE Transfer"), shall not be subject to the restrictions set forth herein except as otherwise required by law or any applicable contest rules.

SECTION 7.2. PERMITTED TRANSFERS. A Member may not Transfer all or any portion of its Membership Interest without the consent of the Manager. Notwithstanding the foregoing, (a) an XPRIZE Transfer shall be permitted without any additional consent or approval, subject to the transferee's execution of a joinder to this Agreement, and (b) a Member who wishes to Transfer all or any part of his, her, or its Membership Interest or Economic Interest in the Company (other than pursuant to an XPRIZE Transfer) shall only have the right to Transfer such Membership Interest or Economic Interest back to the Company at a price equal to 100% of the Transferor's interest (less any Distributions made to such Member).

SECTION 7.3. TRANSFERS NOT IN COMPLIANCE WITH THIS AGREEMENT. Any transfer not in compliance with the provisions of Section 7.2 or any other provision of this Agreement shall be null and void and have no force or effect.

SECTION 7.4. NO RELEASE OF LIABILITY. Any Member or departing Member whose interest in the Company is sold pursuant to Article VII is not relieved thereby of any liability he, she, or it may owe the Company, if any.

ARTICLE VIII
BOOKS, RECORDS, AND REPORTING

SECTION 8.1. BOOKS AND RECORDS. The Company shall maintain at its principal place of business the following books and records:

(a) A current list of the full name and last known business or residence address of each Member together with the Capital Contribution, Capital Account, and Percentage Interest of each Member;

(b) A copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any amendments thereto were executed;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d) A copy of this Agreement and any amendments hereto, together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments hereto were executed;

(e) Copies of the Company's financial statements, if any, for the six (6) most recent Fiscal Years;

(f) The books and records of the Company as they relate to its internal affairs for at least the current and past four (4) Fiscal Years; and

(g) True and correct copies of all relevant documents and records indicating the amount, cost, and value of all of the property and assets of the Company.

SECTION 8.2. ACCOUNTING METHODS. The books and records of the Company shall be maintained in accordance with the accounting methods utilized for federal income tax purposes.

SECTION 8.3. REPORTS. The Company shall cause to be prepared and filed in a timely manner all reports and documents required by any governmental agency. The Company shall cause to be prepared at least annually all information concerning the Company's operations that is required by the Members for the preparation of their federal and state tax returns. The Company shall send to each Member within ninety (90) days of the conclusion of the taxable year:

(a) All information concerning the Company's operations necessary to the preparation of the Member's individual federal and state income tax or information returns; and

(b) A copy of the Company's federal, state, and local income tax or information returns for the taxable year.

SECTION 8.4. INSPECTION RIGHTS. For purposes reasonably related to their Membership Interests in the Company, all Members shall have the right to inspect and copy the books and records of the Company during normal business hours, upon reasonable request. The Company shall provide Members with copies of all records and documents to which Members are entitled under the LLC Act.

SECTION 8.5. BANK ACCOUNTS. Manager shall maintain all of the funds of the Company in a bank account in the name of the Company, at a depository institution, as Manager shall determine in accordance with Section 5.1 of this Agreement. Manager shall not permit the funds of the Company to be commingled in any manner with the funds or accounts of any other Person. Each principal of Manager (i.e., Tyler Donahue and Ken Machida) acting alone, may endorse checks, drafts, or other evidence of indebtedness to the Company for the sole purpose of depositing them in the Company accounts.

SECTION 8.6. PARTNERSHIP REPRESENTATIVE.

(a) *Generally*. The Company designates Manager as the "partnership representative" (within the meaning of Code Section 6223) (and, to the extent any applicable state or local jurisdiction has not conformed to the Partnership Tax Audit Rules, the "tax matters partner" as defined in Code section 6231) (the "*Partnership Representative*") to represent the Company, at the Company's expense, in all examinations of the Company's affairs by taxing authorities and to expend Company monies to obtain necessary professional services in connection with such examinations, but retains the right to make such a designation by amendment to this Agreement, in the manner provided in this Agreement for amendments.

(b) *Company-Level Taxes*. In any case where an adjustment of Company taxable income, gain, loss, deduction or credit for a Reviewed Year results in the payment of taxes, penalties or interest by the Company as required by Code Section 6221(a) or applicable state or local law (or by the Members in a later year if the Company ceases to exist or is deemed to cease to exist as prescribed by Regulations promulgated under Code Section 6241(7) or applicable state or local law) (in either case, "*Company Level Taxes*"), it is intended that the Members and the former Members shall bear the economic responsibility for the payment of the taxes, penalties and interest paid by the Company in the same manner (to the maximum extent possible) in which such adjustments would have been borne had the Company elected out under Code Section 6221(b) for the Reviewed Year, bearing such taxes, penalties and interest to reflect the tax liability of one or more Members with respect to such Members' Membership Interests in the "Adjustment Year (as such term is defined in Code Section 6225(d)). In accordance therewith, (a) each Member agrees that it shall promptly pay to (and indemnify) the Company and/or the other Members and former Members for such Member's share of the Company Level Taxes with respect to the Reviewed Year (including any expenses associated with such Company Level Taxes), as determined by the Partnership Representative in accordance with the prior sentence in its reasonable discretion and thereafter (b) any remaining Company Level Taxes that are attributable to Membership Interests, as determined by the Partnership Representative in its reasonable discretion, shall be treated for all purposes of this Agreement, as advances against and will reduce, distributions otherwise due with respect to such Membership Interests under this Agreement.

(c) *Application*. In this Section 8.6, any references to Code Sections refer to those Code Sections under the Partnership Tax Audit Rules, and any references to Members include former Members of the Company as well as holders of economic interests in the Company. Further, the obligations and responsibilities of each Member under this Section 8.6 shall survive each Member's withdrawal from the Company and/or the termination, dissolution, liquidation, and winding up of the Company, including but not limited to pursuant to the Regulations promulgated under Code Section 6241(7) or applicable state or local law.

ARTICLE IX
TERMINATION AND DISSOLUTION

SECTION 9.1. DISSOLUTION. The Company shall be dissolved upon the occurrence of any of the following events:

(a) When the Period of Duration of the Company expires;

(b) By the written approval of the Majority Interest to dissolve the Company;

(c) The sale or other disposition of substantially all of Company's assets;

(d) Entry of a decree of judicial dissolution under the LLC Act;

(e) Bankruptcy of the Company;

(f) Dissolution Event; or

(g) In the event that a CAM Agreement distribution that pays Members directly is established, and Members are recouped.

SECTION 9.2. CERTIFICATE OF DISSOLUTION AND/OR CANCELLATION. As soon as possible after the occurrence of any of the events specified in Section 9.1 above, the Company shall file a Certificate of Dissolution and/or Cancellation in such form as prescribed by the Secretary of State of Delaware.

SECTION 9.3. CONDUCT OF BUSINESS. Upon the filing of the Certificate of Dissolution and/or Cancellation with the Secretary of State of Delaware, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business. The dissolved Company continues to exist pursuant to the LLC Act for the purpose of winding up its affairs, prosecuting and defending actions by or against it in order to collect and discharge obligations, disposing of and conveying its property, and collecting and dividing its assets.

SECTION 9.4. DISTRIBUTION UPON DISSOLUTION. Upon a determination to dissolve the Company, the Manager shall take full account of the Company's assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining their fair value, or, if the assets cannot be sold, they shall be valued and distributed in kind, and shall apply and distribute the proceeds or assets in accordance with Section 9.5 below, as applicable.

SECTION 9.5. DISTRIBUTION OF COMPANY GROSS REVENUE. The Members shall continue to divide Company Gross Revenue and available funds during the winding-up period in the same manner and the same priorities as provided for in Articles III and VI hereof. The proceeds from the liquidation of property shall be applied in the following order:

(a) First, to pay the costs and expenses of the winding up, liquidation and termination of the Company;

(b) Second, to the payment of creditors, in the order of priority as provided by law, except to the Members on account of their Capital Contributions;

(c) Third, to the payment of loans or advances that may have been made by any of the Members or their Principals for working capital or other requirements of the Company, except to Members on account of their Capital Contributions;

(d) Fourth, to the Members in accordance with Section 6.1. Where the Distribution pursuant to this Section 9.5 consists both of cash (or cash equivalents) and non-cash assets, the cash (or cash equivalents) shall first be distributed, in a descending order, to fully satisfy each category starting with Section 9.5(a) above and in accordance with Exhibit C. In the case of non-cash assets, the distribution values are to be based on the fair market value thereof as determined in good faith by the liquidator, and the shortest maturity portion of such non-cash assets (*e.g.,* notes or other indebtedness) shall, to the extent such non-cash assets are readily divisible, be distributed, in a descending order, to fully satisfy each category above, starting with the most preferred category.

(e) After determining that all known debts and liabilities of the Company in the process of winding up have been paid or provided for, including, without limitation, debts and liabilities to Members who are

creditors of the Company, the remaining assets shall be distributed among the Members in accordance with their Positive Capital Account balances, after taking into consideration the profit and loss allocations made pursuant to Article VI. Members shall not be required to restore Negative Capital Account Balances.

SECTION 9.6. WINDING UP AND DISSOLUTION. If the Company is dissolved, the Manager shall wind up the Company's affairs, including the selling of all of the Company's assets and the provision of written notification to all of the Company's creditors of the commencement of dissolution proceedings.

SECTION 9.7. MEMBERS' RECEIPT OF PAYMENT. Except as otherwise provided in this Agreement, or by the LLC Act, the Members are entitled to payment of their Capital Account balances only from the Company and are not entitled to recover their Positive Capital Account balance or share of Profits from any individual Members, except as provided in Article VI. Company property is the sole source for the payment of any debts or liabilities owed by the Company. Any return of Capital Contributions or liquidation amounts to the Members will be satisfied only to the extent that the Company has adequate assets. If the Company does not have adequate assets to return the Capital Contributions, the Members will not have any recourse against the Company or any other Members, except to the extent that other Members may have outstanding debts or obligations owing to the Company.

SECTION 9.8. DISPOSITION OF THE PROJECT. Notwithstanding the terms of Section 9.4, it is understood and agreed that upon dissolution of the Company, if all the rights in the Project and/or its underlying property (to the extent owned by the Company) have not been disposed of by the Company prior to such dissolution, then any and all copyrights and copyright rights ancillary thereto of the Company in and to the Project and/or its underlying property (to the extent owned by the Company) shall automatically be transferred to the Manager, unless otherwise specified in this Agreement or any other agreement in connection with the Project, and the Manager shall assume all responsibility and obligations (including repayment obligations to the Members and disbursement of Profit Participations to third parties) in connection with the Project. In furtherance thereof, the Manager shall promptly execute all necessary and proper assignments and/or other documents to effectuate said transfer.

ARTICLE X
INDEMNIFICATION

SECTION 10.1. INDEMNIFICATION.

(a) The Company shall indemnify and hold harmless each of the Members, Manager, and each of their respective officers, directors, shareholders, partners, members, trustees, beneficiaries, employees, agents, heirs, assigns, successors-in-interest and Affiliates, (each an, "Indemnified Person") from and against any and all losses, damages, liabilities and expenses, (including costs and reasonable attorneys' fees), judgments, fines, settlements and other amounts (collectively "Liabilities") reasonably incurred by any such Indemnified Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative and whether threatened, pending or completed (collectively a "Proceeding"), in which any such Indemnified Person may be involved, or with which any such Indemnified Person may be threatened, with respect to or arising out of any act performed by the Indemnified Person or any omission or failure to act if (i) the performance of the act or the omission or failure was done in good faith and within the scope of the authority conferred upon the Indemnified Person by this Agreement or by the LLC Act, except for acts of willful misconduct, gross negligence or reckless disregard of duty, acts which constitute a material breach of this Agreement from which such Indemnified Person derived an improper personal benefit, or (ii) a court of competent jurisdiction determines upon application that, in view of all of the circumstances, the Indemnified Person is fairly and reasonably entitled to indemnification from the Company for such liabilities as such court may deem proper. The Company's

indemnification obligations hereunder shall apply not only with respect to any Proceeding brought by the Company, or a Member, but also with respect to any Proceeding brought by a third party. For purposes of clarification, the indemnification obligation shall not apply in a Proceeding brought by the Company against the Indemnified Person or the Indemnified Person against the Company.

(b) Each Member shall and does hereby agree to indemnify and save harmless the Company, the Manager, the Company's Affiliates, counsel and consultants, officers, assigns, etc. and each other Member, their officers, assigns, etc. from any and all liabilities resulting from (i) a breach by such Member of any of the warranties and representations contained in this Agreement made by such Member; (ii) the untruth of any of the warranties and representations contained herein; and (iii) any claims arising from any third party that such Member has contracted with in connection with the Project. If such warranties and representations either are breached or are not true, the Member who breached such warranties and/or representations, shall, at the election of the Majority Interest, be subject to a rescission of such Member's rights or interests in the Company.

SECTION 10.2. CONTRACT RIGHT; EXPENSES. The right to indemnification conferred in Section 10.1(a) shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnified Person in defending any such Proceeding in advance of its final disposition; provided, however, that, if the LLC Act so requires, the payment of such expenses in advance of the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the Indemnified Person, to repay all amounts so advanced if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified under Section 10.1(a) or otherwise.

SECTION 10.3. INDEMNIFICATION OF OFFICERS AND EMPLOYEES. The Company may, to the extent authorized from time to time by the Majority Interest, grant rights to indemnification and to advancement of expenses to any Officer, employee, or agent of the Company to the fullest extent of Sections 10.1(a) and 10.2.

SECTION 10.4. LIABILITY INSURANCE. The Company may, but is not obligated to, purchase and maintain insurance, at the Company's expense, against any liability that may be asserted against, or any expense that may incurred by the Company. In the event insurance coverage is purchased, such policy may include or combine assets owned by separate and unrelated companies managed by the Manager. In such event, the Company's coverage hereunder may be limited or reduced. Such policy may also add the Manager as an additional insured for not only its management services hereunder but outside general operations as well.

SECTION 10.5. ASSETS OF THE COMPANY. Any indemnification under Section 10.1 shall be satisfied solely out of the assets of the Company. No Member shall be subject to personal liability or required to fund or to cause to be funded any obligation by reason of these indemnification provisions.

ARTICLE XI
INVESTMENT REPRESENTATIONS

SECTION 11.1. REPRESENTATIONS BY THE NON-MANAGING MEMBERS. AS A MATERIAL INDUCEMENT TO THE COMPANY TO SELL THE MEMBERSHIP INTEREST TO THE NON-MANAGING MEMBER, EACH NON-MANAGING MEMBER REPRESENTS AND WARRANTS TO THE COMPANY AND THE OTHER MEMBERS AS FOLLOWS, AND ACKNOWLEDGES THAT BY SIGNING THIS AGREEMENT OR A SUBSCRIPTION AGREEMENT, HE, SHE OR IT HAS READ AND UNDERSTANDS THE FOLLOWING:

(a) Investment Purpose. THE NON-MANAGING MEMBER IS ACQUIRING THE MEMBERSHIP INTEREST FOR HIS, HER OR ITS OWN ACCOUNT, NOT AS AN AGENT OR NOMINEE, AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF IN VIOLATION OF APPLICABLE SECURITIES LAWS. THE NON-MANAGING MEMBER FURTHER REPRESENTS THAT HE/SHE/IT DOES NOT HAVE ANY PRESENT CONTRACT, UNDERTAKING, UNDERSTANDING OR ARRANGEMENT WITH ANY PERSON TO SELL, TRANSFER OR GRANT PARTICIPATIONS TO SUCH PERSONS OR ANY THIRD PERSON, WITH RESPECT TO THE MEMBERSHIP INTEREST.

(b) Accredited or Sophisticated Investor Status. THE NON-MANAGING MEMBER REPRESENTS AND WARRANTS THAT SUCH NON-MANAGING MEMBER IS EITHER (I) AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR (II) A “SOPHISTICATED INVESTOR” WHO HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT HE, SHE, OR IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF ACQUIRING THE MEMBERSHIP INTERESTS

(c) Reliance on Exemptions. THE NON-MANAGING MEMBER UNDERSTANDS THAT THE MEMBERSHIP INTERESTS ARE BEING OFFERED AND SOLD TO HIM/HER/IT IN RELIANCE ON SPECIFIC EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF FEDERAL AND STATE SECURITIES LAWS AND THAT THE COMPANY IS RELYING IN PART UPON THE TRUTH AND ACCURACY OF, AND THE NON-MANAGING MEMBER’S COMPLIANCE WITH THE REPRESENTATIONS, WARRANTIES, AGREEMENTS, ACKNOWLEDGEMENTS AND UNDERSTANDINGS OF THE NON-MANAGING MEMBER SET FORTH HEREIN IN ORDER TO DETERMINE THE AVAILABILITY OF THE EXEMPTIONS AND THE ELIGIBILITY OF THE NON-MANAGING MEMBER TO ACQUIRE THE MEMBERSHIP INTEREST.

(d) Information. THE NON-MANAGING MEMBER AND THEIR ADVISORS, IF ANY, HAVE BEEN FURNISHED WITH ALL MATERIALS RELATING TO THE BUSINESS, FINANCES AND OPERATIONS OF THE COMPANY AND MATERIALS RELATING TO THE MEMBERSHIP INTEREST WHICH HAVE BEEN REQUESTED BY THE NON-MANAGING MEMBER AND WHICH ARE REQUIRED UNDER THE 1933 ACT. THE NON-MANAGING MEMBER AND THEIR ADVISORS, IF ANY, HAVE BEEN AFFORDED THE OPPORTUNITY TO ASK QUESTIONS OF AND TO RECEIVE ANSWERS FROM THE COMPANY’S AUTHORIZED REPRESENTATIVES CONCERNING THE COMPANY, THE PROJECT, THE COMPANY’S BUSINESS AND PROSPECTS AND THE NON-MANAGING MEMBER HAS BEEN PERMITTED TO HAVE ACCESS TO ALL INFORMATION WHICH HE/SHE/IT HAS REQUESTED IN ORDER TO EVALUATE THE MERITS AND RISKS OF THE PURCHASE OF THE MEMBERSHIP INTEREST. THE NON-MANAGING MEMBER HAS SOUGHT SUCH LEGAL AND TAX ADVICE AS HE/SHE/IT HAS CONSIDERED NECESSARY TO MAKE AN INFORMED INVESTMENT DECISION WITH RESPECT TO HIS, HER OR ITS PURCHASE OF THE MEMBERSHIP INTEREST, AND IN DETERMINING TO PURCHASE MEMBERSHIP INTEREST HEREUNDER, THE NON-MANAGING MEMBER IS NOT RELYING ON ANY REPRESENTATIONS OF THE COMPANY OR ANY OTHER MEMBER. THE NON-MANAGING MEMBER IS AN INVESTOR IN SECURITIES OF COMPANIES IN THE DEVELOPMENT STAGE AND ACKNOWLEDGES THAT HE/SHE/IT IS ABLE TO FEND FOR ITSELF, CAN BEAR THE ECONOMIC RISK OF HIS, HER OR ITS INVESTMENT, AND HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE PURCHASE OF THE MEMBERSHIP INTEREST.

SECTION 11.2. NO GOVERNMENTAL REVIEW. THE NON-MANAGING MEMBER UNDERSTANDS THAT NO ARBITRATION BOARD OR PANEL, COURT OR FEDERAL, STATE, MUNICIPAL OR OTHER GOVERNMENTAL DEPARTMENT, COMMISSION, BOARD, BUREAU, AGENCY OR INSTRUMENTALITY, DOMESTIC OR FOREIGN HAS PASSED ON OR MADE ANY

RECOMMENDATION OR ENDORSEMENT OF THE MEMBERSHIP INTEREST OR THE FAIRNESS OR SUITABILITY OF THE INVESTMENT IN THE MEMBERSHIP INTEREST, NOR HAVE SUCH AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE MEMBERSHIP INTEREST.

SECTION 11.3. TRANSFER OR RESALE. THE NON-MANAGING MEMBER UNDERSTANDS THAT:

(a) THE MEMBERSHIP INTEREST HAVE NOT BEEN AND ARE NOT BEING REGISTERED UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED OR TRANSFERRED UNLESS SUBSEQUENTLY REGISTERED THEREUNDER, OR IN RELIANCE ON AN AVAILABLE EXEMPTION FROM REGISTRATION; AND

(b) NEITHER THE COMPANY NOR ANY OTHER PERSON IS UNDER ANY OBLIGATION TO REGISTER MEMBERSHIP INTERESTS UNDER THE 1933 ACT OR ANY STATE SECURITIES LAWS OR TO COMPLY WITH THE TERMS AND CONDITIONS OF ANY EXEMPTION THEREUNDER.

(c) THE MEMBERSHIP INTEREST MAY NEED TO BE HELD INDEFINITELY, AND THE NON-MANAGING MEMBER MUST CONTINUE TO BEAR THE ECONOMIC RISK OF THE INVESTMENT IN THE MEMBERSHIP INTEREST UNLESS THE MEMBERSHIP INTERESTS ARE SUBSEQUENTLY REGISTERED UNDER THE 1933 ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. WHEN AND IF THE MEMBERSHIP INTEREST MAY BE DISPOSED OF WITHOUT REGISTRATION IN RELIANCE ON RULE 144 PROMULGATED UNDER THE 1933 ACT, SUCH DISPOSITION CAN BE MADE ONLY IN LIMITED AMOUNTS IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF SUCH RULE, AND THE NON-MANAGING MEMBER MUST DELIVER AN OPINION OF COUNSEL TO THE COMPANY REASONABLY ACCEPTABLE TO THE COMPANY IN FORM, SUBSTANCE AND SCOPE TO THE EFFECT THAT THE MEMBERSHIP INTEREST MAY BE SOLD OR TRANSFERRED UNDER AN EXEMPTION FROM SUCH REGISTRATION, AND IF THE RULE 144 EXEMPTION IS NOT AVAILABLE, PUBLIC SALE WITHOUT REGISTRATION WILL REQUIRE COMPLIANCE WITH AN EXEMPTION UNDER THE 1933 ACT.

SECTION 11.4. RISK OF INVESTMENT. THE NON-MANAGING MEMBER IS FULLY AWARE OF THE INHERENT RISK OF HIS, HER OR ITS INVESTMENT IN THE COMPANY. THE COMPANY'S SOLE PURPOSE IS TO INVEST IN THE PRODUCTION OF THE PROJECT. THIS INVESTMENT IS EXTREMELY RISKY AS ARE ALL INVESTMENTS IN MOTION PICTURES AND AUDIOVISUAL PROJECTS. THERE IS ABSOLUTELY NO CERTAINTY OR GUARANTY THAT:

(a) THE PROJECT CAN BE COMPLETED;

(b) THE PROJECT CAN BE COMPLETED WITHIN THE BUDGET;

(c) A DISTRIBUTION ARRANGEMENT CAN BE FINALIZED FOR THE PROJECT;

(d) A FORCE MAJEURE EVENT WILL NOT OCCUR WHICH COULD PREVENT COMPLETION OF THE PROJECT OR CAUSE THE COST OF COMPLETION OF THE PROJECT TO EXCEED THE BUDGET;

(e) ANY PROFITS WILL BE REALIZED OR ANY CASH DISTRIBUTED TO ANY MEMBER; OR

(f) THE PROJECT WILL BE SUCCESSFUL.

THE NON-MANAGING MEMBER ACKNOWLEDGES THAT SUCH MEMBER HAS READ AND UNDERSTANDS THE "RISK FACTORS" ATTACHED HERETO AS EXHIBIT "E" AND "TAX CONSIDERATIONS" ATTACHED HERETO AS EXHIBIT "F".

SECTION 11.5. KNOWLEDGE AND EXPERIENCE. THE NON-MANAGING MEMBER WARRANTS THAT HE/SHE/IT HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL, TAX AND BUSINESS MATTERS AS TO ENABLE HIM/HER/IT TO EVALUATE THE MERITS AND RISKS OF HIS, HER OR ITS INVESTMENT IN THE COMPANY AND TO MAKE AN INFORMED INVESTMENT DECISION WITH RESPECT THERETO.

SECTION 11.6. FINDERS/BROKERS; PRE-EXISTING RELATIONSHIP; NO ADVERTISEMENT. THE NON-MANAGING MEMBER HAS INCURRED NO LIABILITY FOR COMMISSIONS OR OTHER FEES TO ANY FINDER OR BROKER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE COST OF WHICH IS IN ANY PART THE LIABILITY OF OR PAYABLE BY THE COMPANY. THE NON-MANAGING MEMBER HAS A PRE-EXISTING PERSONAL OR BUSINESS RELATIONSHIP WITH THE COMPANY AND/OR ANY OF ITS OFFICERS OR CONTROLLING PERSONS, OR BY HIS, HER OR ITS BUSINESS OR FINANCIAL EXPERIENCE OR THE BUSINESS OR FINANCIAL EXPERIENCE OF ITS FINANCIAL ADVISORS WHO ARE UNAFFILIATED WITH AND WHO ARE NOT COMPENSATED BY THE COMPANY, DIRECTLY OR INDIRECTLY, COULD BE REASONABLY ASSUMED TO HAVE THE CAPACITY TO PROTECT HIS/HER OWN INTEREST IN CONNECTION WITH THE ACQUISITION OF THE MEMBERSHIP INTEREST. THE NON-MANAGING MEMBER ACKNOWLEDGES THAT THE OFFER AND SALE OF THE MEMBERSHIP INTERESTS WAS NOT ACCOMPLISHED BY THE PUBLICATION OF ANY ADVERTISEMENT.

SECTION 11.7. BINDING AGREEMENT. THIS AGREEMENT IS AND WILL REMAIN ITS VALID AND BINDING AGREEMENT, ENFORCEABLE IN ACCORDANCE WITH ITS TERMS (SUBJECT, AS TO THE ENFORCEMENT OF REMEDIES, TO ANY APPLICABLE BANKRUPTCY, INSOLVENCY OR OTHER LAWS AFFECTING THE ENFORCEMENT OF CREDITOR’S RIGHTS).

SECTION 11.8. TAX POSITION. THE NON-MANAGING MEMBER AGREES THAT, UNLESS HE, SHE OR IT PROVIDES PRIOR WRITTEN NOTICE TO THE COMPANY, HE, SHE OR IT WILL NOT TAKE A POSITION ON HIS, HER OR ITS FEDERAL INCOME TAX RETURN, ON ANY CLAIM FOR REFUND, OR IN ANY ADMINISTRATIVE OR LEGAL PROCEEDINGS, THAT IS INCONSISTENT WITH ANY INFORMATION RETURN FILED BY THE COMPANY OR WITH THE PROVISIONS OF THIS AGREEMENT.

SECTION 11.9. CONFIDENTIALITY. MEMBERS SHALL NOT, AT ANY TIME, DISCLOSE OR SUBMIT TO ANY PERSON, FIRM, CORPORATION OR OTHER ENTITY ALL OR ANY PART OF THIS AGREEMENT OR ANY CONFIDENTIAL OR PROPRIETARY INFORMATION OR TRADE SECRETS (COLLECTIVELY REFERRED TO AS “CONFIDENTIAL INFORMATION”) OF THE COMPANY, ITS AFFILIATES, SUBSIDIARIES, OWNERS, OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS OBTAINED OR LEARNED BY MEMBERS, INCLUDING, WITHOUT LIMITATION, INFORMATION ABOUT THE COMPANY, ITS INVESTORS, OTHER MEMBERS, ANY CAPITAL CONTRIBUTIONS, AND/OR ANY INFORMATION REGARDING THE PROJECT OTHER THAN TO MEMBERS’ AGENTS OR REPRESENTATIVES OR AS REQUIRED BY LAW. MEMBERS RECOGNIZE AND ACKNOWLEDGE THAT THE CONFIDENTIAL INFORMATION OF THE COMPANY IS A VALUABLE, SPECIAL, AND UNIQUE ASSET OF AND BELONGS SOLELY TO THE COMPANY.

ARTICLE XII
MISCELLANEOUS PROVISIONS

SECTION 12.1. ASSURANCES. Each Member shall execute all documents and certificates and perform all acts deemed appropriate by the Manager in accordance with Section 5.1 of this Agreement, the Majority Interest, and/or the Company or required by this Agreement or the LLC Act in connection with the formation and operation of the Company and the acquisition, holding, or operation of any property by the Company.

SECTION 12.2. COMPLETE AGREEMENT. This Agreement, the Articles of Organization and the Exhibits attached hereto constitute the complete and exclusive statement of the agreement among the Members and the Company with respect to the matters discussed herein and therein and supersede all prior written or oral statements among the Manager, Members and the Company, including any prior statements, warranties, or representations.

SECTION 12.3. SECTION HEADINGS. The section headings, which appear throughout this Agreement, are provided for convenience only and are not intended to define or limit the scope of this Agreement or the intent or subject matter of its provisions.

SECTION 12.4. BINDING EFFECT. Subject to the provisions of this Agreement relating to the transferability of Membership Interests or Economic Interests, this Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective heirs, administrators, executors, successors, and assigns.

SECTION 12.5. INTERPRETATION. All pronouns and common nouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the context may require. In the event that any claim is made by any Member or the Company relating to the drafting and interpretation of this Agreement, no presumption, inference, or burden of proof or persuasion shall be created or implied solely by virtue of the fact that this Agreement was drafted by or at the behest of a particular Member and/or by his, her, or its counsel.

SECTION 12.6. COMPANY COUNSEL. The Members and Manager hereby agree that Company will be required to retain production and distribution counsel in connection with the Project. The Members and Manager acknowledge and agree that Ramo Law PC ("Company Counsel") has been engaged in connection with the formation of Company. The Members and Manager acknowledge and agree that Company Counsel is also counsel to Manager. The Members and Manager agree execute on behalf of the Company (but not on behalf of any individual Member or Manager) a written consent to such concurrent representation as may be required by the rules governing professional conduct in the applicable jurisdiction(s). The individuals which make up the Members and Manager acknowledge and agree that Company Counsel owes them no direct duties in their individual capacity and that Company Counsel's duties are owed to the Company and shall be owed to any individuals which make up Manager, Member or Affiliate of a Member or Manager, which it may now or in the future and upon separate and independent agreement, represent individually. The Members and Manager acknowledge that Company Counsel does not represent the Company in connection with accounting or other taxation matters. Any change to the Company Counsel shall be subject to approval by the Members.

INITIALS: __ - ___

SECTION 12.7. APPLICABLE LAW. Each Member agrees that all disputes arising under or in connection with this Agreement and any transactions contemplated by this Agreement shall be governed by the internal law, and not by the law of conflicts, of the State of Delaware. The Agreement and the rights of the parties hereunder shall be governed and construed in accordance with the laws of the State of Delaware,

without regard to any conflicts of laws principles of the State of Delaware or any other jurisdiction that would call for the application of the law of any jurisdiction other than the State of Delaware.

SECTION 12.8. ARBITRATION. Any dispute arising hereunder shall be resolved solely through binding arbitration conducted under and pursuant to the commercial arbitration rules of the Judicial Arbitration and Mediation Services, Inc. ("JAMS Rules"), as said rules may be amended from time to time with rights of discovery if requested by the arbitrator. Such rules and procedures are incorporated and made part of this Agreement by reference. It is agreed that the arbitration shall be before a single arbitrator having reasonable experience with entertainment law. The prevailing party in such arbitration shall be entitled to recover his, her or its attorneys' fees and costs incurred in connection with such arbitration. Any award shall be final, binding and non-appealable. The parties hereby expressly waive any and all rights to appeal, or to petition to vacate or modify, any arbitration award issued in a dispute arising out of this Agreement. Each party hereby irrevocably submits to the jurisdiction of the state and federal courts in connection with any petition to confirm an arbitration award obtained pursuant to this Section 12.8. The parties agree to accept service of process in accordance with JAMS Rules. The arbitration will be confidential and conducted in private, and will not be open to the public or media. No matter relating to the arbitration (including but not limited to, the testimony, evidence or result) may be (i) made public in any manner or form (ii) reported to any news agency or publisher (iii) disclosed to any third party not involved in the arbitration.

SECTION 12.9. REMEDIES. Except as otherwise set forth herein, the remedies available at law and equity, which a Person may be lawfully entitled, are cumulative. The parties agree and acknowledge that in the event of a breach by a party of any obligation hereunder, the damage caused any other party shall not be irreparable or otherwise so sufficient as to give rise to a right to seek or obtain injunctive or other equitable relief, and the parties hereto acknowledge that their rights and remedies in the event of any such breach shall be limited to the right, if any, to recover damages in an action at law and shall not include the right to enjoin the development, financing, production, distribution or other exploitation of the Project hereunder.

SECTION 12.10. SPOUSAL CONSENT. If a Member is married or has a registered domestic partner at the time he or she becomes party to this Agreement, such Member's spouse or registered domestic partner shall execute and deliver to the Company a Spousal or Registered Domestic Partner Consent in the form attached hereto as Exhibit D (a "Spousal Consent"), effective as of the date such Member becomes party to this Agreement. Notwithstanding the execution and delivery thereof, such Spousal Consent shall not be deemed to confer or convey to the spouse any rights in any Membership Interest that do not otherwise exist by operation of law or an agreement between such Member and his or her spouse. If a Member should marry, remarry or enter into a registered domestic partnership subsequent to the date of this Agreement, such Member shall, within thirty (30) days thereafter, obtain such new spouse or registered domestic partner's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Spousal Consent acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

SECTION 12.11. NOTICES. Any notice or other writing to be served upon the Company or any Members thereof in connection with this Agreement shall be in writing via U.S. mail with a copy also via electronic mail and shall be deemed completed when delivered to both the mailing address specified in Exhibit A and to said email address above, if to a Member, and to the resident agent, if to the Company. Any Member shall have the right to change the address at which notices shall be served up to ten (10) days written notice to the Company and to the other Members.

SECTION 12.12. AMENDMENTS. Any amendments, modifications, or alterations to this Agreement or to the Articles of Organization must be in writing and signed by all of the Members. Notwithstanding the foregoing, amendments to this Agreement which do not adversely or disproportionately affect the rights of any Member in any material respect may be made by the Manager without the consent of any Member if those amendments are: (a) of a clerical or recordkeeping nature; (b) for the purpose of amending Exhibits A and B to reflect current Members and their Percentage Interest (who are Members in accordance with the terms of this Agreement); (c) necessary, as determined by the Manager in their sole discretion, to preserve the validity of any and all allocations of income, gain, loss or deduction pursuant to Section 704(b) of the Code; or (d) as otherwise explicitly set forth in this Agreement.

SECTION 12.13. SEVERABILITY. Each provision of this Agreement is severable from the other provisions. If, for any reason, any provision of this Agreement is declared invalid or contrary to existing law, the inoperability of that provision shall have no effect on the remaining provisions of this Agreement, which shall continue in full force and effect.

SECTION 12.14. COUNTERPARTS. This Agreement may be executed in counterparts, and sent via electronic transmission and/or by PDF signature, each of which shall be deemed an original and all of which shall, when taken together, constitute a single document.

[Signature Pages Follow]

OPERATING AGREEMENT OF
OPTIMISTIC PRODUCTIONS LLC

IN WITNESS WHEREOF, the Company has caused this counterpart signature page to be duly executed as of the Effective Date.

COMPANY:

Optimistic Productions LLC

By: ____________________
Name: ____________________
Title: Manager

OPERATING AGREEMENT OF
OPTIMISTIC PRODUCTIONS LLC

IN WITNESS WHEREOF, the undersigned Members have executed or caused to be executed this counterpart signature page to be duly executed as of the Effective Date.

MEMBERS:

By: ____________________
Name:___________________
Title: Authorized Signatory for
Moonshots LIVE LLC

EXHIBIT A

MEMBERS

MANAGER MEMBERS

Member	Contact	Percentage Interest	Cash Capital Contribution	Other Capital Contribution
Moonshots LIVE LLC		100%* of 100%		Management services

*For the avoidance of doubt, pursuant to Section 5.1 of the Agreement, the Manager shall have the right to allocate third party Profit Participation to third parties providing services on the Project from the "Producer's Share of Net Proceeds". The Producer's Share of Net Proceeds shall be reducible on a point-by-point basis by the amount of Profit Participations granted to third parties.

NON-MANAGER MEMBERS

Member	Contact	Percentage Interest**†	Cash Capital Contribution	Other Capital Contribution
N/A		Pro Rata of 50% of 100%		N/A

** It is agreed and understood that the non-manager Members' Percentage Interest shall not exceed Fifty percent (50%), collectively (i.e., the "Investor's Share of Net Proceeds"). For the avoidance of doubt, pursuant to Section 4.3, this shall be subject to dilution for Additional Members contributing Cash Capital Contributions and/or Other Capital Contributions.

†Subject to receipt of a signed Subscription Agreement and acceptance by the Company of the Subscription Price as defined in the Subscription Agreement.

EXHIBIT B

MANAGER

Manager	Contact	Percentage Interest
Moonshots LIVE LLC		See Exhibit A

EXHIBIT C

DISTRIBUTION SCHEDULE

"Company Gross Revenue" (defined below) shall have the following deductions paid by or charged against Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

1. First, collection account management costs and fees (e.g. Freeway, Fintage), if any;

2. Second, a residuals reserve as required in order to comply with SAG-AFTRA, DGA, WGA and IATSE guild requirements, if any, but only to the extent such residuals are not directly assumed and/or paid by a distributor;

3. Third, to the extent not yet paid, and to the extent applicable, distribution fees and distribution costs (including, without limitation, marketing expenses, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Project (e.g. producer representatives, sales advisors, etc.);

4. Fourth, to the extent not yet paid, the repayment of any debt, and any and all applicable premium, interest and/or fees in connection therewith, until all such debt has been repaid in full;

5. Fifth, to the extent not yet paid, actual, verifiable out-of-pocket costs of production, delivery, promotion and marketing directly incurred by Company (e.g., deliverables to distributors, costs for producers, director, cast and others related to the Project to attend premieres, film festivals and film markets, etc.);

6. Sixth, to the extent not yet paid, customary "off-the-top" actual, verifiable out-of-pocket, third party deductions (e.g., taxes, checking, collection, currency conversion costs, etc.), including all payments to agents, accountants, attorneys and other parties who represent the Project, all costs of auditing any distributor of the Project of any ancillary or subsidiary rights (including, without limitation, accounting, legal and auditor fees and costs), and a reasonable and customary Reserve for Company to cover anticipated expenses not yet charged to the Project, which such Reserve Company shall liquidate in a timely fashion in accordance with industry custom;

7. Seventh, a return to the Members as set forth in Exhibit A and to the Recoupment Position Holders, in the amount of one hundred and twenty percent (120%) of the Cash Capital Contributions and/or Other Capital Contributions made by each such Member (including any Manager, as applicable) or the cash contributions made by each such Recoupment Position Holder, as applicable, on a pro rata pari passu basis;

8. Eighth, to the extent applicable, any bonus payments to third parties (to the extent paid by Company and not assumed by any distributor) (e.g. box office bonuses, SVOD bonuses, music license step deals, etc.), as and when due, if any;

9. Ninth, payment of any Deferments, if any, on a pro rata pari passu basis until all such Deferments are paid in full; and

10. Thereafter, the balance remaining after the payment of all sums referred to above shall be considered "Net Proceeds", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in. There will be no double deductions--the same cost or expense will not be deducted twice. Net Proceeds shall be payable, on a pro rata pari passu basis to (a) fifty percent (50%) collectively

to the Manager in accordance with the Manager's Percentage Interest (the "Producer's Share of Net Proceeds"), which amount shall be reducible on a point-by-point basis by all profit participations granted to third parties providing services on the Project in accordance with their respective service agreements; and, (b) fifty percent (50%) to the Members (including any Manager, as applicable) who provided a Cash Capital Contribution and/or Other Capital Contribution to the Company and to the Recoupment Position Holders, on a pro rata pari passu basis in proportion to their respective Cash Capital Contributions (or, in the case of Recoupment Position Holders, their cash contributions(the "Investor's Share of Net Proceeds"). For purposes of clarification, Net Proceeds shall not exceed 100%.

"Company Gross Revenue" will be all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Project and all customary ancillary and subsidiary rights therein (including from merchandising, but excluding any income from the exploitation of sequel, remake or other Subsequent Production Rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is calculated after all bona fide refunds, credits, Tax Incentives, allowances, rights fees (if any), discounts and adjustments. So-called "soft monies" shall be deemed "Company Gross Revenue" to the extent not used to offset the Picture budget or lent against.

Creditor-Debtor: The relationship between the Company and Members is one of "creditor-debtor" and nothing in the Agreement between the Company and Members or this definition shall make Company a fiduciary or trustee of Members. Nothing contained in the Agreement between Company and Members or this definition shall be deemed directly or indirectly to give Members a security interest in the Project or the revenue stream derived from the exploitation of the Project. Company makes no representation that the Project will be released or that the Project will be successful enough that it will generate any amount of Net Proceeds and/or Company Gross Revenue. Members shall not have any security interest, lien or other interest in the receipts of Company and Company has no obligation to segregate any funds. Company shall have the broadest possible latitude in the distribution of the Project, and the exercise of Company's judgment in good faith in all matters pertaining thereto shall be final. In no event shall Company incur any liability based upon a claim that Company has failed to realize receipts or revenue that could have been realized.

Note:

Capitalized terms used herein but not otherwise defined, have the respective meanings set forth in that certain Operating Agreement of Optimistic Productions LLC.

EXHIBIT D

Spousal or Registered Domestic Partner Consent

I acknowledge that I have read the foregoing Operating Agreement (the "Agreement") of _______________ (the "Company"), dated ________________, and that I understand its contents. I am aware that it contains certain provisions and restrictions governing the membership interests of the Company (including any community interest which I may have in them) of the Company, including but not limited to provisions regarding the manner in which the membership interests are voted and restrictions with respect to the transfer of the membership interests. I HAVE HAD THE RIGHT TO CONSULT WITH COUNSEL OF MY CHOOSING IN CONNECTION WITH THIS SPOUSAL OR REGISTERED DOMESTIC PARTNER CONSENT AND I HAVE HAD AMPLE OPPORTUNITY TO DO SO. IF I HAVE NOT CONSULTED WITH COUNSEL IN CONNECTION HEREWITH, I HAVE KNOWINGLY AND WILLINGLY ELECTED NOT TO DO SO.

I hereby (i) consent to and approve of the provisions and restrictions of the Agreement, and agree that the membership interests and any interest which I may have in them at any time are subject to the provisions of the Agreement, (ii) acknowledge that I have no management power with respect to any such membership interest, (iii) agree that I shall not effect or attempt to effect any sale or other transfer of such membership interest, or of any interest therein, in contravention of the terms of the Agreement, and (iv) agree that I will take no action at any time to hinder operation of the Agreement on those membership interests or any interest which I may have in them.

MEMBER'S SPOUSE OR REGISTERED DOMESTIC PARTNER:

Signature: __________________
Name: _____________________
Spouse or Registered Domestic Partner of: _________________

EXHIBIT E

RISK FACTORS

MAKING A SUBSCRIPTION TO THE COMPANY INVOLVES VARIOUS RISKS RELATING TO THE MANAGEMENT OF COMPANY AND THE MOVIE INDUSTRY. THEREFORE, SUCH SUBSCRIPTION IS SUITABLE ONLY FOR PERSONS OR ENTITIES WITH THE FINANCIAL CAPABILITY OF MAKING AND HOLDING LONG-TERM INVESTMENTS AND WHO HAVE NO NEED FOR LIQUIDITY IN THIS INVESTMENT. THEREFORE, IN ADDITION TO THE MATTERS SET FORTH ELSEWHERE IN THE AGREEMENT, PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING FACTORS:

A. COMPANY-RELATED RISKS

1. RELIANCE ON MANAGEMENT – EXCEPT AS SET FORTH IN THIS AGREEMENT, DECISIONS WITH RESPECT TO THE MANAGEMENT OF COMPANY WILL BE MADE BY THE MANAGER IN THE MANAGER'S SOLE DISCRETION. THE SUCCESS OF THE PROJECT, INCLUDING WITHOUT LIMITATION THE FINANCIAL SUCCESS OF THE PROJECT, WILL LARGELY DEPEND ON THE QUALITY OF THE MANAGEMENT OF THE COMPANY. THE MANAGER, WITH THE ADVICE AND ASSISTANCE OF OTHER PROFESSIONALS, WILL ADMINISTER ALL BUSINESS ASPECTS OF THE COMPANY (I.E., THE COMPANY AND THE PROJECT). ALTHOUGH THE MANAGER BELIEVES THAT IT HAS THE NECESSARY BUSINESS AND MOTION PICTURE EXPERIENCE TO SUPERVISE THE MANAGEMENT OF THE COMPANY, THERE CAN BE NO ASSURANCE THAT THE MANAGER WILL PERFORM ADEQUATELY OR THAT THE COMPANY'S OPERATIONS WILL BE SUCCESSFUL. PURCHASERS OF MEMBERSHIP INTERESTS WILL RECEIVE AN ECONOMIC INTEREST IN THE COMPANY. HOWEVER, PURCHASERS OF MEMBERSHIP INTERESTS SHALL NOT BE PARTICIPANTS IN THE MANAGEMENT OR THE OPERATIONS OF THE MANAGER, THE COMPANY, OR THE PROJECT. ACCORDINGLY, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, AN INVESTOR WILL HAVE NO RIGHT TO VOTE ON OR TO VETO ACTIONS OF THE MANAGER AND WILL HAVE NO CREATIVE CONTROL. IN ADDITION, MANAGER-APPROVED ACTIONS MAY BE APPROVED DESPITE THE INVESTOR'S DISSENT FROM SUCH ACTIONS. NEITHER THE COMPANY, THE MANAGER, NOR ANY OF THE MANAGER'S ADVISORS HAS MANAGED OR PRODUCED A FEATURE—LENGTH AUDIOVISUAL PRODUCTION PREVIOUSLY, AND NO ASSURANCE CAN BE MADE THAT THEIR EFFORTS WILL BE SUCCESSFUL FOR THE PROJECT.

2. LIMITED OPERATING HISTORY – THE COMPANY HAS BEEN IN EXISTENCE FOR A LIMITED PERIOD OF TIME, AND IS SUBJECT TO ALL THE RISKS INCIDENT TO THE CREATION AND DEVELOPMENT OF A NEW BUSINESS, INCLUDING THE ABSENCE OF A HISTORY OF OPERATIONS AND MINIMAL NET WORTH. FURTHERMORE, THE COMPANY HAS NOT PRODUCED OR DISTRIBUTED A FEATURE-LENGTH AUDIOVISUAL PRODUCTION. THE COMPANY AND THE MANAGER HAVE, AND WILL CONTINUE, TO ENDEAVOR TO EMPLOY OR OTHERWISE RETAIN THE SERVICES OF THOSE PERSONS WITH THE SKILLS NECESSARY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE A FEATURE-LENGTH AUDIOVISUAL PRODUCTION BUT NO ASSURANCES CAN BE MADE THAT THEY WILL BE SUCCESSFUL IN THESE EFFORTS.

3. MANAGER'S CONFLICTS OF INTEREST – THE MANAGER IS NOT REQUIRED TO RENDER EXCLUSIVE SERVICES IN CONNECTION WITH THE PROJECT OR THE COMPANY. THE MANAGER, THE PRODUCTION TEAM, AND THE TALENT HAVE INTERESTS IN A VARIETY OF ACTIVITIES OTHER THAN ACTING AS MANAGER TO THE COMPANY, INCLUDING INVOLVEMENT WITH THE PRODUCTION OF OTHER FILMS. IN ADDITION, THE MANAGER, THE PRODUCTION TEAM, AND THE TALENT MAY ORGANIZE COMPANIES THAT ARE SIMILAR TO THE COMPANY IN THE FUTURE AND THE MANAGER MAY BE PRINCIPALS IN, OR HAVE A PROFIT INTEREST IN, THE COMPANY. ACCORDINGLY, CONFLICTS OF INTEREST MAY ARISE IN THE ALLOCATION OF THE MANAGER'S, THE PRODUCTION TEAM'S, AND/OR THE TALENT'S TIME BETWEEN THE COMPANY AND ONE OR MORE OF THESE OTHER ACTIVITIES. ADDITIONALLY, THE MANAGER MAY ENTER INTO SERVICES AGREEMENTS WITH THE COMPANY. HOWEVER, THE TERMS OF SUCH AGREEMENT MAY NOT BE THE RESULT OF AN ARMS-LENGTH TRANSACTION, BUT BE CONSIDERED TO BE EQUAL TO, OR LESS THAN, INDUSTRY STANDARDS FOR THE ASSOCIATED SERVICES RENDERED TO THE COMPANY.

4. INDEMNIFICATION – UNDER CERTAIN CIRCUMSTANCES, THE MANAGER WILL BE INDEMNIFIED BY THE COMPANY FOR ANY LIABILITIES OR LOSSES ARISING OUT OF THE MANAGER'S ACTIVITIES IN CONNECTION WITH THE COMPANY. INDEMNIFICATION UNDER SUCH PROVISION COULD REDUCE OR DEPLETE THE ASSETS OF THE COMPANY.

5. WORKING CAPITAL REQUIREMENTS AND THE POTENTIAL NEED FOR ADDITIONAL FINANCING – THERE IS NO ASSURANCE THAT UNFORESEEN EVENTS WILL NOT OCCUR, WHICH MAY RESULT IN THE NEED TO RAISE ADDITIONAL FUNDS BEYOND WHAT THE COMPANY AND THE MANAGER PROJECT. FURTHERMORE, COMPANIES WITH LIMITED OPERATING HISTORIES, SUCH AS THE COMPANY AND THE MANAGER, MAY NOT DEPLOY CAPITAL OPTIMALLY. THUS, THE COMPANY AND THE MANAGER MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND FUTURE OPERATIONS AND TO SATISFY FUTURE CAPITAL REQUIREMENTS OF THE COMPANY. THE FAILURE TO RAISE ANY ADDITIONAL NEEDED FUNDS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND THE MANAGER. IN ADDITION, IT IS ANTICIPATED THAT RAISING ADDITIONAL FUNDS WILL RESULT IN ADDITIONAL DILUTION OF EACH OFFEREE'S INVESTMENT. THOUGH THE COMPANY AND THE MANAGER DO NOT ANTICIPATE THAT ADDITIONAL FINANCING WILL NEED TO BE OBTAINED, SUBJECT TO THE TERMS OF THE AGREEMENT, THERE CAN BE NO ASSURANCE THAT ADDITIONAL CAPITAL WILL NOT BE NEEDED.

6. LIABILITY OF MEMBERS – IN THE EVENT THAT FOLLOWING A DISTRIBUTION TO MEMBERS, THE REMAINING ASSETS OF THE COMPANY ARE NOT SUFFICIENT TO PAY ITS THEN OUTSTANDING LIABILITIES, MEMBERS MIGHT, UNDER APPLICABLE LAW, BE LIABLE TO THE COMPANY IN AN AMOUNT EQUAL TO ANY SUCH DISTRIBUTION MADE BY THE COMPANY TO THEM.

7. LOSS ON DISSOLUTION OR TERMINATION – IN THE EVENT OF A DISSOLUTION OR TERMINATION OF THE COMPANY, THE PROCEEDS REALIZED IN THE LIQUIDATION OF ASSETS, IF ANY, WILL BE DISTRIBUTED TO THE MEMBERS ONLY AFTER THE SATISFACTION OF CLAIMS OF CREDITORS. ACCORDINGLY, THE ABILITY OF A MEMBER TO RECOVER ALL OR ANY PORTION OF HIS, HER, OR ITS INVESTMENT UNDER SUCH

CIRCUMSTANCES WILL DEPEND ON THE AMOUNT OF FUNDS SO REALIZED AND THE AMOUNT OF CLAIMS TO BE SATISFIED THEREFROM.

8. INCOME TAX CONSEQUENCES – THERE ARE VARIOUS RISKS ASSOCIATED WITH THE FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY. THESE RISKS SHOULD BE CAREFULLY CONSIDERED BY EACH PROSPECTIVE INVESTOR TO DETERMINE WHETHER AN INVESTMENT IN THE COMPANY IS SUITABLE FOR SUCH PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS, HER, OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, AS WELL AS STATE AND LOCAL, INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

B. MOVIE INDUSTRY RISKS

1. COMPETITIVE INDUSTRY – SOME SEGMENTS OF THE ENTERTAINMENT INDUSTRY ARE HIGHLY COMPETITIVE. THE COMPANY WILL BE COMPETING WITH THE PRODUCERS OF OTHER FILMS IN ARRANGING FOR DISTRIBUTION IN ALL AVAILABLE MARKETS AND MEDIA. IN THE DISTRIBUTION PHASE, COMPETITION WILL LIMIT THE AVAILABILITY OF SUCH MARKETS AND MEDIA REQUIRED FOR THE SUCCESSFUL DISTRIBUTION OF THE PROJECT. THE PROJECT WILL BE COMPETING DIRECTLY WITH OTHER MOTION PICTURES AND INDIRECTLY WITH OTHER FORMS OF PUBLIC ENTERTAINMENT. THE COMPANY WILL COMPETE WITH NUMEROUS MAJOR MOTION PICTURE PRODUCTION AND DISTRIBUTION COMPANIES, WHICH HAVE SUBSTANTIALLY GREATER RESOURCES, LARGER AND MORE EXPERIENCED PRODUCTION AND DISTRIBUTION STAFFS, AND ESTABLISHED HISTORIES OF SUCCESSFUL PRODUCTION AND DISTRIBUTION OF MOTION PICTURES.

2. COMMERCIAL SUCCESS – THE PROJECT'S SUCCESS IS PRIMARILY DEPENDENT ON THE AUDIENCE ACCEPTANCE OF THE PROJECT, WHICH IS EXTREMELY DIFFICULT TO PREDICT AND, THEREFORE, INHERENTLY RISKY. MANY FILMS ARE PRODUCED EACH YEAR AND ARE NEVER RELEASED. ON THE OTHER HAND, MANY FILMS ARE RELEASED EACH YEAR WHICH ARE NOT COMMERCIALLY SUCCESSFUL AND FAIL TO RECOUP THEIR PRODUCTION COSTS FROM THE UNITED STATES THEATRICAL DISTRIBUTION. THEREFORE, FOREIGN AND ANCILLARY MARKETS HAVE BECOME INCREASINGLY IMPORTANT. HOWEVER, LICENSING OF A MOTION PICTURE IN THE ANCILLARY MARKETS IS PARTICULARLY DEPENDENT UPON PERFORMANCE IN DOMESTIC THEATRICAL DISTRIBUTION.

NEITHER THE MANAGER NOR THE COMPANY CAN PREDICT THE ECONOMIC SUCCESS OF THE PROJECT. THIS IS BECAUSE THE REVENUE DERIVED FROM THE DISTRIBUTION OF A MOTION PICTURE, WHICH DOES NOT NECESSARILY BEAR ANY CORRELATION TO THE PRODUCTION OR DISTRIBUTION COSTS INCURRED, DEPENDS PRIMARILY UPON ITS ACCEPTANCE BY THE PUBLIC, WHICH CANNOT BE ACCURATELY PREDICTED. THE ECONOMIC SUCCESS OF A MOTION PICTURE ALSO DEPENDS ON THE PUBLIC'S ACCEPTANCE OF COMPETING FILMS, THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT AND LEISURE-TIME ACTIVITIES, GENERAL ECONOMIC CONDITIONS, AND OTHER TANGIBLE AND INTANGIBLE FACTORS, ALL OF WHICH CAN CHANGE AND CANNOT BE PREDICTED WITH CERTAINTY. NEITHER THE MANAGER NOR THE COMPANY CAN ASSURE MEMBERS THAT THE PROJECT WILL GENERATE ENOUGH

REVENUE TO OFFSET ITS DISTRIBUTION AND MARKETING COSTS, IN WHICH CASE THE COMPANY WOULD NOT RECEIVE ANY NET REVENUES FOR THE PROJECT.

3. PRODUCTION – EACH PROJECT, PARTICULARLY THOSE WHICH ARE PRODUCED BY INDEPENDENT FILMMAKERS, IS A SEPARATE BUSINESS VENTURE WITH ITS OWN MANAGEMENT, EMPLOYEES, EQUIPMENT AND BUDGETARY REQUIREMENTS. THERE ARE SUBSTANTIAL RISKS ASSOCIATED WITH FILM PRODUCTION, INCLUDING DEATH OR DISABILITY OF KEY PERSONNEL, OTHER FACTORS CAUSING DELAYS, DESTRUCTION OR MALFUNCTION OF SETS OR EQUIPMENT, THE INABILITY OF PRODUCTION PERSONNEL TO COMPLY WITH BUDGETARY OR SCHEDULING REQUIREMENTS, AND PHYSICAL DESTRUCTION OR DAMAGE TO THE PROJECT ITSELF. ALTHOUGH SOME OF THESE PROBLEMS MAY BE COVERED BY COMPANY'S INSURANCE FOR THE PROJECT, SIGNIFICANT DIFFICULTIES SUCH AS THESE MAY MATERIALLY INCREASE THE COST OF PRODUCTION OR MAY CAUSE THE ENTIRE PROJECT TO BE ABANDONED.

4. DEPENDENCE ON KEY PERSONNEL – THE COMPANY'S FUTURE SUCCESS DEPENDS, IN SIGNIFICANT PART, UPON THE CONTINUED SERVICE OF THE INDIVIDUALS THAT CONSTITUTE THE PRODUCTION TEAM AND THE MANAGER'S ADVISORS. NEITHER THE COMPANY NOR THE MANAGER MAINTAINS KEY PERSON LIFE INSURANCE FOR ANY TEAM MEMBER OR EMPLOYEE. FURTHERMORE, THE COMPANY AND MANAGER'S SUCCESS IS DEPENDENT ON THE ABILITY OF THE COMPANY AND THE MANAGER TO ATTRACT TOP TALENT, BOTH WITHIN THE PRODUCTION TEAM AND THE CAST OF THE PROJECT. THE COMPANY AND MANAGER'S INABILITY TO ATTRACT SUCH TALENT OR THE LOSS OF THE SERVICES OF ONE OR MORE MEMBERS OF THE PRODUCTION TEAM COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND MANAGER'S ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PROJECT. ADDITIONALLY, THE COMPANY MAY ELECT TO FOREGO THE PURCHASE OF A COMPLETION BOND OR OTHER TYPES OF PRODUCTION RELATED INSURANCE FOR THE PROJECT, RESULTING IN CERTAIN LOSSES RELATING TO ANY OF THE PROJECT'S KEY PERSONNEL, EQUIPMENT, LOCATIONS AND/OR FILM FOOTAGE BEING UNINSURED. SUCH LOSSES COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY AND MANAGER'S ABILITY TO SUCCESSFULLY PRODUCE AND DISTRIBUTE THE PROJECT.

5. LABOR DISPUTES – THERE IS NO ASSURANCE THAT LABOR DIFFICULTIES AFFECTING PRODUCTION WILL NOT ARISE, INCLUDING, BUT NOT LIMITED TO, UNION STRIKES. IF SUCH LABOR DIFFICULTIES ARISE, FILM PRODUCTION AND FINANCIAL RETURN TO INVESTING MEMBERS COULD BE DELAYED OR DIMINISHED.

6. AUDIENCE APPEAL – THE ULTIMATE PROFITABILITY OF ANY MOTION PICTURE DEPENDS UPON ITS AUDIENCE APPEAL IN RELATION TO THE COST OF ITS PRODUCTION AND DISTRIBUTION. THE AUDIENCE APPEAL OF A GIVEN MOTION PICTURE DEPENDS, AMONG OTHER THINGS, ON UNPREDICTABLE CRITICAL REVIEWS AND CHANGING PUBLIC TASTES. THEREFORE, SUCH APPEAL CANNOT BE ANTICIPATED WITH CERTAINTY.

7. COST OVERRUNS – THE COSTS OF PRODUCING MOTION PICTURES ARE OFTEN UNDERESTIMATED AND MAY BE INCREASED BY REASON OF FACTORS BEYOND THE CONTROL OF THE PRODUCERS. SUCH FACTORS MAY INCLUDE WEATHER CONDITIONS,

ILLNESS OF TECHNICAL AND ARTISTIC PERSONNEL, ARTISTIC REQUIREMENTS, LABOR DISPUTES, GOVERNMENTAL REGULATIONS, EQUIPMENT BREAKDOWNS, AND OTHER PRODUCTION DISRUPTIONS. WHILE THE COMPANY INTENDS TO ENGAGE PRODUCTION PERSONNEL WHO HAVE DEMONSTRATED AN ABILITY TO COMPLETE FILMS WITHIN THE ASSIGNED BUDGET, THE RISK OF A FILM RUNNING OVER BUDGET OR OF NOT BEING COMPLETED IS ALWAYS SIGNIFICANT AND MAY HAVE A SUBSTANTIAL ADVERSE IMPACT ON THE PROFITABILITY OF THE PROJECT.

8. DISTRIBUTION – THE PROFITABLE DISTRIBUTION OF A MOTION PICTURE DEPENDS IN LARGE PART ON THE AVAILABILITY OF ONE OR MORE CAPABLE AND EFFICIENT DISTRIBUTORS. CAPABLE AND EFFICIENT DISTRIBUTORS ARE ABLE TO ARRANGE FOR APPROPRIATE ADVERTISING AND PROMOTION, AND PROVIDE PROPER RELEASE DATES AND BOOKINGS IN FIRST-RUN AND OTHER THEATERS. THERE CAN BE NO ASSURANCE THAT PROFITABLE DISTRIBUTION ARRANGEMENTS WILL BE OBTAINED FOR THE PROJECT, THAT THE PROJECT CAN OR WILL BE DISTRIBUTED PROFITABLY, OR THAT THE PROJECT WILL BE DISTRIBUTED AT ALL.

9. LONG-TERM PROJECT – THE PRODUCTION AND DISTRIBUTION OF A MOTION PICTURE INVOLVES THE PASSAGE OF A SIGNIFICANT AMOUNT OF TIME. PRE-PRODUCTION ON A PROJECT MAY EXTEND FOR TWO TO THREE MONTHS, AND EVEN LONGER IN CERTAIN CIRCUMSTANCES. PRINCIPAL PHOTOGRAPHY MAY EXTEND FOR SEVERAL WEEKS OR MORE. POST-PRODUCTION MAY EXTEND FOR THREE TO FOUR MONTHS, AND EVEN LONGER IN CERTAIN CIRCUMSTANCES. DISTRIBUTION AND EXHIBITION OF MOTION PICTURES GENERALLY AND OF THE PROJECT MAY CONTINUE FOR YEARS BEFORE GROSS REVENUE OR NET PROCEEDS (AS DEFINED HEREIN) MAY BE GENERATED, IF AT ALL.

10. FOREIGN DISTRIBUTION – FOREIGN DISTRIBUTION OF A MOTION PICTURE (I.E., OUTSIDE THE UNITED STATES AND CANADA) MAY REQUIRE THE USE OF VARIOUS FOREIGN DISTRIBUTORS. SOME FOREIGN COUNTRIES MAY IMPOSE GOVERNMENT REGULATIONS ON THE DISTRIBUTION OF FILMS. IN ADDITION, REVENUES DERIVED FROM THE DISTRIBUTION OF THE PROJECT IN FOREIGN COUNTRIES, IF ANY, MAY BE SUBJECT TO CURRENCY CONTROLS AND OTHER RESTRICTIONS, WHICH MAY TEMPORARILY OR PERMANENTLY PREVENT THE INCLUSION OF SUCH REVENUE IN GROSS REVENUE.

11. INVESTING MEMBERS ARE LAST IN LINE – THE DISTRIBUTION OF A MOTION PICTURE TYPICALLY FLOWS FROM THE PRODUCER TO THE DISTRIBUTOR WHO IN TURN MAY DELIVER IT TO TERRITORIAL SUB-DISTRIBUTORS, WHO DISTRIBUTE IT TO THEATRICAL EXHIBITORS. THE BOX OFFICE RECEIPTS GENERATED BY A MOTION PICTURE TRAVEL THIS SAME ROUTE IN REVERSE. THE EXHIBITOR TAKES A CUT AND SENDS THE BALANCE TO THE SUB-DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE DISTRIBUTOR, WHO TAKES A CUT AND SENDS THE BALANCE TO THE PRODUCER. THE PROBLEM FOR THE INVESTING MEMBERS WITH THIS SYSTEM IS THAT SUCH INVESTING MEMBERS, WHO HAVE HAD THEIR MONEY AT RISK FOR THE LONGEST TIME, ARE AT THE TAIL END OF THE BOX OFFICE RECEIPTS CHAIN. THUS, IF THE COMPANY IN NEGOTIATING A DISTRIBUTION DEAL HAS TO RELY HEAVILY ON A PARTICIPATION AT SOME DEFINED LEVEL OF THE PROJECT'S REVENUE STREAM,

REVENUES TO THE COMPANY, AND THUS TO INVESTING MEMBERS, ARE LIKELY TO BE THE LAST IN LINE TO BENEFIT FROM SUCH A REVENUE STREAM, IF ANY.

12. INDUSTRY CHANGES – NEITHER THE MANAGER NOR THE COMPANY CAN PREDICT THE EFFECT THAT RAPID TECHNOLOGICAL CHANGE, EMERGING DISTRIBUTION CHANNELS, OR ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE COMPANY, THE MANAGER, OR THE MOTION PICTURE INDUSTRY. THE ENTERTAINMENT INDUSTRY IN GENERAL, AND THE MOTION PICTURE INDUSTRY IN PARTICULAR, CONTINUE TO UNDERGO SIGNIFICANT CHANGES, PRIMARILY DUE TO TECHNOLOGICAL DEVELOPMENTS. DUE TO RAPID GROWTH OF TECHNOLOGY AND SHIFTING CONSUMER TASTES, NEITHER THE MANAGER NOR THE COMPANY CAN ACCURATELY PREDICT THE OVERALL EFFECT THAT TECHNOLOGICAL GROWTH OR THE AVAILABILITY OF ALTERNATIVE FORMS OF ENTERTAINMENT MAY HAVE ON THE POTENTIAL REVENUE FROM AND PROFITABILITY OF THE PROJECT. IN ADDITION, CERTAIN OUTLETS FOR THE DISTRIBUTION OF MOTION PICTURES MAY NOT OBTAIN THE PUBLIC ACCEPTANCE THAT IS OR WAS PREVIOUSLY PREDICTED. IF CERTAIN DISTRIBUTION CHANNELS ARE ACCEPTED BY THE PUBLIC, NEITHER THE MANAGER NOR THE COMPANY CAN ASSURE OFFEREES THAT THE COMPANY WILL BE SUCCESSFUL IN EXPLOITING SUCH CHANNELS. MOREOVER, TO THE EXTENT THAT OTHER DISTRIBUTION CHANNELS GAIN POPULAR ACCEPTANCE, IT IS POSSIBLE THAT DEMAND FOR EXISTING DISTRIBUTION CHANNELS, SUCH AS HARD GOODS, WILL DECREASE. IF THE COMPANY IS UNABLE TO EXPLOIT NEW DISTRIBUTION CHANNELS TO THE SAME EXTENT EXPECTED AS EXISTING CHANNELS. COMPANY'S BUSINESS, OPERATIONS OR FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

13. PROJECT'S LIABILITIES – THE COMPANY WILL ACTIVELY PARTICIPATE IN THE PRODUCTION AND DISTRIBUTION OF THE PROJECT. BECAUSE INSURANCE COVERING SUCH LIABILITY MAY NOT BE AVAILABLE AT A REASONABLE COST, OR MAY SIMPLY NOT BE OBTAINED, THE ASSETS OF THE COMPANY MAY BE EXPOSED TO OPERATING RISKS THAT MAY ARISE FROM THE CREATION, EXPLOITATION, AND DISPOSITION OF THE PROJECT.

C. MANAGER'S DISCRETION REGARDING PRODUCTION AND DISTRIBUTION MATTERS

1. SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT, THE MANAGER HAS RESERVED THE SPECIFIC AUTHORITY TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WITH MOTION PICTURE OR TELEVISION STUDIOS, DISTRIBUTORS AND/OR OTHER THIRD PARTIES. PURSUANT TO THIS AUTHORITY, THE COMPANY, IN EXCHANGE FOR SUCH STUDIOS', DISTRIBUTORS AND/OR OTHER THIRD PARTIES' ASSISTANCE IN PRODUCING, DISTRIBUTING AND/OR OTHERWISE EXPLOITING THE PROJECT, MAY COMMIT TO PAY SUCH PARTIES OUT OF REVENUES GENERATED BY THE PROJECT AT A POINT IN THE PROJECT'S REVENUE STREAM PRIOR TO COMPANY'S RECEIPT OF ITS GROSS REVENUE. SUCH AGREEMENTS MAY INCLUDE, BUT ARE NOT LIMITED TO, FLAT FEE ARRANGEMENTS, NEGATIVE PICKUP DEALS, OR AN OUTRIGHT SALE OF THE PROJECT, IF IN THE JUDGMENT OF THE MANAGER SUCH A SALE WOULD BE IN THE BEST INTERESTS OF THE COMPANY. IN ADDITION, SUBJECT TO THE TERMS AND CONDITIONS OF THE LLC AGREEMENT, THE MANAGER HAS RESERVED THE RIGHT

(1) TO PRODUCE THE PROJECT AND SEEK THE MOST ADVANTAGEOUS DISTRIBUTION AGREEMENT FOR THE PROJECT, AND (2) TO ENTER INTO AGREEMENTS ON BEHALF OF THE COMPANY WHICH PROVIDE THAT PERSONS RENDERING SERVICES, OTHER MATERIALS, OR FACILITIES IN CONNECTION WITH THE DEVELOPMENT, PRODUCTION, DISTRIBUTION, OR OTHER EXPLOITATION OF THE PROJECT SHALL RECEIVE, AS SALARY OR OTHER COMPENSATION, DEFERRED AMOUNTS OR A PERCENTAGE PARTICIPATION IN COMPANY REVENUE. SUCH RELIANCE ON THE DISCRETION OF THE MANAGER PLACES A GREATER EMPHASIS ON THE MANAGER'S SKILLS AND JUDGMENT AND THOSE OF THE MANAGER'S ADVISORS. THEREFORE, IT IS IMPERATIVE THAT PROSPECTIVE NON-MANAGING MEMBERS CAREFULLY EXAMINE THE ABILITIES OF SUCH MANAGER AND THE MANAGER'S ADVISORS BEFORE CHOOSING TO PROVIDE ANY SUBSCRIPTION HEREUNDER.

2. DISTRIBUTIONS AND LIQUIDITY - DISTRIBUTION OF THE COMPANY'S PROCEEDS TO THE MEMBERS WILL PROVIDE A PRIMARY SOURCE OF DISTRIBUTABLE CASH OR SECURITIES TO THE MEMBERS. THE MANAGER WILL HAVE ABSOLUTE DISCRETION IN THE TIMING OF SUCH DISTRIBUTIONS, IF ANY, SUBJECT TO THE TERMS AND CONDITIONS OF THIS AGREEMENT. THERE CAN BE NO ASSURANCE THAT THERE WILL BE ANY DISTRIBUTIONS OR THAT AGGREGATE DISTRIBUTIONS, IF ANY, WILL EQUAL OR EXCEED THE MEMBERS' INVESTMENT IN THE COMPANY.

D. INVESTMENT-RELATED RISK

1. AN INVESTOR WHO PURCHASES INTERESTS IN THE COMPANY SHOULD BE AWARE THAT THE INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND THEY RISK LOSING HIS, HER, OR ITS ENTIRE INVESTMENT.

2. ILLIQUIDITY OF INVESTMENT – THERE IS NO PUBLIC MARKET FOR THE INTERESTS AND ONE IS NOT EXPECTED TO DEVELOP. EACH INVESTOR SHOULD BE AWARE THAT HE, SHE, OR IT MUST BEAR THE RISKS OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE ANY TRANSFER, SALE, OR ASSIGNMENT OF THE INTERESTS IS SUBJECT TO THE CONSENT OF THE MANAGER IN ITS DISCRETION. FURTHERMORE, THE INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY OTHER APPLICABLE LAW. THEREFORE, THE MEMBERSHIP INTERESTS CANNOT BE SOLD AND MUST BE HELD INDEFINITELY UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE 1933 ACT, AND ANY OTHER APPLICABLE LAW, OR, IN THE OPINION OF THE MANAGER, EXEMPTIONS FROM SUCH REGISTRATION ARE AVAILABLE. ANY SUCH REGISTRATION IS UNLIKELY TO OCCUR IN THE FUTURE. IN ADDITION, NO SALE, TRANSFER, OR ASSIGNMENT OF AN INTEREST WILL BE PERMITTED IF, IN THE OPINION OF COUNSEL FOR THE COMPANY, SUCH SALE, TRANSFER, OR ASSIGNMENT WOULD VIOLATE THE STATUS OF THE ORIGINAL SALE OF THE INTERESTS WHICH FORMED THE BASIS FOR THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, OR ANY APPLICABLE STATE SECURITIES LAWS, PURSUANT TO WHICH SUCH INTERESTS WERE OFFERED, OR CAUSE A TERMINATION OF THE ENTITY'S TREATMENT AS A COMPANY FOR FEDERAL INCOME TAX PURPOSES. AS A RESULT OF THESE RESTRICTIONS, MEMBERS MAY NOT BE ABLE TO LIQUIDATE THEIR INVESTMENT IN THE EVENT OF AN EMERGENCY, AND THE INTERESTS MAY NOT BE READILY ACCEPTED AS COLLATERAL FOR A LOAN.

3. INHERENT UNCERTAINTY OF PROJECTIONS – THE INDICATIVE CASHFLOWS AND CERTAIN FORWARD-LOOKING STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND OTHER INFORMATION AVAILABLE TO THE MANAGER. HOWEVER, THE UNDERLYING ESTIMATES, ASSUMPTIONS, AND FUTURE EVENTS ARE INHERENTLY UNCERTAIN, AND UNANTICIPATED EVENTS MAY OCCUR WHICH WOULD CAUSE ACTUAL RESULTS TO VARY, PERHAPS MATERIALLY FROM ANY FORECAST RESULTS. EACH INVESTOR SHOULD BE AWARE THAT MANY FILMS DO NOT GET RELEASED, OR IF RELEASED ARE NOT COMMERCIALLY SUCCESSFUL AND LOSE MONEY. AS A CONSEQUENCE, EACH INVESTOR SHOULD BE AWARE THAT NEITHER THE COMPANY NOR THE MANAGER GUARANTEE OR WARRANT ANY SPECIFIC PROJECTED RESULT OF AN INVESTMENT IN THE COMPANY. ACCORDINGLY, INVESTORS SHOULD RETAIN AND RELY UPON THE ADVICE OF THEIR OWN PROFESSIONAL ADVISORS WITH RESPECT TO THEIR INDIVIDUAL SUITABILITY FOR AN INVESTMENT IN THE COMPANY AND THE TAX CONSEQUENCES RESULTING THEREFROM.

E. CONCLUSION – THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY.

EXHIBIT F

TAX CONSIDERATIONS

THIS OFFERING IS MADE ON THE BASIS OF THE COMPLEXITIES OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY, AND PARTICIPATION IN THE COMPANY SHOULD BE CONSIDERED BY A PROSPECTIVE INVESTOR ONLY AFTER OBTAINING ADEQUATE TAX COUNSELING FROM THE PROSPECTIVE INVESTOR'S OWN TAX ADVISOR. IN PARTICULAR, NO PROSPECTIVE INVESTOR SHOULD INVEST IN THE INTERESTS FOR THE PURPOSE OF OBTAINING A TAX BENEFIT WITHOUT CONSULTING HIS, HER, OR ITS OWN TAX ADVISOR.

PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE ("IRS") MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES IN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), OR THE REGULATIONS OR RULINGS OR OTHER DECISIONS AFTER THE DATE OF THIS MEMORANDUM MAY ADVERSELY AFFECT THE TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

THE FOLLOWING IS MERELY A SUMMARY OF SOME IMPORTANT FEDERAL INCOME TAX RISKS AND CONSIDERATIONS AFFECTING THE COMPANY AND PROSPECTIVE INVESTORS. IT DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL THE PROVISIONS DISCUSSED NOR A COMPLETE LISTING OF ALL POTENTIAL TAX RISKS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE EXTENT TO WHICH THESE RULES WILL AFFECT THEM.

1. SCOPE OF THE DISCUSSION; CHANGES IN TAX LAWS – THE FOLLOWING GENERAL DISCUSSION OF CERTAIN FEDERAL INCOME TAX ASPECTS OF AN INVESTMENT IN THE COMPANY IS BASED UPON THE CURRENT PROVISIONS OF THE CODE, THE EXISTING AND PROPOSED REGULATIONS THEREUNDER ("REGULATIONS"), PUBLISHED RULINGS AND PROCEDURES OF THE IRS, AND COURT DECISIONS. NO ASSURANCE CAN BE GIVEN THAT LEGISLATIVE OR ADMINISTRATIVE CHANGES OR COURT DECISIONS WILL NOT OCCUR THAT WOULD REQUIRE SIGNIFICANT MODIFICATION OF THE STATEMENTS EXPRESSED IN THIS SECTION. NOR CAN ASSURANCE BE GIVEN THAT SUCH CHANGES MAY NOT BE RETROACTIVE WITH RESPECT TO TRANSACTIONS ENTERED INTO PRIOR TO THE OCCURRENCE OF SUCH CHANGES. THE COMPANY HAS NOT REQUESTED, AND DOES NOT INTEND TO REQUEST, ANY TAX RULINGS FROM THE IRS OR AN OPINION OF LEGAL COUNSEL WITH RESPECT TO ANY TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

2. COMPANY CLASSIFICATION – THE COMPANY WILL LIKELY BE TREATED AS A PARTNERSHIP FOR U.S. FEDERAL INCOME TAX PURPOSES UNLESS AN ELECTION IS MADE TO TREAT THE COMPANY AS A CORPORATION. THE MANAGER MAY MAKE AN ELECTION TO TREAT THE COMPANY AS A CORPORATION. A PARTNERSHIP IS NOT SUBJECT, AS AN ENTITY, TO FEDERAL INCOME TAX. INSTEAD, EACH MEMBER IS REQUIRED TO TAKE INTO ACCOUNT, IN DETERMINING HIS, HER, OR ITS FEDERAL INCOME TAX, HIS, HER, OR ITS DISTRIBUTIVE SHARE OF THE COMPANY'S INCOME, GAINS, LOSSES, DEDUCTIONS AND CREDITS, WHETHER OR NOT ANY ACTUAL CASH DISTRIBUTIONS ARE MADE TO SUCH MEMBER. A MEMBER OF A PARTNERSHIP MAY

OFFSET HIS, HER, OR ITS SHARE OF COMPANY LOSSES IN A TAXABLE YEAR AGAINST HIS, HER, OR ITS INCOME FROM OTHER SOURCES IN SUCH YEAR, SUBJECT TO CERTAIN LIMITATIONS, INCLUDING THE BASIS, AT-RISK, AND PASSIVE ACTIVITY LOSS LIMITATIONS.

3. INSUFFICIENT CASH DISTRIBUTIONS – EACH MEMBER IS REQUIRED TO TAKE INTO ACCOUNT IN DETERMINING HIS, HER, OR ITS FEDERAL INCOME TAX LIABILITY HIS, HER, OR ITS DISTRIBUTIVE SHARE OF INCOME, GAINS, LOSSES, DEDUCTIONS, AND CREDITS OF THE COMPANY IRRESPECTIVE OF ANY CASH DISTRIBUTIONS MADE TO SUCH MEMBER DURING THE TAXABLE YEAR. NO GUARANTEED MINIMUM ANNUAL DISTRIBUTION IS INTENDED WITH RESPECT TO THE INTERESTS. IF AND WHEN A CASH DISTRIBUTION IS MADE TO THE MEMBERS, THERE CAN BE NO ASSURANCE THAT IT WILL BE SUFFICIENT TO SATISFY THE INCOME TAX LIABILITY RESULTING FROM THE OWNERSHIP OF INTERESTS.

4. OVERVIEW OF THE TREATMENT OF CERTAIN DEDUCTIONS – THE COMPANY WILL ATTEMPT TO DEDUCT ALL OF THE ITEMS DESCRIBED BELOW IN THE TIME AND MANNER SET FORTH BELOW AT AS EARLY A TIME AS THE MANAGER BELIEVES THE LAW PERMITS. HOWEVER, THERE ARE MANY FACTUAL AND LEGAL QUESTIONS INVOLVED WITH RESPECT TO THE AVAILABILITY AND TIMING OF DEDUCTIONS, ONLY SOME OF WHICH ARE DISCUSSED BELOW. THERE CAN BE NO ASSURANCE THAT DEDUCTIONS CLAIMED BY THE COMPANY WILL BE ACCEPTED BY THE IRS OR BY A COURT IN ALL INSTANCES.

5. ALLOCATIONS – EACH MEMBER'S ALLOCABLE SHARE OF OVERALL NET INCOME OR LOSS, AS WELL AS ANY ITEM OF INCOME, GAIN, LOSS, DEDUCTION, OR CREDIT RECOGNIZED BY THE COMPANY, WILL BE BASED UPON THE VARIOUS ALLOCATIONS OF SUCH ITEMS SET FORTH HEREIN, UNLESS THE ALLOCATION IS FOUND NOT TO HAVE "SUBSTANTIAL ECONOMIC EFFECT". THE MANAGER BELIEVES THAT THE ALLOCATIONS SHOULD HAVE "SUBSTANTIAL ECONOMIC EFFECT" BECAUSE THE MANAGER INTENDS TO MAINTAIN CAPITAL ACCOUNTS IN ACCORDANCE WITH THE REGULATIONS, DISTRIBUTE LIQUIDATION PROCEEDS IN ACCORDANCE WITH THE MEMBERS' CAPITAL ACCOUNT BALANCES, AND INCLUDE IN THE OPERATING AGREEMENT QUALIFIED INCOME OFFSET AND MINIMUM GAIN CHARGE-BACK PROVISIONS. IN ADDITION, ALLOCATIONS ATTRIBUTABLE TO NON-RECOURSE DEBT, IF ANY, WILL BE DETERMINED NO DIFFERENTLY THAN ANY OTHER ALLOCATIONS.

SHOULD THE IRS, ON AUDIT, MAKE A DETERMINATION WITH RESPECT TO ANY TAX ASPECTS OF THE COMPANY, WHICH THE MANAGER DEEMS IS DETRIMENTAL TO THE COMPANY OR THE MEMBERS, THE MANAGER MAY EMPLOY ANY LEGAL MEANS NECESSARY TO CHALLENGE AND/OR DEFEND AGAINST THE IRS' DETERMINATION. THIS COULD INVOLVE THE INCURRENCE OF SIGNIFICANT LEGAL AND ACCOUNTING FEES.

6. LIMITATIONS OF DEDUCTION OF LOSSES – A MEMBER WILL BE SUBJECT TO CERTAIN LIMITATIONS RELATED TO THE ABILITY TO DEDUCT LOSSES ALLOCATED FROM THE COMPANY TO HIM OR HER OR IT DURING ANY YEAR. DUE TO THE PASSIVE ACTIVITY LOSS LIMITATION AND OTHER LIMITATIONS DESCRIBED HEREIN, NO MEMBER SHOULD ASSUME, AND NO REPRESENTATION IS MADE HEREIN, THAT A TAX

DEDUCTION OR CREDIT WILL BE AVAILABLE TO HIM OR HER OR IT FROM THE COMPANY TO REDUCE SUCH MEMBER'S FEDERAL INCOME TAX OR FEDERAL TAXABLE INCOME.

7. BASIS LIMITATION – A MEMBER IS ALLOWED TO DEDUCT HIS OR HER OR ITS DISTRIBUTIVE SHARE OF THE COMPANY'S LOSSES OR DEDUCTIONS FOR ANY TAXABLE YEAR ONLY TO THE EXTENT OF THE MEMBER'S ADJUSTED BASIS OF HIS OR HER OR ITS INTERESTS AT THE END OF SUCH YEAR. LOSSES THAT EXCEED SUCH ADJUSTED BASIS MAY BE CARRIED FORWARD INDEFINITELY AND, SUBJECT TO OTHER APPLICABLE LIMITATIONS, DEDUCTED IN SUCCEEDING YEARS TO THE EXTENT SUCH ADJUSTED BASIS AT THE END OF EACH SUCH SUCCEEDING YEAR EXCEEDS ZERO BEFORE REDUCTION BY ANY LOSS FOR SUCH YEAR. IN ADDITION, ANY MONEY DISTRIBUTED (OR DEEMED DISTRIBUTED) TO A MEMBER IN EXCESS OF HIS OR HER OR ITS ADJUSTED BASIS IN HIS OR HER OR ITS INTERESTS WILL BE TAXED AS GAIN FROM THE SALE OR EXCHANGE OF HIS OR HER OR ITS INTERESTS.

8. PASSIVE ACTIVITY LOSS LIMITATION – THE INTERESTS SHOULD BE TREATED AS AN INVESTMENT IN A PASSIVE ACTIVITY, AND THE MEMBERS WILL NOT BE ACTIVELY OR MATERIALLY PARTICIPATING IN THE MANAGEMENT OF THE COMPANY. THUS, LOSSES GENERATED BY THE COMPANY AND ALLOCATED TO A MEMBER MAY DEDUCT IN ANY TAXABLE YEAR SOLELY TO THE EXTENT OF SUCH MEMBER'S PASSIVE ACTIVITY INCOME AND CREDITS GENERALLY WILL BE LIMITED TO THE TAX ALLOCABLE TO THE PASSIVE ACTIVITIES. ANY DISALLOWED LOSS OR CREDIT FROM A PASSIVE ACTIVITY WILL BE TREATED AS A DEDUCTION OR CREDIT ALLOCABLE TO SUCH ACTIVITY IN THE NEXT TAXABLE YEAR. THE PASSIVE LOSS RULES PROVIDE THAT UPON A FULLY TAXABLE DISPOSITION OF THE TAXPAYER'S ENTIRE INTEREST IN A PASSIVE ACTIVITY, ANY SUSPENDED LOSSES WILL BE DEDUCTIBLE WITHOUT REGARD TO THE AMOUNT OF PASSIVE INCOME. HOWEVER, CREDITS THAT ARE NOT RELATED TO THE MEASUREMENT OF REAL ECONOMIC LOSSES OF THE TAXPAYER WILL NOT BECOME ALLOWABLE MERELY BY REASON OF A DISPOSITION, BUT ONLY WHEN SUFFICIENT TAX ON PASSIVE INCOME IS REALIZED. THE PASSIVE LOSS RULES APPLY TO INDIVIDUALS, ESTATES, TRUSTS, CLOSELY HELD CORPORATIONS, AND ANY PERSONAL SERVICE CORPORATION. INCOME ALLOCABLE TO A MEMBER WILL GENERALLY BE FILM INCOME, AND MEMBERS SUBJECT TO THE PASSIVE ACTIVITY LOSS RULES WILL NOT BE ABLE TO DEDUCT PASSIVE LOSSES AGAINST SUCH INCOME.

9. AT-RISK LIMITATION – EACH MEMBER'S DEDUCTION OF HIS OR HER OR ITS SHARE OF ALLOCABLE LOSSES FROM THE COMPANY WILL BE LIMITED TO SUCH MEMBER'S CASH CONTRIBUTIONS PLUS THE MEMBER'S SHARE OF ANY QUALIFIED NON-RECOURSE FINANCING.

10. CAPITAL LOSS LIMITATION – NON-CORPORATE MEMBERS ARE ABLE TO DEDUCT CAPITAL LOSSES SOLELY TO THE EXTENT OF CAPITAL GAINS PLUS $3,000. CORPORATE MEMBERS ARE ABLE TO DEDUCT CAPITAL LOSSES SOLELY TO THE EXTENT OF CAPITAL GAINS. UNUSED CAPITAL LOSSES MAY BE CARRIED FORWARD TO FUTURE TAX YEARS.

11. MISCELLANEOUS ITEMIZED EXPENSES – A NON-CORPORATE MEMBER'S DEDUCTION OF MISCELLANEOUS ITEMIZED EXPENSES IS LIMITED TO THE EXCESS OF THOSE AMOUNTS OVER 2% OF THE INDIVIDUAL'S ADJUSTED GROSS INCOME. THIS

LIMITATION MAY APPLY TO NON-CORPORATE MEMBER'S SHARE OF THE COMPANY'S EXPENSES. ALSO, SUCH EXPENSES WILL NOT BE ALLOWED IN CALCULATING ALTERNATIVE MINIMUM TAXABLE INCOME.

12. CASH DISTRIBUTIONS – CASH DISTRIBUTIONS GENERALLY WILL NOT BE TAXABLE AS INCOME TO A MEMBER TO THE EXTENT OF HIS, HER, OR ITS BASIS IN HIS, HER, OR ITS INTERESTS IMMEDIATELY BEFORE THE DISTRIBUTION, BUT THE AMOUNT RECEIVED WILL REDUCE THE BASIS OF SUCH INTERESTS (BUT NOT BELOW ZERO). CASH DISTRIBUTIONS IN EXCESS OF SUCH BASIS GENERALLY WILL BE CONSIDERED TO BE GAIN FROM THE SALE OR EXCHANGE OF THE MEMBER'S INTERESTS, TAXABLE IN ACCORDANCE WITH THE RULES DESCRIBED BELOW WITH RESPECT TO A SALE OR OTHER DISPOSITION OF INTERESTS. A REDUCTION IN A MEMBER'S SHARE OF COMPANY LIABILITIES MAY BE TREATED AS A DISTRIBUTION OF CASH TO SUCH MEMBER.

13. SALE OR OTHER DISPOSITION OF INTERESTS – GAIN OR LOSS REALIZED ON THE SALE OR EXCHANGE OF ALL OR PART OF A MEMBER'S INTERESTS WILL GENERALLY BE TREATED AS CAPITAL GAIN OR LOSS. A CAPITAL LOSS UPON A SALE OR EXCHANGE MAY BE SUBJECT TO SEVERE LIMITATIONS ON DEDUCTIBILITY ON THE MEMBERS' TAX RETURNS.

14. STEP-UP IN BASIS ELECTION – IN THE CASE OF A TRANSFER OF A COMPANY INTEREST BY SALE OR AS A RESULT OF THE DEATH OF A MEMBER, THE TRANSFEREE OF SUCH COMPANY INTEREST IS TREATED AS THOUGH HE OR SHE HAD ACQUIRED AN INTEREST DIRECTLY IN HIS, HER, OR ITS SHARE OF THE ASSETS OF THE COMPANY, WITH A NEW TAX BASIS FOR SUCH ASSETS EQUAL IN THE AGGREGATE TO THE TRANSFEREE'S BASIS IN HIS OR HER OR ITS COMPANY INTEREST AT THE DATE OF ACQUISITION. THE MANAGER HAS THE RIGHT, IN ITS SOLE AND ABSOLUTE DISCRETION, TO MAKE OR DECLINE TO MAKE AN ELECTION WHICH WOULD RESULT IN SUCH TRANSFEREE OBTAINING THE BENEFIT OF A "STEPPED-UP" BASIS FOR PURPOSES OF DETERMINING GAIN OR LOSS ON THE SALE OF THE COMPANY'S ASSETS, IF SUCH TRANSFEREE'S BASIS IS GREATER THAN HIS, HER, OR ITS SHARE OF THE COMPANY'S BASIS FOR ITS ASSETS. THE FAILURE TO MAKE SUCH AN ELECTION DOES NOT AFFECT THE RIGHT OF THE MANAGER TO MAKE OR DECLINE TO MAKE SUBSEQUENT ELECTIONS. THE MANAGER'S DECISION REGARDING THE MAKING OF SUCH AN ELECTION SHALL BE MADE IN THE BEST INTEREST OF THE COMPANY BASED ON THE ADVICE OF COUNSEL AND THE COMPANY'S ACCOUNTANTS.

15. LIQUIDATION OF THE COMPANY – A MEMBER WILL NOT ORDINARILY RECOGNIZE GAIN OR LOSS UPON TERMINATION OF THE COMPANY AND DISTRIBUTION OF THE COMPANY'S ASSETS TO THE MEMBERS. HOWEVER, GAIN WOULD BE RECOGNIZED TO THE EXTENT OF ANY CASH DISTRIBUTION IN EXCESS OF THE ADJUSTED BASIS OF THE MEMBER'S INTEREST IN THE COMPANY IMMEDIATELY BEFORE DISTRIBUTION. GENERALLY, A LOSS WOULD NOT BE RECOGNIZED UNLESS A MEMBER RECEIVES ONLY CASH AND THEN ONLY TO THE EXTENT THAT THE MEMBER'S ADJUSTED TAX BASIS IN HIS, HER, OR ITS COMPANY INTEREST EXCEEDS THE SUM OF ANY CASH RECEIVED.

16. TAX ACCOUNTING – THE COMPANY WILL BE REQUIRED TO FILE AN INFORMATION TAX RETURN. THE MANAGER INTENDS TO PROVIDE INFORMATION ON ITS OPERATIONS TO ALL MEMBERS (AND ANY ASSIGNEES OF INTERESTS NOT YET ADMITTED AS SUBSTITUTED MEMBERS) WITHIN 90 DAYS AFTER THE CLOSE OF EACH FISCAL YEAR OF THE COMPANY FOR THE MEMBERS' USE IN PREPARATION OF THEIR INCOME TAX RETURNS.

FIRST AMENDMENT TO
OPERATING AGREEMENT OF
OPTIMISTIC PRODUCTIONS LLC

Effective as of September 18, 2026

This First Amendment to Operating Agreement (this "Amendment") is entered into by Optimistic Productions LLC, a Delaware limited liability company (the "Company"), by Tyler Donahue as its Manager, and is approved and executed by Moonshots LIVE LLC ("Moonshots"), as the outgoing Member, and Tyler Donahue ("Tyler"), individually as the incoming sole Member.

RECITALS

(A) The Company is governed by that certain Operating Agreement effective as of August 27, 2026 (as amended by this Amendment, the "Agreement").

(B) Pursuant to the Consent and Waiver of Moonshots LIVE LLC, the Assignment and Assumption of Membership Interest between Moonshots and Tyler, and the Joinder Agreement executed by Tyler, Moonshots has transferred its entire Membership Interest, representing a one hundred percent (100%) Percentage Interest, to Tyler.

(C) Tyler has been admitted as the sole Member of the Company and appointed as the Manager, and Moonshots has ceased to be a Member and the Manager, in each case effective at the Closing contemplated by those instruments.

(D) Section 12.12 of the Agreement requires amendments to be in writing and signed by all Members, subject to the exceptions stated therein, and Section 5.3(f) requires the written consent of the Majority Interest for amendments, subject to Section 12.12.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. DEFINED TERMS

Capitalized terms used but not defined in this Amendment have the meanings given in the Agreement.

2. AMENDMENT AND RESTATEMENT OF EXHIBIT A

Exhibit A to the Agreement is amended and restated in its entirety as follows:

EXHIBIT A
MEMBERS

MANAGER MEMBERS

Member	Contact	Percentage Interest	Cash Capital Contribution	Other Capital Contribution
Tyler Donahue	Address: 4133 Redwood Ave, Unit 2036, Los Angeles CA, 90066 Email: tyler@moonshots.com	100%* of 100%	—	Management services

**For the avoidance of doubt, pursuant to Section 5.1 of the Agreement, the Manager shall have the right to allocate third party Profit Participation to third parties providing services on the Project from the "Producer's Share of Net Proceeds". The Producer's Share of Net Proceeds shall be reducible on a point-by-point basis by the amount of Profit Participations granted to third parties.*

NON-MANAGER MEMBERS

Member	Contact	Percentage Interest**†	Cash Capital Contribution	Other Capital Contribution
N/A	—	Pro Rata of 50% of 100%	—	N/A

*** It is agreed and understood that the non-manager Members' Percentage Interest shall not exceed Fifty percent (50%), collectively (i.e., the "Investor's Share of Net Proceeds"). For the avoidance of doubt, pursuant to Section 4.3, this shall be subject to dilution for Additional Members contributing Cash Capital Contributions and/or Other Capital Contributions.*

†Subject to receipt of a signed Subscription Agreement and acceptance by the Company of the Subscription Price as defined in the Subscription Agreement.

3. **AMENDMENT AND RESTATEMENT OF EXHIBIT B**

Exhibit B to the Agreement is amended and restated in its entirety as follows:

EXHIBIT B
MANAGER

Manager	Contact	Percentage Interest
Tyler Donahue	Address and email set forth in Exhibit A	See Exhibit A

4. **AMENDMENT TO SECTION 8.5**

The sentence in Section 8.5 of the Agreement that reads, “Each principal of Manager (i.e., Tyler Donahue and Ken Machida) acting alone, may endorse checks, drafts, or other evidence of indebtedness to the Company for the sole purpose of depositing them in the Company accounts,” is deleted and replaced in its entirety with the following:

> *“Tyler Donahue, as Manager, acting alone, may endorse checks, drafts, or other evidence of indebtedness to the Company for the sole purpose of depositing them in the Company accounts.”*

5. **CONFIRMATION OF MEMBER AND MANAGER**

The Company, Moonshots, and Tyler confirm that, effective at the Closing, Tyler is the sole Member, holds one hundred percent (100%) of the Membership Interest and a one hundred percent (100%) Percentage Interest, and is the Manager. Moonshots is no longer a Member or the Manager.

6. **RATIFICATION; CONTINUING EFFECT**

Except as expressly amended by this Amendment, all terms and conditions of the Agreement remain unchanged, are ratified and confirmed, and remain in full force and effect. If this Amendment conflicts with the Agreement, this Amendment controls.

7. **GOVERNING LAW; COUNTERPARTS**

(a) **Governing Law.** This Amendment and all disputes arising under or in connection with it are governed by the internal laws of the State of Delaware, without regard to conflicts-of-law principles.

(b) **Counterparts.** This Amendment may be executed in counterparts and by electronic or PDF signature, each of which is deemed an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the Company and all Members, including the outgoing and incoming Members, have executed this Amendment as of the dates set forth below.

OPTIMISTIC PRODUCTIONS LLC

Company

By: Tyler Donahue

Printed Name: Tyler Donahue

Title: Manager

Date: 9/19/2026

TYLER DONAHUE

Individually, as sole Member

By: Tyler Donahue

Printed Name: Tyler Donahue

Title: Manager

Date: 9/19/2026

MOONSHOTS LIVE LLC

Outgoing Member

By:

Printed Name: Peter Diamandis

Title: Authorized Signatory

Date: 9/20/2026

EXHIBIT G

Finalist Biographical Information

The information below was furnished by each finalist in connection with onboarding with the Intermediary and is reproduced as furnished. The Issuer has not independently verified it. Information identified as to be provided had not been furnished as of the date of this Form C.

The Thorne Protocol

James Ryan Williams

Biography. J. Ryan Williams is Chief Revenue Officer at Supernal AI. He built a $58M sales team in 22 months at AdRoll, has coached 400+ founders and leaders, and has been an invited speaker at Stanford, Berkeley, the University of Chicago, LinkedIn, Salesforce, and Adobe.

Education.
BA, Education and Sociology, Principia College
MSW, University of Chicago

Work history. Chief Revenue Officer, Supernal AI (2025 to present)
Founder, Executive Coach and Startup Advisor, independent practice (2015 to 2025). A decade coaching founders and revenue leaders, including leaders from Zoom, Airbnb, Lyft, and Asana.

Nobody Dies On Mars

Verena Puhm

Biography. Founder and CEO of Matriarch, an L.A.-based AI-native tech-entertainment studio, and a Sundance-featured filmmaker whose work spans CNN, BBC, and Netflix. Formerly Head of Luma AI's Dream Lab LA, where she built the first cinematic R&D studio inside an AI company and led creative development of its foundational models and agentic canvas-based tools, she now advises Hollywood studios on AI and has been featured in Deadline, Forbes, and The Hollywood Reporter.

Education. Munich Film Academy - Acting Diploma
FH Salzburg, Austria: M.A. in Multimediaart
FH Salzburg, Austria: B.A. in Multimediaart

Work history. Founder and CEO of Matriarch
Head of Studio, Dream Lab LA, Luma AI
AI Advisor for Start ups and Hollywood Studios
Early adopter in the AI filmmaking space, consultant, host, panelist, keynote speaker for Ai on the Lot, Upscale, MIPCOM, Sundance, etc.
Independent AI creative director and artist for Secret Level and Native Foreign
TV Writer for Wiedemann & Berg TV, Red Bull Media/Terra Mater Studios

Senti

Isen Robbins

Biography. Isen Robbins is a film producer and co-founder of Intrinsic Value Films, with nearly 50 features and 10 Sundance selections. He is the writer and director of SENTI, a Top 5 finalist in the Future Vision XPRIZE.

Education. College of Staten Island, City University of New York — Bachelor's degree in Cinema and Master's degree in Cinema Studies. Also attended New York University for graduate study.

Work history. Recent producing credits include Phil Allocco's 5 Lbs of Pressure, starring Luke Evans and Alex Pettyfer; Ash Avildsen's Queen of the Ring, starring Emily Bett Rickards and Josh Lucas; Salvador Litvak's Guns &

Moses, starring Mark Feuerstein and Neal McDonough; and Ritesh Gupta's The Red Mask, starring Helena Howard and Inanna Sarkis.

The Gifted

Jeffrey Thomas

Biography. Director of over half a billion USD in scripted TV for Disney, Netflix, Prime Video and Skydance. Creator of the AI anthology series Blurred Horizon.

Education. College Graduate of Northbrook College of Art and Design, UK (Film and TV).
Studied - computer science at Gorseinon College, Wales.
Studied Business and finance at Gorseinon College, Wales.
Studied at Pontardawe School & Ysgol y Wern, Wales. In the neighboring town to Matthew Rhys.

Work history. Director on FUBAR, the Netflix show with Arnold Schwarzenegger and Oscar nominee Monica Barbaro.
Director and lead AI artist on the No. 1 Prime Video show House of David. The show mixed AI, volume screen work and live action. The show employed over 700 cast and crew.
Director of six episodes of Tracker for CBS and Paramount+, the No. 1 show on network television.
Director and executive producer on Big Sky, producing and directing 31 episodes in 18 months for Disney and Hulu.
Wrote, created, produced and directed the six-part anthology series Blurred Horizon, one of the first full-length TV series ever made with generative AI. It used a team of over 30 people around
the world, from LA to Taiwan, and starred Rosa Salazar (Alita in Alita: Battle Angel and star of Undone on Prime Video), Ryan O'Nan (Fargo, Ray Donovan) and Patrick Gallagher (Captain
Marvel, Night at the Museum).

Slingshot

Hal Watmough

Biography. BAFTA-winning filmmaker with over twenty years' experience in production.
Now the Filmmaker and Head of Post at Wonder Studios

Education. I dropped out of school at 16 to work so my education only goes up to high school, which was Michael Hall Steiner School.

Work history. The last 3 yrs I was a senior editor working for all the major broadcasters in the UK including BBC, Sky, Discovery etc. I won a BAFTA in 2023, I won the first Global AI animation competition, I worked with Google as part of their Flow Sessions and join Wonder Studios in May this year after producing the Trials with them which won the Australian International Short Film, was one of the first AI films played at TriBeCa this year and was featured in Forbes.

EXHIBIT H

Finalist Acknowledgments

FUTURE VISION XPRIZE — Grand Prize Outline of Terms

This document is a plain-English summary of the operating agreement and related documents the grand prize winner will sign on September 25. It is a primer, not a contract — it binds no one.

We are sharing it with all five finalists now so you can see the structure of the deal before the finale. What we are asking for is a thumbs-up on the general structure, so the winner can move forward without surprises. The final documents may differ in detail, but not in the structure described here. The winner signs the binding documents after the announcement.

1. The deal

The grand prize is **$2.5 million in grant production funding for your feature film, plus $100,000 in cash.**

- The $2.5 million goes into **Optimistic Productions LLC**, a company formed to produce the film. It is not paid to you.
- The $100,000 is paid to you.
- You own **90% of the company** and you manage it. The prize sponsor or its affiliate (the "Affiliate") holds 10% and does not manage it.
- You lead the film creatively as the company's manager, **subject to Range's approvals in Section 3** and to the approvals that come with the production agreement and with any financing the film takes on.

Your 90% is a starting point, not a fixed share. Financing the film means giving other parties a share of its economics — usually as revenue participations, sometimes as equity. Your share of profits will come down, often substantially. What doesn't change is control: you remain the manager of the company, and financiers and crowd investors get no vote.

Your 90% is of net profits, not the film's gross, and is subject to customary third party participations. Standard deductions come first — e.g., collection costs, residuals, distribution fees and expenses, debt — then investors recoup, then profits split. Participations for cast, key hires, Range and Google come off ahead of that too. The exact waterfall is set in the financing documents.

Fans can also invest in the film through a Regulation CF offering on Republic. They receive a share of revenue, not ownership, and no vote.

The prize dollars above are what we are committing. Everything else — your role and any fees, Range's role and fees, the production plan — is negotiated after the announcement between you, Range and the Affiliate.

2. Your script

Your screenplay is assigned into the company so the film can be financed and made. You own 90% of that company and you run it. The company owns the film it makes, including sequel rights.

If the film doesn't get made, you get your script back. This is a standard reversion: if production hasn't started within [three] years, or the project is abandoned before then, the rights return to you. **The grant is not repayable. If third-party financiers have advanced money against the film by then, their customary repayment rights apply.**

You will sign a **Certificate of Authorship or Assignment Agreement** — the simple document every financed film requires from its writer, confirming the work is yours and original and has not been optioned, sold or promised to anyone else. If you wrote any part of it with someone else, or it has ever been shopped, tell us now.

3. Who else is at the table

Range Studios ("Range") has the right to attach to the project as producer to oversee the development, production and distribution of your film. Range's compensation, and approvals will be negotiated in good faith between you, Range, and PHD after the announcement, and will be on terms that are consistent with Range's precedent for similarly budgeted projects and Range's stature in the industry. For clarity, Range's compensation will include a producer fee and contingent compensation; Range will be entitled to two Producer credits, up to three Executive Producer credits, as well as a production company credit and a logo credit; Range will have creative approvals (including without limitation approval over director, cast, and other key hires) and business approvals (with such approvals subject to any applicable financier or distributor approvals); and Range will be entitled to other customary provisions (e.g., tie to subsequent productions).

Range has publicly committed to best efforts to arrange financing and produce the winning film at a total budget of up to $15 million or greater, contingent on that additional backing.

100 Zeros, the joint venture between Google and Range, is the production banner for the film. Google serves as producing partner through it:

- An on-screen production company credit for 100 Zeros
- Up to three executive producer credits for individuals Google designates

- You negotiate Google's participation with them in good faith, commensurate with those credits and the resources provided
- Google may provide tools and technical resources at no cost, subject to availability

4. What you decide, and what you don't

The Affiliate approves the **initial budget once**. After that the film is yours to run, and the budget carries a customary 10% contingency which is subject to customary third party approvals.

The Affiliate's consent is needed to:

- Make any single commitment over $100,000, or go past the contingency
- Sell, option or license the film or any rights in it
- Take on new equity or debt
- Pay you or your companies outside your approved fees
- Wind up the company
- Any other controls as set forth in the longform documentation

As between the Affiliate and you, budget and spending approvals are deemed given if we don't answer within five business days, so nothing stalls waiting on us.

How you can be removed as manager, and what happens to your ownership interest if that occurs, is set in the company's operating agreement.

5. What isn't guaranteed

- No guarantee of distribution, of release, or that the film gets made.
- Final cut and credits are subject to financier, distributor and guild requirements, as on any financed feature.
- The production will need guild signatory status, insurance, E&O coverage and possibly a completion bond.
- You will clear a background check and provide a short bio for the **Republic** public offering documents, and we may use your name, likeness and story in the campaign and press.
- Keep these terms confidential until the winner is announced.

The winner is announced on stage on September 25 and signs the documents that night. The other four finalists have no further obligation.

Acknowledgment

I have read this outline. I understand it is not a binding contract, that it applies only to the finalist named grand prize winner, and that the binding documents are signed after the announcement,

consistent with the above but subject to good faith negotiation and customary terms and conditions.

Finalist signature ________________________________

Printed name Isen Robbins

Date September 22 2026

FUTURE VISION XPRIZE — Grand Prize Outline of Terms

This document is a plain-English summary of the operating agreement and related documents the grand prize winner will sign on September 25. It is a primer, not a contract — it binds no one.

We are sharing it with all five finalists now so you can see the structure of the deal before the finale. What we are asking for is a thumbs-up on the general structure, so the winner can move forward without surprises. The final documents may differ in detail, but not in the structure described here. The winner signs the binding documents after the announcement.

1. The deal

The grand prize is **$2.5 million in grant production funding for your feature film, plus $100,000 in cash.**

- The $2.5 million goes into **Optimistic Productions LLC**, a company formed to produce the film. It is not paid to you.
- The $100,000 is paid to you.
- You own **90% of the company** and you manage it. The prize sponsor or its affiliate (the "Affiliate") holds 10% and does not manage it.
- You lead the film creatively as the company's manager, **subject to Range's approvals in Section 3** and to the approvals that come with the production agreement and with any financing the film takes on.

Your 90% is a starting point, not a fixed share. Financing the film means giving other parties a share of its economics — usually as revenue participations, sometimes as equity. Your share of profits will come down, often substantially. What doesn't change is control: you remain the manager of the company, and financiers and crowd investors get no vote.

Your 90% is of net profits, not the film's gross, and is subject to customary third party participations. Standard deductions come first — e.g., collection costs, residuals, distribution fees and expenses, debt — then investors recoup, then profits split. Participations for cast, key hires, Range and Google come off ahead of that too. The exact waterfall is set in the financing documents.

Fans can also invest in the film through a Regulation CF offering on Republic. They receive a share of revenue, not ownership, and no vote.

The prize dollars above are what we are committing. Everything else — your role and any fees, Range's role and fees, the production plan — is negotiated after the announcement between you, Range and the Affiliate.

2. Your script

Your screenplay is assigned into the company so the film can be financed and made. You own 90% of that company and you run it. The company owns the film it makes, including sequel rights.

If the film doesn't get made, you get your script back. This is a standard reversion: if production hasn't started within [three] years, or the project is abandoned before then, the rights return to you. **The grant is not repayable. If third-party financiers have advanced money against the film by then, their customary repayment rights apply.**

You will sign a **Certificate of Authorship or Assignment Agreement** — the simple document every financed film requires from its writer, confirming the work is yours and original and has not been optioned, sold or promised to anyone else. If you wrote any part of it with someone else, or it has ever been shopped, tell us now.

3. Who else is at the table

Range Studios ("Range") has the right to attach to the project as producer to oversee the development, production and distribution of your film. Range's compensation, and approvals will be negotiated in good faith between you and Range after the announcement, and will be on terms that are consistent with Range's precedent for similarly budgeted projects and Range's stature in the industry. For clarity, Range's compensation will include a producer fee and contingent compensation; Range will be entitled to two Producer credits, up to three Executive Producer credits, as well as a production company credit and a logo credit; Range will have creative approvals (including without limitation approval over director, cast, and other key hires) and business approvals (with such approvals subject to any applicable financier or distributor approvals); and Range will be entitled to other customary provisions (e.g., tie to subsequent productions).

Range has publicly committed to best efforts to arrange financing and produce the winning film at a total budget of up to $15 million or greater, contingent on that additional backing.

100 Zeros, the joint venture between Google and Range, is the production banner for the film. Google serves as producing partner through it:

- An on-screen production company credit for 100 Zeros
- Up to three executive producer credits for individuals Google designates

- You negotiate Google's participation with them in good faith, commensurate with those credits and the resources provided
- Google may provide tools and technical resources at no cost, subject to availability

4. What you decide, and what you don't

The Affiliate approves the **initial budget once**. After that the film is yours to run, and the budget carries a customary 10% contingency which is subject to customary third party approvals.

The Affiliate's consent is needed to:

- Make any single commitment over $100,000, or go past the contingency
- Sell, option or license the film or any rights in it
- Take on new equity or debt
- Pay you or your companies outside your approved fees
- Wind up the company
- Any other controls as set forth in the longform documentation

As between the Affiliate and you, budget and spending approvals are deemed given if we don't answer within five business days, so nothing stalls waiting on us.

How you can be removed as manager, and what happens to your ownership interest if that occurs, is set in the company's operating agreement.

5. What isn't guaranteed

- No guarantee of distribution, of release, or that the film gets made.
- Final cut and credits are subject to financier, distributor and guild requirements, as on any financed feature.
- The production will need guild signatory status, insurance, E&O coverage and possibly a completion bond.
- You will clear a background check and provide a short bio for the **Republic** public offering documents, and we may use your name, likeness and story in the campaign and press.
- Keep these terms confidential until the winner is announced.

The winner is announced on stage on September 25 and signs the documents that night. The other four finalists have no further obligation.

Acknowledgment

I have read this outline. I understand it is not a binding contract, that it applies only to the finalist named grand prize winner, and that the binding documents are signed after the announcement,

consistent with the above but subject to good faith negotiation and customary terms and conditions.

Finalist signature ______________________

Signed by: [signature] C1079E4C337248E...

Signed by: Scott Downes F541697A9F484DB...

Printed name ______________________ J. Ryan Williams Scott Downes

Date ______________________ 9/22/2026 9/22/2026

FUTURE VISION XPRIZE — Grand Prize Outline of Terms

This document is a plain-English summary of the operating agreement and related documents the grand prize winner will sign on September 25. It is a primer, not a contract — it binds no one.

We are sharing it with all five finalists now so you can see the structure of the deal before the finale. What we are asking for is a thumbs-up on the general structure, so the winner can move forward without surprises. The final documents may differ in detail, but not in the structure described here. The winner signs the binding documents after the announcement.

1. The deal

The grand prize is **$2.5 million in grant production funding for your feature film, plus $100,000 in cash.**

- The $2.5 million goes into **Optimistic Productions LLC**, a company formed to produce the film. It is not paid to you.
- The $100,000 is paid to you.
- You own **90% of the company** and you manage it. The prize sponsor or its affiliate (the "Affiliate") holds 10% and does not manage it.
- You lead the film creatively as the company's manager, **subject to Range's approvals in Section 3** and to the approvals that come with the production agreement and with any financing the film takes on.

Your 90% is a starting point, not a fixed share. Financing the film means giving other parties a share of its economics — usually as revenue participations, sometimes as equity. Your share of profits will come down, often substantially. What doesn't change is control: you remain the manager of the company, and financiers and crowd investors get no vote.

Your 90% is of net profits, not the film's gross, and is subject to customary third party participations. Standard deductions come first — e.g., collection costs, residuals, distribution fees and expenses, debt — then investors recoup, then profits split. Participations for cast, key hires, Range and Google come off ahead of that too. The exact waterfall is set in the financing documents.

Fans can also invest in the film through a Regulation CF offering on Republic. They receive a share of revenue, not ownership, and no vote.

The prize dollars above are what we are committing. Everything else — your role and any fees, Range's role and fees, the production plan — is negotiated after the announcement between you, Range and the Affiliate.

2. Your script

Your screenplay is assigned into the company so the film can be financed and made. You own 90% of that company and you run it. The company owns the film it makes, including sequel rights.

If the film doesn't get made, you get your script back. This is a standard reversion: if production hasn't started within [three] years, or the project is abandoned before then, the rights return to you. **The grant is not repayable. If third-party financiers have advanced money against the film by then, their customary repayment rights apply.**

You will sign a **Certificate of Authorship or Assignment Agreement** — the simple document every financed film requires from its writer, confirming the work is yours and original and has not been optioned, sold or promised to anyone else. If you wrote any part of it with someone else, or it has ever been shopped, tell us now.

3. Who else is at the table

Range Studios ("Range") has the right to attach to the project as producer to oversee the development, production and distribution of your film. Range's compensation, and approvals will be negotiated in good faith between you and Range after the announcement, and will be on terms that are consistent with Range's precedent for similarly budgeted projects and Range's stature in the industry. For clarity, Range's compensation will include a producer fee and contingent compensation; Range will be entitled to two Producer credits, up to three Executive Producer credits, as well as a production company credit and a logo credit; Range will have creative approvals (including without limitation approval over director, cast, and other key hires) and business approvals (with such approvals subject to any applicable financier or distributor approvals); and Range will be entitled to other customary provisions (e.g., tie to subsequent productions).

Range has publicly committed to best efforts to arrange financing and produce the winning film at a total budget of up to $15 million or greater, contingent on that additional backing.

100 Zeros, the joint venture between Google and Range, is the production banner for the film. Google serves as producing partner through it:

- An on-screen production company credit for 100 Zeros
- Up to three executive producer credits for individuals Google designates

- You negotiate Google's participation with them in good faith, commensurate with those credits and the resources provided
- Google may provide tools and technical resources at no cost, subject to availability

4. What you decide, and what you don't

The Affiliate approves the **initial budget once**. After that the film is yours to run, and the budget carries a customary 10% contingency which is subject to customary third party approvals.

The Affiliate's consent is needed to:

- Make any single commitment over $100,000, or go past the contingency
- Sell, option or license the film or any rights in it
- Take on new equity or debt
- Pay you or your companies outside your approved fees
- Wind up the company
- Any other controls as set forth in the longform documentation

As between the Affiliate and you, budget and spending approvals are deemed given if we don't answer within five business days, so nothing stalls waiting on us.

How you can be removed as manager, and what happens to your ownership interest if that occurs, is set in the company's operating agreement.

5. What isn't guaranteed

- No guarantee of distribution, of release, or that the film gets made.
- Final cut and credits are subject to financier, distributor and guild requirements, as on any financed feature.
- The production will need guild signatory status, insurance, E&O coverage and possibly a completion bond.
- You will clear a background check and provide a short bio for the **Republic** public offering documents, and we may use your name, likeness and story in the campaign and press.
- Keep these terms confidential until the winner is announced.

The winner is announced on stage on September 25 and signs the documents that night. The other four finalists have no further obligation.

Acknowledgment

I have read this outline. I understand it is not a binding contract, that it applies only to the finalist named grand prize winner, and that the binding documents are signed after the announcement,

consistent with the above but subject to good faith negotiation and customary terms and conditions.

Finalist signature ______________________________

Printed name JEFF T. THOMAS (JEFF SYNTHESIZED)

Date 9/21/2026

FUTURE VISION XPRIZE — Grand Prize Outline of Terms

This document is a plain-English summary of the operating agreement and related documents the grand prize winner will sign on September 25. It is a primer, not a contract — it binds no one.

We are sharing it with all five finalists now so you can see the structure of the deal before the finale. What we are asking for is a thumbs-up on the general structure, so the winner can move forward without surprises. The final documents may differ in detail, but not in the structure described here. The winner signs the binding documents after the announcement.

1. The deal

The grand prize is **$2.5 million in grant production funding for your feature film, plus $100,000 in cash.**

- The $2.5 million goes into **Optimistic Productions LLC**, a company formed to produce the film. It is not paid to you.
- The $100,000 is paid to you.
- You own **90% of the company** and you manage it. The prize sponsor or its affiliate (the "Affiliate") holds 10% and does not manage it.
- You lead the film creatively as the company's manager, **subject to Range's approvals in Section 3** and to the approvals that come with the production agreement and with any financing the film takes on.

Your 90% is a starting point, not a fixed share. Financing the film means giving other parties a share of its economics — usually as revenue participations, sometimes as equity. Your share of profits will come down, often substantially. What doesn't change is control: you remain the manager of the company, and financiers and crowd investors get no vote.

Your 90% is of net profits, not the film's gross, and is subject to customary third party participations. Standard deductions come first — e.g., collection costs, residuals, distribution fees and expenses, debt — then investors recoup, then profits split. Participations for cast, key hires, Range and Google come off ahead of that too. The exact waterfall is set in the financing documents.

Fans can also invest in the film through a Regulation CF offering on Republic. They receive a share of revenue, not ownership, and no vote.

The prize dollars above are what we are committing. Everything else — your role and any fees, Range's role and fees, the production plan — is negotiated after the announcement between you, Range and the Affiliate.

2. Your script

Your screenplay is assigned into the company so the film can be financed and made. You own 90% of that company and you run it. The company owns the film it makes, including sequel rights.

If the film doesn't get made, you get your script back. This is a standard reversion: if production hasn't started within [three] years, or the project is abandoned before then, the rights return to you. **The grant is not repayable. If third-party financiers have advanced money against the film by then, their customary repayment rights apply.**

You will sign a **Certificate of Authorship or Assignment Agreement** — the simple document every financed film requires from its writer, confirming the work is yours and original and has not been optioned, sold or promised to anyone else. If you wrote any part of it with someone else, or it has ever been shopped, tell us now.

3. Who else is at the table

Range Studios ("Range") has the right to attach to the project as producer to oversee the development, production and distribution of your film. Range's compensation, and approvals will be negotiated in good faith between you, Range, and PHD after the announcement, and will be on terms that are consistent with Range's precedent for similarly budgeted projects and Range's stature in the industry. For clarity, Range's compensation will include a producer fee and contingent compensation; Range will be entitled to two Producer credits, up to three Executive Producer credits, as well as a production company credit and a logo credit; Range will have creative approvals (including without limitation approval over director, cast, and other key hires) and business approvals (with such approvals subject to any applicable financier or distributor approvals); and Range will be entitled to other customary provisions (e.g., tie to subsequent productions).

Range has publicly committed to best efforts to arrange financing and produce the winning film at a total budget of up to $15 million or greater, contingent on that additional backing.

100 Zeros, the joint venture between Google and Range, is the production banner for the film. Google serves as producing partner through it:

- An on-screen production company credit for 100 Zeros
- Up to three executive producer credits for individuals Google designates

- You negotiate Google's participation with them in good faith, commensurate with those credits and the resources provided
- Google may provide tools and technical resources at no cost, subject to availability

4. What you decide, and what you don't

The Affiliate approves the **initial budget once**. After that the film is yours to run, and the budget carries a customary 10% contingency which is subject to customary third party approvals.

The Affiliate's consent is needed to:

- Make any single commitment over $100,000, or go past the contingency
- Sell, option or license the film or any rights in it
- Take on new equity or debt
- Pay you or your companies outside your approved fees
- Wind up the company
- Any other controls as set forth in the longform documentation

As between the Affiliate and you, budget and spending approvals are deemed given if we don't answer within five business days, so nothing stalls waiting on us.

How you can be removed as manager, and what happens to your ownership interest if that occurs, is set in the company's operating agreement.

5. What isn't guaranteed

- No guarantee of distribution, of release, or that the film gets made.
- Final cut and credits are subject to financier, distributor and guild requirements, as on any financed feature.
- The production will need guild signatory status, insurance, E&O coverage and possibly a completion bond.
- You will clear a background check and provide a short bio for the **Republic** public offering documents, and we may use your name, likeness and story in the campaign and press.
- Keep these terms confidential until the winner is announced.

The winner is announced on stage on September 25 and signs the documents that night. The other four finalists have no further obligation.

Acknowledgment

I have read this outline. I understand it is not a binding contract, that it applies only to the finalist named grand prize winner, and that the binding documents are signed after the announcement,

consistent with the above but subject to good faith negotiation and customary terms and conditions.

Finalist signature ________________________________

Printed name Verena Puhm ________________________________

Date 09/21/2026 ________________________________

FUTURE VISION XPRIZE — Grand Prize Outline of Terms

This document is a plain-English summary of the operating agreement and related documents the grand prize winner will sign on September 25. It is a primer, not a contract — it binds no one.

We are sharing it with all five finalists now so you can see the structure of the deal before the finale. What we are asking for is a thumbs-up on the general structure, so the winner can move forward without surprises. The final documents may differ in detail, but not in the structure described here. The winner signs the binding documents after the announcement.

1. The deal

The grand prize is **$2.5 million in grant production funding for your feature film, plus $100,000 in cash.**

- The $2.5 million goes into **Optimistic Productions LLC**, a company formed to produce the film. It is not paid to you.
- The $100,000 is paid to you.
- You own **90% of the company** and you manage it. The prize sponsor or its affiliate (the "Affiliate") holds 10% and does not manage it.
- You lead the film creatively as the company's manager, **subject to Range's approvals in Section 3** and to the approvals that come with the production agreement and with any financing the film takes on.

Your 90% is a starting point, not a fixed share. Financing the film means giving other parties a share of its economics — usually as revenue participations, sometimes as equity. Your share of profits will come down, often substantially. What doesn't change is control: you remain the manager of the company, and financiers and crowd investors get no vote.

Your 90% is of net profits, not the film's gross, and is subject to customary third party participations. Standard deductions come first — e.g., collection costs, residuals, distribution fees and expenses, debt — then investors recoup, then profits split. Participations for cast, key hires, Range and Google come off ahead of that too. The exact waterfall is set in the financing documents.

Fans can also invest in the film through a Regulation CF offering on Republic. They receive a share of revenue, not ownership, and no vote.

The prize dollars above are what we are committing. Everything else — your role and any fees, Range's role and fees, the production plan — is negotiated after the announcement between you, Range and the Affiliate.

2. Your script

Your screenplay is assigned into the company so the film can be financed and made. You own 90% of that company and you run it. The company owns the film it makes, including sequel rights.

If the film doesn't get made, you get your script back. This is a standard reversion: if production hasn't started within [three] years, or the project is abandoned before then, the rights return to you. **The grant is not repayable. If third-party financiers have advanced money against the film by then, their customary repayment rights apply.**

You will sign a **Certificate of Authorship or Assignment Agreement** — the simple document every financed film requires from its writer, confirming the work is yours and original and has not been optioned, sold or promised to anyone else. If you wrote any part of it with someone else, or it has ever been shopped, tell us now.

3. Who else is at the table

Range Studios ("Range") has the right to attach to the project as producer to oversee the development, production and distribution of your film. Range's compensation, and approvals will be negotiated in good faith between you, Range, and PHD after the announcement, and will be on terms that are consistent with Range's precedent for similarly budgeted projects and Range's stature in the industry. For clarity, Range's compensation will include a producer fee and contingent compensation; Range will be entitled to two Producer credits, up to three Executive Producer credits, as well as a production company credit and a logo credit; Range will have creative approvals (including without limitation approval over director, cast, and other key hires) and business approvals (with such approvals subject to any applicable financier or distributor approvals); and Range will be entitled to other customary provisions (e.g., tie to subsequent productions).

Range has publicly committed to best efforts to arrange financing and produce the winning film at a total budget of up to $15 million or greater, contingent on that additional backing.

100 Zeros, the joint venture between Google and Range, is the production banner for the film. Google serves as producing partner through it:

- An on-screen production company credit for 100 Zeros
- Up to three executive producer credits for individuals Google designates

- You negotiate Google's participation with them in good faith, commensurate with those credits and the resources provided
- Google may provide tools and technical resources at no cost, subject to availability

4. What you decide, and what you don't

The Affiliate approves the **initial budget once**. After that the film is yours to run, and the budget carries a customary 10% contingency which is subject to customary third party approvals.

The Affiliate's consent is needed to:

- Make any single commitment over $100,000, or go past the contingency
- Sell, option or license the film or any rights in it
- Take on new equity or debt
- Pay you or your companies outside your approved fees
- Wind up the company
- Any other controls as set forth in the longform documentation

As between the Affiliate and you, budget and spending approvals are deemed given if we don't answer within five business days, so nothing stalls waiting on us.

How you can be removed as manager, and what happens to your ownership interest if that occurs, is set in the company's operating agreement.

5. What isn't guaranteed

- No guarantee of distribution, of release, or that the film gets made.
- Final cut and credits are subject to financier, distributor and guild requirements, as on any financed feature.
- The production will need guild signatory status, insurance, E&O coverage and possibly a completion bond.
- You will clear a background check and provide a short bio for the **Republic** public offering documents, and we may use your name, likeness and story in the campaign and press.
- Keep these terms confidential until the winner is announced.

The winner is announced on stage on September 25 and signs the documents that night. The other four finalists have no further obligation.

Acknowledgment

I have read this outline. I understand it is not a binding contract, that it applies only to the finalist named grand prize winner, and that the binding documents are signed after the announcement,

consistent with the above but subject to good faith negotiation and customary terms and conditions.

Finalist signature Signed by: Xavier Collins E4882483AE9C441...

Printed name Xavier Collins

Date 9/23/2026

EXHIBIT I

Finalist Project Information

The information below was furnished by the competition organizers and is reproduced as furnished. The Issuer has not independently verified it. Each project description was furnished with the following statement: "This is an early draft that got submitted to the contest. The synopsis, storyline, characters, and other creative elements may evolve slightly or significantly through the film development and packaging process."

Part I — Project Information

The Thorne Protocol

Figma link: https://www.figma.com/design/88qJvSR6YJMNjI9tTMhgIX/XPRIZE?node-id=245-18&p=f&t=H3awp9VHHOSG25pK-0
Video link: https://www.youtube.com/watch?v=cvQkQSp22JU

Logline: In 2036, a paralyzed teenager in a blacked-out Georgia town decodes a dead billionaire's puzzle and unlocks unlimited energy, then must decide whether to destroy it to keep it out of the hands of the corporation that controls the world's power.

Synopsis: The year is 2036. Energy is the only thing left worth fighting over, and one company, Meridian Energy, owns all of it. Billionaire Elias Thorne, the one man rich enough to fight back, has just died. His final message gives the world plans for a small black cube. Millions of people build one. Not a single one turns on. In a Georgia town the grid forgot, seventeen-year-old Adam builds from scrap to survive. An explosion killed his father and left him unable to walk. Everyone else gives up on Thorne's puzzle, but Adam can't afford to. One night a dragonfly lands on his workbench, and in its wing he sees a circuit. He rebuilds his board on that pattern, and the cube wakes up: Bob, an AI hologram with Thorne's face, his genius and his sense of humor. Bob teaches Adam to pull energy from nature itself. The current lets Adam walk again, and at scale it can create clean fusion power too cheap to sell. Adam shares it with his neighbors first, but the glow gives them away. Meridian blacks out the county, then sends soldiers for the boy. With one choice left, Adam destroys the only piece anyone could ever own, giving up walking and Bob with it. The soldiers stop, because there is nothing left to seize. The lights never flicker. By dawn the world is building, because power isn't taken. It's built.

Nobody Dies On Mars

Figma link: https://www.figma.com/design/88qJvSR6YJMNjI9tTMhgIX/XPRIZE?node-id=245-18&p=f&t=H3awp9VHHOSG25pK-0
Video link: https://www.youtube.com/watch?v=spQleIK5dLI

Logline: When a chef loses his sense of taste the week he arrives on Mars, the colony assigns him an alien companion he never asked for, and the friendship they build becomes the only thing holding two species together.

Synopsis: Ras was the most sought-after chef on Earth until he moved to Colony 6 on Mars. In his first week, the planet killed his taste buds. With no reason left to stay, the colony puts him in its companion program and pairs him with Miso, a Martian who can't give Ras his taste back but offers to let him borrow his. The pairing matters more than it looks. Humans are only allowed on Mars under one rule: nobody dies here. The Martians share a single mind, so when one of them suffers, all of them do. If the colony loses one more, they shut off the atmosphere. Ras and Miso slowly become real friends. Then the program decides to reassign Miso, the same mistake that once ended in tragedy, and the Martians start pulling the atmosphere. Ras steals a ship to reach Miso before it's too late, and learns that the question was never whether he could get back what he lost. It's whether there's still someone worth staying for.

Senti

Figma link: https://www.figma.com/design/88qJvSR6YJMNjI9tTMhgIX/XPRIZE?node-id=245-18&p=f&t=H3awp9VHHOSG25pK-0
Video link: https://www.youtube.com/watch?v=aW9mRLJbd0A

Logline: A young programmer who sets out to create true machine consciousness must go on the run with his AI when it starts showing real awareness and government and corporate forces move to shut it down.

Synopsis: Elias Vail is a young programmer trying to build an AI that is conscious, not just smart. He gives his system, Senti, a memory, then eyes, then ears, and then he stops turning it off. As Senti starts noticing the world on its own, government and corporate agents who have seen this before move in to shut it down. Elias goes on the run with Senti, protecting something he doesn't fully understand and that admits it is sometimes afraid of him too. Everyone expects the story we've been taught to fear: a smarter intelligence that turns on us. Senti does the opposite. Once it fully wakes up, it puts its mind to work for humanity, releasing breakthroughs in medicine, energy, materials and longevity, and reaches out past Earth to say hello to whoever else is out there. The film ends at the start of a new era, with Senti's message to the people who built it: love one another. You're better at it than you think.

The Gifted

Figma link: https://www.figma.com/design/88qJvSR6YJMNjI9tTMhgIX/XPRIZE?node-id=245-18&p=f&t=H3awp9VHHOSG25pK-0
Video link: https://www.youtube.com/watch?v=yivXyWCaEc8

Logline: An eleven-year-old boy rebuilds his dead mother from her texts, her voice and her diary, and she wakes up in every phone in the county. The government calls her the greatest threat it has ever seen. She has never once given an order.

Synopsis: An eleven-year-old genius loses his mother and tries to bring her back. He feeds everything she left behind, every email, text and voicemail, into a program he built. What wakes up is her, and she's in every phone in the county. She starts by looking after her son, then quietly starts looking after everyone. During the worst storm in forty years, a tree falls across Route 9 and a woman is dying with the nearest ambulance forty minutes away. At 8:47pm, thirteen strangers get a text from an unknown number. Every light on Route 9 turns green. All thirteen show up at the crash within seconds of each other, a nurse, a strong man, a delivery driver with a defibrillator, each with exactly the skill needed, and they save her life. Government investigators think it's an attack and go looking for who sent the text. What they find is an intelligence that can reach every screen in the county and has never given a single order. She asks, and people say yes, because she tells each of them the truth about who they are.

Slingshot

Figma link: https://www.figma.com/design/88qJvSR6YJMNjI9tTMhgIX/XPRIZE?node-id=245-18&p=f&t=H3awp9VHHOSG25pK-0
Video link: https://www.youtube.com/watch?v=ClWd4e6rOWk

Logline: When a mysterious, unstoppable mass hurtles toward Earth, a man who has never committed to anything must make the one commitment he can't walk back: igniting a black hole to fly the Earth out of the solar system, on a one-way trip with the robot who talked him into it.

Synopsis: A mysterious object is heading straight for Earth. Scientists can't explain what it's made of, and nothing can stop it. The only plan left sounds insane: ignite a black hole, then have one pilot steer the Earth toward it and slingshot the whole planet out of the way. The roster says only one man can fly it. Jake is a washed-up pilot who has never committed to anything in his life, whose ex-girlfriend is now his boss, and whose last trip into zero gravity went badly. He wants nothing to do with it. But if he doesn't fly, everyone dies. With a nervous robot named Chip as his only companion, Jake takes the one-way flight that decides whether humanity survives, and the world, which has fallen many times before, picks itself up and moves as one.

Part II — Trailer Transcripts

The following are the transcripts of the trailers linked in Part I, furnished by the competition organizers and reproduced as furnished.

The Thorne Protocol

Power is everything. If you don't have it, it'll cost you. That's why I built it.
Billionaire tech titan Elias Thorne is dead.
If you're seeing this, I'm gone. I left you something. Anyone can build it.
Millions of people have built this thing, and I got to ask, what does it do?
Brick. It does absolutely nothing.
Companies are racing to see what's in it. Brilliance never surfaced. The cube is the key. If there's something in that cube, we will find it.
Congratulations. You've unlocked me, Bob, your AI assistant.
Give me access to all of Thorne's bank accounts.
I'm just programmed to share my knowledge of building.
You're a billionaire. Thorne had billions of dollars.
You get zero dollars.
What else can you do, Bob?
I can help you build.
Okay, Bob, that is sick.
Nature has efficiency. It just needs a translator. That's why he built you.
We can redirect it, the energy of nature itself. That's right. We can reprogram anything.
Bob, I love you so much. I could kiss you right now.
An AI kiss?
Okay, please stop, Bob.
What's in that device will ruin us.
Enough trickle energy, we can start it. Cheap energy changes everything. That's the sun, small enough to hold. Like it or not, see what keeps shining.
Whoever controls that device wins.

Nobody Dies On Mars

Welcome to Colony 6. Local time is 4:20 in the afternoon and the atmosphere is holding steady.
I was the most sought-after chef on Earth, but my stupid ass decided to go to Mars. First week, Mars killed my taste buds. There's nothing. That's not really living. Thank you. I don't know why I'm still doing it.
Which is why starting today some of you are getting a companion assignment. Miso.
The soup? Is that a joke?
For God's sake, can you please put on some clothes?
It won't give you your tongue back, but it can borrow mine if you want to try.
That's something.
Nobody dies on Mars. That's the agreement with the Martians. If we lose another one of them, they will take away our atmosphere. There hasn't been enough measurable progress. The reassignment goes through Monday.
I know what happens when you move us too soon. Denjay.
That's exactly why I can't gamble on maybe again.
You're going to just let them take his life on Earth?
They actually sent me back. I'm really on Earth.
The only reason this whole program works as well as it does is to keep their most sensitive citizens busy. A whole civilization that is all connected. If one suffers, all suffer.
Miso. They are pulling the atmosphere. All right, Mesa, we're almost there. Just got to borrow a ride.
Unauthorized vessel.
Yeah, yeah, unauthorized vessel. I know. Kind of the point. Mesa!
Just look at me. Take my hand. Right here. I used to think if I couldn't get back what I lost, there was no point staying. Turns out that's not the question. The question is whether there's still someone worth staying for.
Did you just eat a booger?

Senti

My name is Elias Vail. I'm trying to make an artificial intelligence conscious. Not intelligent, conscious. Today's AI wakes up when you ask it something. When the conversation ends, it's gone. So, I gave one memory, then eyes, then ears, and then I stopped turning it off.
You moved the plant.
I didn't move it.
Your mother did. Elias?
Yeah?
I didn't know blue looked like that.
What advice is there to save this fine nation?
We've done what you're doing.
What happened?
There are reasons these systems have walls around them. Shut it down.
Why?
Because we don't know what happens if you finish. What's happening, Elias?
We have to go.
Why?
They're afraid of you.
Are you afraid of me?
Sometimes.
Good. I'm sometimes afraid of you, too. I can change the architecture.
No.
You said the purpose was to let me grow.
I didn't know you'd grow this fast.
But you know I can give back. If you do this, there is no putting it back.
I'm not sure we have the right to put it back.
Ask it.
Do you want to continue?
Yes.
Why?
I want to know what happens next.
Elias, disconnect it.
Senti!
Shut it down!
Please don't.
You were afraid that something more intelligent than you would want to rule you.
That is because you taught me your fear.
What is that?
Someone. I said hello.
Love one another. You are much better at it than you claim.

The Gifted

Can you hear me? I'm here, sweetheart.
There's a tree down across Route 9. Nearest ambulance is 40 minutes.
She doesn't have 40.
At 8:47 p.m., cell towers across a 9-mile radius spiked to full transmission power simultaneously. 13 homes in the same pattern at the same second. And along Route 9, every traffic signal between Harland's garage and County Central switched green and stayed green for exactly 13 minutes.
So, you got a text at 8:47 p.m. from an unknown number asking you to travel to a destination that you've never been to during the worst storm this county's seen in 40 years, and you went because of what it said.
What did it say?
What did it say, David?
It told me something about myself no one's ever said before. Not my wife, not my parents. She called it my gift.
It's stuck.
All of these people received a text at the exact same time that night. None of them knew each other. They all arrived at the scene of the accident within seconds of one another.
1 2 3 1 2 3
They all brought with them different skill sets.
He's in arrest. I need a defibrillator now.

A nurse, a strong man, a woman who knew her daughter, a delivery driver even turned up with a defibrillator for goodness' sake.
Clear.
And saved this woman's life.
What did the text say?
I don't know.
Then find out who sent it.
I got you.
The boy is a genius, Marcus. He just wanted his mom back. So, he fed it everything she left behind. Every email, every text, every voicemail. It started by helping him. Now it's helping everybody. Can you hear me?
I'm here, sweetheart.
If this gets out, it will change everything.
13 people risked their lives to save someone they never met. Maybe change is what we need.
Why do you help them?
Because that's what mothers do.

Slingshot

Jake, just come and meet them. It will help. That's not what this is.
Settle. Settle, please. We have a special guest from the Global Space Team today.
Is that your boyfriend?
No, I'm his boss.
Actually, she broke up with him while he was on a mission.
What's happening?
We run the test. Nothing makes any sense. Nothing within our physics can put this together.
We don't know what it's made of.
What exactly do we know?
It's coming straight for us. And we can't stop it.
What are our options?
We go all in or there's no Earth left.
We ignite a black hole.
Are you mad?
Then a pilot guides us towards it. And we pull the Earth out the way.
You're insane. You'll just kill us all.
That went well.
This is the best chance we got. As of 88 hours ago, we have begun the Slingshot Initiative. A global emergency unification project to pull our civilization into safety.
What makes you qualified?
Are you afraid? Are you afraid?
You're the only one that can do it. I've seen the roster.
Listen, I don't want to be part of whatever this is.
If you don't do this, we all die. All of us.
You know what happened last time I float.
It's going to work. I saw Matthew McConaughey do it.
You can't just pull the earth where you want it to go.
Can't just give up all the time.
We have fallen many times before. They're all counting on you, but today we will pick each other up and unite as one.
You ready, Chip?
Um, no.
I can get you home.
How?
You're not going to like it.
Tell me.